As filed with the Securities and Exchange Commission on June 11, 2002

                                                               File No. 70-09961
                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                                 Amendment No. 3
                                       to
                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------
         E.ON AG                           Powergen plc
         E.ON-Platz 1                      Powergen US Holdings Limited
         40479 Dusseldorf                  Powergen US Investments
         Germany                           Powergen Luxembourg sarl
                                           Powergen Luxembourg Holdings sarl
                                           Powergen Luxembourg Investments sarl
                                           Powergen US Investments Corp.
                                           City Point
                                           1 Ropemaker Street
                                           London EC2Y 9HT
                                           United Kingdom

                (Names of companies filing this statement
              and addresses of principal executive offices)
                ----------------------------------------

                                 E.ON AG
                (Name of top registered holding company)
                ----------------------------------------

      Ulrich Hueppe                              David Jackson
      General Counsel, Executive Vice            Company Secretary and General
      President                                  Counsel
      Dr. Guntram Wuerzberg                      Powergen plc
      Vice President General Legal Affairs       City Point
      E.ON AG                                    1 Ropemaker Street
      E.ON-Platz 1                               London EC2Y 9HT
      40479 Dusseldorf                           United Kingdom
      Germany                                    Telephone:  011-44-207-826-2742
      Telephone: 011-49-211-4579-388             Facsimile:  011-44-207-826-2889
      Facsimile:  011-49-211-4579-610

               (Names and addresses of agents for service)

             The Commission is also requested to send copies of any communication in connection with this matter to:

      Tia S. Barancik                            Peter D. Clarke
      LeBoeuf, Lamb, Greene & MacRae, L.L.P.     Debra J. Schnebel
      125 West 55th Street                       Jones, Day, Reavis & Pogue
      New York, NY 10019-5389                    77 West Wacker Drive, Ste. 3500
      Telephone: (212) 424-8455                  Chicago, IL 60601-1692
      Facsimile: (212) 424-8500                  Telephone: (312) 782-3939
                                                 Facsimile: (312) 782-8585
      Markian M. W. Melnyk
      LeBoeuf, Lamb, Greene & MacRae, L.L.P.     Joseph B. Frumkin
      1875 Connecticut Ave., N.W.                Sullivan & Cromwell
      Washington, D.C. 20009-5728                125 Broad Street
      Telephone: (202) 986-8212                  New York, NY 10004
      Facsimile: (202) 986-8102                  Telephone: (212)-558-4000
                                                 Facsimile: (212) 558-3588

                                TABLE OF CONTENTS

Item 1. Description of the Proposed Transaction................................2

         A.   Introduction.....................................................2

              1.  Background of the Transaction................................2

              2.  E.ON Generally...............................................3

                  a.  Energy - E.ON Energie....................................4

                  b.  Chemicals - Degussa AG...................................5

                  c.  Real Estate - Viterra AG.................................6

                  d.  Oil - VEBA Oel...........................................6

                  e.  Telecommunications - E.ON Telecom GmbH and VIAG
                      Telecom Beteiligungs GmbH................................7

                  f.  Distribution and Logistics - Stinnes AG and Klockner
                      & Co. AG.................................................7

                  g.  Aluminum - VAW aluminium AG..............................7

                  h.  Silicon Wafers - MEMC Electronic Materials Inc...........7

                  i.  RAG......................................................8

                  j.  Divestiture Program Generally............................8

              3.  Powergen Generally...........................................9

                  a.  Powergen UK..............................................9

                  b.  LG&E Energy.............................................10

                  c.  Powergen International..................................12

         B.   Description of the Acquisition..................................12

              1.  Introduction................................................12

              2.  The Scheme..................................................12

              3.  The Offer...................................................13

              4.  Loan Note Alternative.......................................15

              5.  Conditions to the Offer.....................................15

         C.   Financing the Acquisition and the Resulting Financial and
              Corporate Structure.............................................17

         D.   E.ON's Shareholders.............................................19

         E.   Management of the Combined System...............................19

         F.   Regulatory Environment..........................................20

              1.  Generally...................................................20

              2.  Restructuring Activity in the U.S...........................21

         G.   Service Company.................................................22

Item 2. Fees, Commissions and Expenses........................................22

Item 3. Applicable Statutory Provisions.......................................22

         A.   Legal Analysis of the Acquisition...............................23

         B.   Undue Concentration.............................................24

         C.   Reasonableness of Consideration.................................27

         D.   Capital Structure and Corporate Structure Complication..........30

         E.   Compliance with State Law.......................................43

         F.   Integrated Public Utility System................................44

         G.   Retention of Nonutility Subsidiaries............................50

              1.  E.ON's Nonutility Subsidiaries..............................50

                  a.  Degussa.................................................51

                  b.  Viterra.................................................54

                  c.  RAG.....................................................56

              2.  Powergen's Nonutility Businesses............................66

         H.   EWG/FUCO-Related Financings.....................................66

         I.   Investments in TBD Subsidiaries.................................68

         J.   E.ON's Investments in Portfolio Securities......................69

         K.   Intrasystem Provision of Services...............................71

              1.  LG&E Services and the LG&E Energy Group.....................71

              2.  Services provided by Powergen Group and E.ON Group..........72

              3.  Exemptions for Transactions with Non-utility Companies......73

              4.  Interaction with Other Regulatory Agencies..................74

              5.  Restriction on Amendments...................................75

         L.   E.ON's Water Operations.........................................76

         M.   Reporting Requirements..........................................80

Item 4. Regulatory Approvals..................................................80

Item 5. Procedure.............................................................84

Item 6. Exhibits and Financial Statements.....................................84

Item 7. Information as to Environmental Effects...............................86

                              Certain Defined Terms

1. "Applicants" means E.ON, Powergen and the Powergen Intermediate Holding Companies.
2.   "E.ON" means E.ON AG.
3.   "E.ON Energie" means E.ON Energie AG.
4. "E.ON Group" means E.ON and all of its direct and indirect subsidiary companies.
5.   "E.ON UK" means E.ON U.K. Verwaltungs GmbH.
6.   "E.ON US" means E.ON U.S. Verwaltungs GmbH.
7.   "GAAP" means generally accepted accounting principles.
8. "Intermediate Companies" means E.ON US and Powergen US Investments Corp. ("PUSIC"), following the transfer of PUSIC and the LG&E Energy Group indirectly to E.ON U.S.
9.   "KU" means Kentucky Utilities Company.
10.  "LG&E" means Louisville Gas and Electric Company.
11.  "LG&E Energy" means LG&E Energy Corp.
12. "LG&E Energy Group" means LG&E Energy and all of its direct and indirect subsidiary companies.
13. "Nonutility Subsidiaries" means all of the subsidiary companies of LG&E Energy except the Utility Subsidiaries.
14.  "Powergen" means Powergen plc.
15. "Powergen Group" means Powergen and all of its direct and indirect subsidiary companies.
16. "Powergen UK Group" means Powergen, Powergen Group Holdings Ltd. and all of the direct and indirect subsidiary companies of Powergen Group Holdings Ltd.
17. "Powergen Financing Entities" means Powergen US Holdings Limited, Powergen US Funding LLC and the subsidiaries of Powergen US Holdings Limited, following the transfer of PUSIC and the LG&E Energy Group indirectly to E.ON U.S.
18. "Powergen Intermediate Holding Companies" means Powergen US Holdings Limited, Powergen US Investments, Powergen Luxembourg sarl, Powergen Luxembourg Holdings sarl, Powergen Luxembourg Investments sarl and Powergen US Investments Corp.
19.  "Utility Subsidiaries" means LG&E and KU.

          This pre-effective Amendment No. 3 replaces and revises the Form U-1 Application - Declaration in this proceeding originally filed in File No. 70-9961 on September 4, 2001, and subsequently amended by Amendment No. 1, filed on October 23, 2001 and Amendment No. 2, filed on December 21, 2001. It does not replace exhibits previously filed.

Item 1.   Description of the Proposed Transaction

     A.   Introduction

          This Application/Declaration (the "Application") requests the authorization of the Securities and Exchange Commission (the "Commission" or "SEC") for the proposed acquisition of Powergen plc ("Powergen") by E.ON AG ("E.ON") (the "Acquisition"), and for certain related transactions. Commission authorization of the Acquisition is required under Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act") because E.ON's acquisition of Powergen will result in E.ON's indirect acquisition of Powergen's U.S. holding company, LG&E Energy Corp. ("LG&E Energy"), and its public utility company subsidiaries Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU").

          Following consummation of the Acquisition, E.ON will register with the Commission as a holding company under Section 5 of the Act.

          1.   Background of the Transaction

          E.ON seeks to become a leading global integrated energy and utility company. The acquisition of Powergen is a natural step in furtherance of E.ON's effort to build a global presence and will provide E.ON with a leading pan-European position in energy utilities. Powergen also provides E.ON with a significant presence in the U.K., the third largest European electricity market and brings with it substantial energy trading experience.

          At the same time, E.ON's indirect acquisition of LG&E Energy provides a platform for E.ON to build a profitable position in the U.S. LG&E Energy has been ranked number one in cross industry customer surveys and benefits from a high quality asset base and regional price and cost advantages. E.ON expects to utilize the high quality management of Powergen and LG&E Energy to expand its presence in the U.S. In addition, E.ON's financial strength and utility expertise can help to build LG&E Energy into a stronger company. For example, the greater employment opportunities associated with a multinational corporation such as E.ON should help attract (and keep) the most skilled and motivated employees to LG&E Energy and its subsidiaries.

          E.ON believes LG&E Energy is the ideal nucleus about which to expand its U.S. energy and utility operations. The U.S. energy market is eight times the size of the German energy market and the highly fragmented nature of the U.S. energy and utility industry presents significant opportunities to grow, both organically and by acquisition. E.ON is the right company to grow LG&E Energy. E.ON brings unrivaled experience and resources to the task, as the world's largest investor-owned utility. E.ON's market capitalization of approximately Euro 39.5 billion (approximately $35.7 billion/1) as of April 6, 2001 (the last business day before the

----------------
     1 Throughout this Application, unless otherwise indicated, amounts originally in Euros were converted at $0.88: Euro 1 and amounts in British Pounds were converted at $1.43 : Pound 1. To maintain consistency with certain previously published financial information, however, amounts stated in Euros as of December 31, 2000, have been converted to dollars at the rate of 1 Euro = $0.9388, and amounts as of September 30, 2001 and December 31, 2001, were converted at the rate of 1 Euro = $0.9131 and 1 Euro = $0.8901, respectively.

public announcement of the preconditional offer), and its financial strength equals or exceeds that of any company in the U.S. energy/utility industry./2

          In addition to providing greater global scale, the acquisition of Powergen will accelerate E.ON's strategic move towards a pure-play, globally integrated energy and utility business. E.ON intends to divest its non-energy and non-utility related assets over three to five years and to reinvest the proceeds of these sales to grow core energy and utility activities. E.ON's Management Board and Powergen's management share a common managerial philosophy, comparable organizational cultures and strategic objectives. These key areas of commonality should result in the rapid realization of the benefits of the business combination. The Acquisition will also provide Powergen's shareholders with a substantial premium to the market price of the Powergen stock and is expected to provide E.ON's shareholders with immediate earnings enhancement (pre-goodwill amortization).

          E.ON's commitment to participate in the U.S. energy market is strong. E.ON was one of the first utility companies on the European continent to list its shares on the New York Stock Exchange and to publish financial statements according to U.S. GAAP. E.ON's willingness to register as a holding company under the 1935 Act and to submit to the ongoing regulation associated with that status further evidences E.ON's commitment to develop its presence in the U.S.

          2.   E.ON Generally

          E.ON is an Aktiengesellschaft, the equivalent of a U.S. stock corporation, formed under the laws of the Federal Republic of Germany. E.ON's shares are traded on all German stock exchanges, the Swiss Stock Exchange and as American Depository Receipts ("ADRs") on the New York Stock Exchange, Inc. ("NYSE"). As of year end 2001, E.ON was Germany's fifth largest industrial group measured on the basis of market capitalization at year end and it employed 151,953 people. E.ON had a market capitalization of approximately Euro 39.5 billion (approximately $35.7 billion) as of April 6, 2001, the last business day prior to the announcement of the Acquisition. As of December 31, 2001, E.ON's market capitalization was approximately $35.9 billion.

          For the twelve months ended December 31, 2001, E.ON had revenues of Euro 79.7 billion ($70.9 billion) and net income of Euro 2.0 billion ($1.8 billion). As of December 31, 2001, E.ON had net assets of Euro 24.5 billion ($21.8 billion). More detailed information concerning E.ON and its subsidiaries is contained in E.ON's Annual Report on Form 20-F for the year ended December 31, 2001.

          E.ON was formed in June 2000 as a result of the merger of German conglomerates VEBA AG and VIAG AG, which trace their roots to the 1920s. E.ON provides

----------------
     2 As of January 28, 2002, E.ON's market capitalization was approximately $38.3 billion.

strategic management for group members and coordinates group activities. E.ON also provides centralized controller, treasury, risk management and service functions to group members, as well as communications, capital markets and investor relations functions. E.ON currently is organized into six separate business divisions: energy, chemicals, real estate, oil, telecommunications and distribution/logistics. Each business division is responsible for managing its own day-to-day business. E.ON's energy business division comprises 51% of E.ON's total investments. A list of E.ON subsidiaries, based on the information provided as part of E.ON's annual accounts, is attached as Exhibit G-1 hereto./3 The business divisions, including some recently divested units, are further described below.

          Upon completion of the Acquisition, E.ON will be the world's second largest utility company and the largest investor-owned utility, based on electricity sales of 323 trillion watt hours and approximately 30 million electric and natural gas customers./4

               a.   Energy - E.ON Energie

          In July 2000, following completion of the merger between VEBA AG and VIAG AG, E.ON merged the two major energy divisions of former VEBA AG and VIAG AG (PreussenElektra AG and Bayernwerk AG, respectively) to form E.ON Energie. E.ON Energie, a wholly owned subsidiary of E.ON, supplies roughly one-third of Germany's electricity. E.ON Energie's core business consists of the ownership and operation of power generation facilities, the transmission and distribution of electric power, gas and heat and energy-related businesses, including the supply of water and water-related services.

          E.ON Energie owns interests in and operates electric power generation facilities in Germany and internationally with a total installed capacity of more than 50,000 MW, its attributable share of which is approximately 34,000 MW (not including mothballed, shut down or reduced power plants). The power generation business division is subdivided into three wholly owned German limited liability companies according to fuels used: E.ON Kraftwerke GmbH owns and operates the power stations using fossil energy sources, E.ON Kernkraft GmbH owns and operates the nuclear power stations and E.ON Wasserkraft GmbH owns and operates the hydroelectric power plants.

          The power transmission grid of E.ON Energie is located in the German states of Schleswig-Holstein, Lower Saxony, North Rhine-Westphalia, Hesse, Bavaria, Brandenburg, Saxony-Anhalt, Thuringia and Mecklenburg- Western Pomerania and reaches from Scandinavia to the Alps. The grid is interconnected with the western European power grid with links to the Netherlands, Austria, Denmark and eastern Europe. With a system length of over 37,000 km (23,000 miles) and a coverage area of nearly 170,000 square km (66,000 square miles), the grid covers more than one-third of the surface area of Germany. The high-voltage network allows long-distance power transport at low transmission losses. The system is operated from two main circuit control headquarters. In addition, there are more than twenty smaller control and service

----------------
     3 Due to recent business divestitures, Exhibit G-1 may include some former subsidiary companies, such as Klockner & Co. AG and VAW aluminium, that are no longer part of the E.ON Group.

     4 The amounts indicated include results from companies in which E.ON holds less than a 50% interest.

units at decentralized locations within the grid area. The system is mainly, but not completely (depending on regional locations), operated by E.ON Netz GmbH, a wholly owned subsidiary of E.ON Energie.

          E.ON Energie conducts its retail energy business through a number of mostly majority-owned subsidiaries and its utility distribution and supply business through a number of majority-owned subsidiaries in Germany which are identified in Exhibit G-1. E.ON Energie supplied about one-third of the electricity consumed in Germany in 2001. Its customers are interregional, regional and municipal utilities and traders, large industrial and special-rate customers and, mainly through regional distributors, standard-rate customers. In 2001, E.ON Energie sold 203.3 billion kWh of electricity in western Germany and
26.8 billion kWh in eastern Germany.

          E.ON Energie conducts its marketing and energy trading business through E.ON Sales & Trading GmbH ("E.ON Trading"), which is a wholly owned subsidiary of E.ON Energie. E.ON Energie believes that its trading floor provides E.ON Energie with valuable market insight and has strengthened its competitive position in the European electricity market. E.ON Energie intends to expand both third party trading on the trading floor and its own trading of financial contracts of electricity products. During 2000, E.ON Energie was one of the first participants in the newly-established Leipzig Power Exchange as well as the European Energy Exchange in Frankfurt. In 1999, E.ON Energie became a participant in the Scandinavian electricity exchange, Nordpool, as well as the Amsterdam Power Exchange in the Netherlands. E.ON Energie's overall electricity trading volume amounted to 188 billion kWh in 2001. In the summer of 2000, to improve its gas trading capabilities and expand its gas trading business, E.ON Energie formed a 75% - 25% joint venture with the management of D-Gas B.V., an experienced British team of gas traders.

          E.ON Trading has incorporated a complete risk management system in compliance with requirements for trading businesses of the German Federal Supervisory Office for Banking. As a consequence, there is an operational separation between the functions of trading, transacting/handling and controlling, so-called front-, middle- and back-office functions. Especially important, the function of risk-management is not handled by E.ON Trading itself, but by the separate risk controlling department within E.ON Energie. The two major risks in the trading business, i.e. adverse effects of market price changes on open trading positions and counter-party credit risk, are covered by:
(i) a limit system that is actualized daily by risk management and controlling and (ii) credit limits on the basis of rating analysis for each contractual partner.

          E.ON intends to qualify E.ON Energie as a foreign utility company ("FUCO") under Section 33 of the Act at or before the time of the Acquisition.

               b.   Chemicals - Degussa AG

          Degussa AG ("Degussa") was formed on February 9, 2001, as a result of the merger of Degussa-Huls and SKW Trostberg, two major specialty chemical companies. E.ON owns 64.55% of the equity of Degussa. The new company has divided its specialty chemicals businesses into six business divisions: health and nutrition, construction chemicals, fine and industrial chemicals, performance chemicals, coatings and advanced fillers, and specialty polymers. As discussed in greater detail below, E.ON proposes to divest its interest in the chemicals business within 5 years of the date of the completion of the Acquisition and the registration of E.ON as a holding company under the Act.

               c.   Real Estate - Viterra AG

          Viterra AG ("Viterra") is E.ON's real estate group and is engaged in four strategic business units: residential investment, development and services and commercial real estate investment and development. Viterra has a property portfolio of approximately 164,500 housing units and 100 commercial units. As discussed in greater detail below, E.ON proposes to divest its interest in the real estate business subsidiaries within 5 years of the date of the completion of the Acquisition and the registration of E.ON as a holding company under the Act.

               d.   Oil - VEBA Oel

          VEBA Oel manages interests in oil, gas and petrochemicals business including the exploration for, and production of, hydrocarbons, refining of crude oil, production of petrochemicals and the marketing of petroleum products and petrochemicals. On July 16, 2001, E.ON and BP plc, announced that they had reached an agreement to reorganize their oil and gas business. As part of this reorganization and the related transactions, on February 7, 2002, BP became VEBA Oel's majority shareholder (51%) by subscribing to a capital increase. Beginning on April 1, 2002, E.ON will have the option to sell its remaining interest in VEBA Oel (49%) to BP. Upon completion of this transaction (i.e., after exercising the put option) E.ON would have divested its oil businesses completely. E.ON proposes to divest its interest in VEBA Oel within 3 years of the date of the completion of the Acquisition and the registration of E.ON as a holding company under the Act./5

          In addition, BP, through its subsidiary Gelsenberg AG ("Gelsenberg") which directly and indirectly holds 25.5% of Ruhrgas AG ("Ruhrgas"), Germany's largest natural gas transmission, storage, distribution and import company, has agreed with E.ON that E.ON will acquire 51% of Gelsenberg by means of a capital increase at the turn of the year at the earliest. Beginning on January 1, 2002, BP will have the option to sell its remaining 49% interest in Gelsenberg to E.ON./6 Detailed information concerning Ruhrgas is provided below.

          E.ON's applications to the German Federal Cartel Office to purchase Ruhrgas from its current owners, including BP, were rejected and E.ON has subsequently submitted a special request to the German Economics Ministry to receive a waiver of the German Federal Cartel Office decisions. Resolution of the waiver request is pending.

----------------
     5 In consultation with BP, Veba Oel sold its entire exploration and production business to Petro-Canada. The purchase price totals approximately Euro 2.4 billion ($2.1 billion).

     6 Gelsenberg is holding company with respect to BP's interest in Ruhrgas. Gelsenberg neither holds nor conducts any other businesses.

               e. Telecommunications - E.ON Telecom GmbH and VIAG Telecom Beteiligungs GmbH

          E.ON, through two intermediate holding companies, E.ON Telecom GmbH (formerly VEBA Telecom) and VIAG Telecom Beteiligungs GmbH, has disposed of most of its telecommunication business activities during 1999 and 2000 and holds interests in cellular phone providers in Austria (50.1%) and France (17.5%). E.ON currently intends to retain the cellular phone providers. The basis for the retention of such business is set forth in Exhibit G-1.

               f.   Distribution and Logistics - Stinnes AG and Klockner & Co.
                    AG

          E.ON's activities in distribution and logistics are conducted by Stinnes AG ("Stinnes"). Previously it also conducted business through a wholly-owned subsidiary Klockner & Co. AG ("Klockner"). E.ON holds 65.4% of Stinnes, the remaining shares are publicly listed. Stinnes is active in logistics services in the following areas: transportation, chemicals distribution and materials. Transportation logistics include land, air and sea freight, as well as logistics systems services. Klockner is a leading European metal distributor (on the basis of sales and volume) with locations throughout Europe and North America.

          On August 8, 2001, E.ON announced that it had sold Klockner to Balli group of London. The transaction is based on an enterprise value of approximately Euro 1.1 billion ($0.97 bn), including approximately Euro 0.8 billion ($0.7 bn) in debt and pension provisions. E.ON expects to realize a book gain of approximately Euro 150 million ($132 mm) from the disposal. The transaction closed on October 16, 2001.

          As discussed in greater detail below, E.ON proposes to divest its interest in Stinnes within 3 years of the date of the completion of the Acquisition and the registration of E.ON as a holding company under the Act.

               g.   Aluminum - VAW aluminium AG

          VAW aluminium AG ("VAW") was a wholly owned subsidiary of E.ON. VAW is active in the production and processing of aluminum into innovative, high quality aluminum products and focuses its activities on the fabrication of semi-finished and finished products for packaging and for specially selected technical applications in the automotive, printing and construction industries. VAW's business portfolio is divided into the following business segments: primary materials, rolled products, flexible packaging and automotive products.

          E.ON's sale of VAW to Norsk Hydro ASA was completed on March 15, 2002. The price for VAW, Euro 3.1 billion ($2.7 billion), included financial liabilities and pension provisions amounting to Euro 1.2 billion ($1.1 billion). E.ON earned a tax-free profit of approximately Euro 1.1 billion ($1.0 billion) from this sale.

               h.   Silicon Wafers - MEMC Electronic Materials Inc.

          The U.S. based and listed MEMC Electronic Materials Inc. ("MEMC"), was a 71.8% owned subsidiary of E.ON, is a leading worldwide manufacturer of silicon wafers used in the manufacture of semiconductors that are utilized in all types of microelectric applications, including computer systems, telecommunications equipment, automobiles, consumer electronics products, industrial automation and control systems, and analytical and defense systems. MEMC operates manufacturing facilities in the United States, Italy, Japan, Korea and Malaysia, has a joint venture in Taiwan, and sells its products to most of the world's largest manufacturers of semiconductors. MEMC was sold effective November 13, 2001.

               i.   RAG

          E.ON directly owns 37.1 % of the shares of RAG AG ("RAG"), a unique entity created under the auspices of the German government to own all operating coal mines in Germany. E.ON also has a 2.1% indirect interest in RAG, through its 21% interest in Montan-Verwaltungsgesellschaft mbH, which owns 10% of RAG.

          RAG owns, indirectly through a subsidiary, RAG Coal International AG, certain coal mines in the Appalachian, midwestern, and mountain west regions of the U.S. that supply certain U.S. electric generating units.

               j.   Divestiture Program Generally

          Degussa, Viterra, VEBA Oel, and Stinnes and their respective subsidiaries are hereafter referred to as the "to-be-divested subsidiaries" or "TBD Subsidiaries." The term "TBD Subsidiaries" also includes an additional twelve small direct or indirect E.ON subsidiaries. All the TBD Subsidiaries are listed and described in more detail in Part II of E.ON's list of subsidiaries included in Exhibit G-1 to this Application.

          The proposed Acquisition is significant not just because Powergen provides E.ON with a foothold in the energy industry in the U.S. and the U.K., but also because the Acquisition marks E.ON's entry into the next stage of its focus-and-growth-strategy by becoming a pure-play energy and utility company. As described herein, the divestiture of non-core businesses and activities is an integral part of the strategy for achieving E.ON's primary goal. Since the announcement of E.ON's disposal program in 1999, major steps in the transformation of E.ON to a pure-play energy and utility company have been achieved and have resulted in proceeds to E.ON since 2000 in the amount of approximately $20 billion from the sale of non-core assets.

          The divestiture of such a significant component of E.ON's current business is a major undertaking and, consequently, E.ON proposes to conduct the divestiture over 3 to 5 years. Pending divestiture, E.ON will continue to invest in the TBD Subsidiaries to preserve and protect shareholder value and to prevent any diminution in the value or the prospects of the business until such time as a sale or other exit strategy can be implemented, consistent with the order of the Commission in this Application./7 For example, Degussa will be divested after completion of its ongoing extensive restructuring plan. Accordingly, E.ON intends to redeploy the proceeds of the divestitures in other TBD Subsidiaries and in E.ON's core utility business. E.ON proposes to

----------------
     7 E.ON has realized substantial value via the disposals of its shares in E-Plus, Cablecom, Switzerland's Orange Communications and VIAG Interkom, prior to the re-rating of telecoms stocks. In addition to the divestitures already mentioned, E.ON also fully disposed of VEBA Electronics, Gerresheimer Glas and partially Schmalbach-Lubeca (the remaining indirect interest of 46.6% is also to be divested). All in all, the divestitures have generated proceeds in total of roughly $20 billion since the announcement of the VEBA/VIAG merger.

limit its additional investment in the TBD Subsidiaries to future credit support (e.g., including capital contributions, guarantees and loans) not to exceed $4.0 billion over the 3-5 year time frame for the contemplated divestitures.

          3.   Powergen Generally

          Powergen is an international integrated energy company with its principal operations in the U.K. and the U.S. Following a Scheme of Arrangement between the company now known as Powergen UK plc (which was previously the ultimate holding company for the group) and its shareholders, Powergen became the holding company for the Powergen Group on December 9, 1998. Through the acquisition of LG&E Energy on December 11, 2000, and announced sales of assets in the U.K. and overseas, Powergen has transformed itself into an Anglo-American electricity and gas business.

          Powergen's ordinary shares are listed on the London Stock Exchange ("LSE") and Powergen's American Depositary Shares ("ADSs") are listed on the NYSE. Powergen, including its predecessor company, has been since 1995 a reporting company under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and has filed reports with the Commission in accordance with the requirements of the 1934 Act applicable to foreign private issuers. More detailed information concerning Powergen and its subsidiaries is contained in Powergen's Annual Report on Form 20-F for the year ended December 31, 2000. See Exhibit F-2.

          For the year ended December 31, 2001, Powergen had revenues of (pound)5,659 million ($8,230 million) and net income under U.S. GAAP of (pound)101 million ($147 million). As at December 31, 2001, Powergen had net assets of (pound)2,024 million ($2,944 million) and a market capitalization of approximately (pound)4.9 billion ($7.2 billion)./8

          Powergen has two principal subsidiaries: Powergen Group Holdings Ltd. ("PGH") and Powergen US Holdings Limited ("US Holdings"). PGH, which is a FUCO, is the holding company for Powergen's U.K. and international businesses. US Holdings, a registered holding company under the Act, is the holding company for Powergen's U.S. business, and is the indirect parent of LG&E Energy. All of Powergen's direct and indirect non-utility subsidiary companies were reviewed by the Commission in connection with the application filed by Powergen for authorization to acquire LG&E Energy./9 A complete list of the subsidiaries of Powergen, including the non-utility subsidiaries of LG&E Energy, and a description of their respective businesses are contained in Exhibit G-2 hereto.

               a.   Powergen UK

          Powergen UK plc ("Powergen UK") is one of the UK's leading integrated electricity and gas businesses. Powergen UK, a public limited company under the laws of England and Wales, was organized as one of the four successor companies of the former Central Electricity Generating Board as part of the reorganization of the electricity supply industry under

----------------
     8 Amounts originally in Pounds were converted at $1.4543:1 Pound.

     9 Powergen plc, Holding Co. Act Release No. 27291 (December 6, 2000), (Authorizing the applications filed in SEC File No. 70-9671 and 70-9763) (the "Powergen Order").

the Electricity Act of 1989. In 1998 Powergen UK acquired East Midlands Electricity plc ("East Midlands"), one of the largest regional electricity companies in England and Wales.

          As of December 31, 2001, Powergen UK owned or operated approximately 8,200 MW of core generation capacity (of which around 7,400 MW is wholly owned and the balance held through joint ventures), and served over 3 million customer accounts. Powergen operates an integrated electricity and gas business in the UK built on the following principles: marketing electricity, gas, telecommunications and other essential services to domestic and business customers; asset management in electricity production and distribution; and energy trading to support these activities. Powergen's strategy in the UK is to sustain and develop its asset businesses, and to build competitive trading and retail businesses.

               b.   LG&E Energy

          LG&E Energy, an indirect subsidiary of Powergen, is a public utility holding company exempt by order under Section 3(a)(1) of the Act./10 LG&E Energy owns subsidiaries that are engaged in power generation and project development; retail gas and electric utility services; and asset-based energy marketing (LG&E Energy, together with its subsidiaries, is referred to as the "LG&E Energy Group"). LG&E Energy operates in domestic and international markets from Powergen's North American headquarters in Louisville, Kentucky.

                    (i)  LG&E Energy's Public Utility Subsidiaries

          LG&E Energy has two public utility subsidiary companies,/11 LG&E and KU (the "Utility Subsidiaries"). LG&E and KU have joint generation capacity of approximately 6,863 MW and serve in the aggregate approximately 877,000 electricity customers and 305,000 gas customers over a transmission and distribution network covering some 27,000 square miles.

          LG&E engages in the generation, transmission, and distribution of electricity to approximately 378,000 customers in Louisville and 16 surrounding counties. LG&E also purchases, distributes and sells natural gas to approximately 305,000 customers within this service area and in limited additional areas. For the twelve months ended December 31, 2001, LG&E had electric operating revenues of $705.9 million (net of provision for rate refunds), gas operating revenues of $290.8 million, electric operating income of $123.8 million and gas operating income of $18.0 million. LG&E is subject to regulation by the Federal Energy Regulatory Commission ("FERC") and the Kentucky Public Service Commission ("KPSC").

          KU engages in the generation, transmission, and distribution of electricity to approximately 469,000 customers in over 600 communities and adjacent suburban and rural areas in 77 counties in central, southeastern and western Kentucky, and to approximately 30,000 customers in five counties in southwestern Virginia. In Virginia, KU operates under the name

----------------
     10 LG&E Energy Corp., Holding Co. Act Release No. 26886 (April 30, 1998). See also, the Powergen Order (confirming the exemption).

     11 In File No. 70-9671, Electric Energy Inc. ("EEI") was described as a public utility subsidiary of KU. In 92 F.E.R.C.P. 62,079 (August 1, 2000), EEI was granted exempt wholesale generator ("EWG") status and thus is no longer a public utility company. As a result, KU is no longer a holding company, within the meaning of the Act.

Old Dominion Power Company. KU also sells electric energy at wholesale for resale to twelve Kentucky municipalities and one Pennsylvania municipality. In addition, KU owns and operates a small amount of electric utility property in one county in Tennessee. For the year ended December 31, 2001, KU had electric operating revenues of $859.5 million and operating income of $121.4 million. KU is subject to regulation by the FERC, the KPSC and the Virginia State Corporation Commission ("VSCC"). KU is also subject to the jurisdiction of the Tennessee Regulatory Authority ("TRA").

          LG&E and KU own 4.9% and 2.5%, respectively, of the common stock of Ohio Valley Electric Corp. ("OVEC"), which in turn has one wholly owned subsidiary, Indiana-Kentucky Electric Corp. ("IKEC"). OVEC and IKEC were organized in 1952 by LG&E and other public utilities to supply the entire power requirements of the U.S. Department of Energy's gaseous diffusion plant in Pike County, Ohio. OVEC owns a 1,075 MW generating station near Cheshire, Ohio, and IKEC owns a 1,290 MW generating station at Madison, Indiana. All of the electricity sold by OVEC and IKEC is sold either to the U.S. Department of Energy or to the owners of the stock of OVEC (or their subsidiaries, all of which are utility companies). OVEC and IKEC do not sell electricity to private consumers and do not have any securities outstanding in the hands of the public. For each of the three years ended December 31, 1999-2001, LG&E and KU each derived less than 0.2% of net income from their share of the earnings of OVEC./12

                    (ii) LG&E Energy's Non-Utility Subsidiaries

          LG&E Energy is engaged through subsidiaries in a variety of non-utility businesses, the more significant of which are described below.

          Through Western Kentucky Energy Corp. and its affiliates, LG&E Energy has a 25-year lease of and operates the generating facilities of Big Rivers Electric Corporation, and a coal-fired facility owned by the City of Henderson, Kentucky. These plants generate a combined total of approximately 1,700 MW of electricity.

          Through other subsidiaries, LG&E Energy develops, operates, maintains and owns interests in several U.S. independent power generation facilities.

          LG&E Energy, through its subsidiaries, also owns stakes in three Argentine gas distribution companies. The company owns a controlling interest in Distribuidora de Gas del Centro ("Centro") and minority interests in Distribuidora de Gas del Cuyana ("Cuyana") and Gas Natural BAN, S.A. LG&E Energy also indirectly owns an interest in a wind power generation facility in Spain.

          LG&E Energy, through its subsidiaries, also provides energy services, commercial and industrial energy consulting, home maintenance and repair services for customers' major appliances and markets energy-related retail products. LG&E Energy also indirectly owns CRC-Evans Pipeline International, Inc. ("CRC-Evans"), a provider of specialized equipment and services used in the construction and rehabilitation of gas and oil

----------------
     12 See In the Matter of Ohio Valley Electric Corporation, Holding Co. Act Release No. 11578, 34 S.E.C. 323 (Nov. 7, 1952).

transmission pipelines. In compliance with the Powergen Order, LG&E Energy intends to dispose of its interests in CRC-Evans by the end of 2003.

          LG&E Energy markets power through LG&E Energy Marketing ("LEM"). LEM conducts asset-based marketing which primarily involves the marketing of power generated by physical assets owned or controlled by LG&E Energy and its affiliates.

               c.   Powergen's International Interests.

          Powergen holds interests in power projects in India, Thailand, Australia and Indonesia through Powergen UK. These investments are described in Exhibit G-2.

     B.   Description of the Acquisition

          1.   Introduction

          On April 9, 2001, E.ON and Powergen announced that they had agreed to the terms for the acquisition of Powergen by E.ON. As initially contemplated, the Acquisition was to be effected through a recommended pre-conditional cash offer made through Goldman Sachs International on behalf of E.ON for all the issued and to be issued share capital of Powergen. It was agreed that the cash offer would be made in accordance with the terms and conditions of the pre-conditional offer announcement under which E.ON will offer to acquire the outstanding capital stock of Powergen (the "Offer Announcement"), following satisfaction or waiver of the pre-conditions set out in Appendix 1 of the Offer Announcement. E.ON reserved the right, with the consent of Powergen, to elect to effect the Acquisition by a court-supervised scheme of arrangement under Section 425 of the U.K. Companies Act 1985 (the "Scheme"). Applicants propose to effect the Acquisition by such a scheme, as described below.

          2.   The Scheme

          In a court-supervised scheme of arrangement, Powergen would make an application to the High Court of Justice of England and Wales (the "High Court") for the High Court to summon a shareholders' meeting. It is at the discretion of the High Court to order this meeting. If the High Court orders the shareholders' meeting, Powergen's shareholders will vote on the Scheme at two meetings, which will be held on the same day at a single location.

          The first meeting, (the "Court Meeting") is ordered by the High Court. For the Scheme to be effective, the Scheme must receive the affirmative vote of a simple majority in number of those Powergen shareholders present and voting (either in person or by proxy) at the Court Meeting representing not less than 75% of the number of Powergen shares held by such Powergen shareholders. At the second meeting, the Extraordinary General Meeting, the shareholders must pass a special resolution approving the implementation of the Scheme. To pass this resolution, not less than 75% of the votes cast by Powergen shareholders must be in favor of the resolution.

          After Powergen's shareholders have approved the Scheme, there will be a further hearing before the High Court to sanction the Scheme at its direction. The Scheme is effective once the High Court order sanctioning the Scheme has been delivered to the Registrar of Companies.

          Powergen must submit to the High Court the document convening the necessary shareholder meetings, which is referred to as the "Scheme Circular." Powergen must send the Scheme Circular to its shareholders in advance of the two shareholder meetings. A declaration under Section 12 of the 1935 Act and Rule 62 was filed and subsequently authorized by the Commission, permitting Powergen to solicit proxies from its shareholders in connection with the Scheme./13 Powergen's shareholders approved the implementation of the Scheme at both the Court Meeting and the Extraordinary General Meeting, both of which were held on April 19, 2002.

          The Scheme would be implemented on the same terms, as applicable and described below, as those which would apply to the offer.

          3.   The Offer

          Under the terms of the Offer Announcement, E.ON will pay (pound)7.65 for each Powergen share and (pound)30.60 for each Powergen ADS (representing four Powergen shares). The terms of the offer extend to all existing issued Powergen shares and to any Powergen shares which are unconditionally allotted or issued prior to the date on which the offer closes including Powergen shares issued pursuant to the exercise of options under the Powergen Share Option Schemes or otherwise./14 The offer values the whole of Powergen's capital stock at

----------------
     13 Powergen plc, Holding Co. Act Release No. 27504 (March 19, 2002).

     14 Powergen currently maintains three employee benefit plans pursuant to which its employees may acquire ordinary shares of Powergen as part of their compensation: (i) the Powergen ShareSave Scheme, (ii) the Powergen Executive Share Option Scheme, and (iii) the Powergen Restricted Share Plan. The Powergen ShareSave Scheme, which is available for all eligible employees of Powergen, provides for the issuance of share options that are normally exercisable on completion of a three or five year "save-as-you-earn" contract. The exercise price of options granted may be at a discount of no more than 20% of the market price at the date of grant. The Powergen Executive Share Option Scheme, which is available to executive directors and other senior executives and managers selected by the Remuneration Committee of the Board of Directors, grants options which are generally exercisable between the third and tenth anniversaries of the date of grant. These options are granted at the market price of Powergen's shares at the time of the grant or, in certain previous instances, at a higher price where options have previously been exercised at a higher rate. The Powergen Restricted Share Plan involves two types of awards: (1) Medium Term Bonus Awards and (2) Annual Bonus Enhancement Awards. The Medium Term Bonus Awards are available to executive directors and senior managers selected by the Remuneration Committee. Shares of equivalent value to the annual bonus received by the participant are placed into trust. Subject to certain performance conditions being met, shares vest into the ownership of the participant after three and four years, and may be called for a year after that. The Annual Bonus Enhancement Awards are available to executive directors and managers, who may elect to forgo some or all of their cash Annual Bonus. Shares of equivalent value to the bonus forgone are placed into trust, and if held in trust for a period of three years, are enhanced by Powergen on the basis of one extra share for every four shares so held. In connection with the Acquisition, these programs will be terminated and will be replaced by employee benefit plans administered by E.ON.

     LG&E Energy has two present arrangements pursuant to which employees or officers may acquire or be granted certain equity or equity-related interests in Powergen. These are: (a) the Savings Plans, and (b) the Powergen Long-Term Incentive Plan. The Savings Plans are maintained for general employee participation and contain various investment options, including a Powergen ADS sub-fund. Employees may direct amounts held in their account under the Savings Plans to go into this sub-fund, which primarily invests in Powergen ADS's. However, employees are not direct or beneficial owners of such Powergen ADS's. Company profit-sharing contributions to employees during 2001 were also invested in this sub-fund. The Powergen Long-Term Incentive Plan is available to senior management and officers of LG&E Energy as selected by the Remuneration Committee. Under this plan, participants receive option grants to purchase Powergen ADS's, with exercise prices set at the market prices at the time of grant. Options generally vest in one year and are exercisable during a 10 year period. Under this plan, certain participants also receive grants of performance units. Subject to achievement of performance goals, these performance units are paid out at the end of a three year performance period. The payout is made 50% in cash and 50% in Powergen ADS's. Finally, current employment agreements for certain senior executive officers provide for certain additional grants of Powergen ADS's, under the Powergen Long-Term Incentive Plan. Upon satisfaction of a designated holding period of 24 months, these officers will receive one Powergen ADS for every four Powergen ADS acquired by the executive upon (a) exercise of prior options still held at the end of the period or (b) if such prior options have been exercised, resultant Powergen ADS's which are still held at that time. Additionally, the employment agreements provide for grants of restricted Powergen ADS's, which restrictions will lapse upon completion of designated employment periods. In connection with the Acquisition, change-of-control events generally occur, or will occur, thereby resulting in the acceleration of vesting or payment of awards under the Powergen Long-Term Incentive plan. In connection with the Acquisition, certain of these plans or agreements may be terminated and replaced by plans or agreements administered by E.ON.

approximately (pound)5.1 billion ($7.3 billion) (assuming the exercise in full of all outstanding options under the Powergen Share Option Schemes, discussed above). E.ON will acquire Powergen including its outstanding debt as at closing. On the basis of the Powergen debt outstanding as at December 31, 2000 of (pound)4.5 billion ($6.4 billion) adjusted for divestitures announced by Powergen prior to the date of the Agreement, the total value of the proposed acquisition would be (pound)9.6 billion ($13.7 billion).

          Before taking into account future dividends payable to Powergen shareholders,/15 the offer represents a premium of 8.4% over the price of Powergen shares as at the close of business on April 6, 2001 (the last trading day prior to the announcement of the Acquisition); 25.8% over the closing price of Powergen shares on January 16, 2001, the last business day before the announcement of preliminary talks between E.ON and Powergen in relation to the offer; and 35.2% over the average price of Powergen shares over the 6 months ended January 16, 2001.

          In connection with the offer, E.ON and Powergen have entered into a letter agreement dated April 8, 2001 (the "Agreement") which, among other things, provides that Powergen will not solicit competing proposals and describes the steps that are to be taken to satisfy the pre-conditions to the offer. Under the Agreement, certain fees may be payable by either E.ON or Powergen to the other in certain circumstances. The Agreement is included as Exhibit B-1 to this Application.

          The Agreement will terminate (and the obligations of the parties, including E.ON's obligation to make the offer, will lapse) if the pre-conditions are not satisfied by July 9, 2002. In addition, there are a number of conditions precedent to the offer, which are described below.

          The Powergen shares will be acquired by E.ON fully paid or credited as fully paid and free from all liens, charges, equities, encumbrances, rights of preemption and any other

----------------
     15 Calculating the premium before taking into account future dividends payable avoids making necessarily subjective adjustments related to the amount and timing of future dividends, given the relatively long period between the announcement of the Acquisition and its completion.

rights of any nature. The Acquisition would be the first acquisition of a U.K.-based registered holding company that has been considered under Section 9(a)(2) of the Act.

          4.   Loan Note Alternative

          For U.K. tax purposes, some shareholders of Powergen might prefer receiving a loan note rather than cash from E.ON in return for their Powergen shares. Under U.K. tax law, such shareholders can defer recognition of any capital gains from the sale of their Powergen shares until they redeem the loan notes.

          In the event the loan notes are used, accepting shareholders of Powergen shares (other than U.S. and certain other overseas shareholders) will be entitled to elect to receive loan notes to be issued by E.ON UK plc, instead of some or all of the cash consideration which would otherwise be receivable under the offer. The accepting shareholders would receive (pound)1 nominal of loan notes for every (pound)1 of cash consideration. E.ON will guarantee the loan notes issued by E.ON UK plc. The loan notes would be unsecured and would not exceed, in aggregate principal amount issued, $7.3 billion.

          The loan notes will bear interest from the date of issue to the relevant holder of the loan notes at a rate of one-half of one percent per annum below LIBOR for six month sterling deposits payable every six months in arrears. The loan notes will be transferable, but no application will be made for them to be listed or dealt in on any stock exchange.

          The loan notes will be redeemable at par at the holder's option, in part or in whole, on any interest payment date on or following the date falling six months following the date of issue of the relevant loan notes. Any loan notes not previously repaid, redeemed or purchased will be repaid in full at par on the first interest payment date falling on or after the fifth anniversary of the first issue of the loan notes.

          If valid elections for the loan note alternative do not require the issue of loan notes exceeding (pound)25 million in nominal value of loan notes, no loan notes will be issued unless E.ON determines otherwise, and holders of Powergen shares who have elected for the loan note alternative will receive cash in accordance with the basic terms of the offer. The loan notes would be issued solely to effect the Acquisition and would be adequately supported by the earning power and the solid capital structure of E.ON.

          The loan notes to be issued pursuant to the offer have not been, and will not be, registered under the Securities Act of 1933, as amended (the "1933 Act"), and will not be offered to U.S. investors.

          5. Conditions to the Offer

          The offer is subject to various conditions typical to acquisitions in Europe and the U.S. The conditions include approval of the Scheme of Arrangement as described above. In addition, all required government and regulatory filings must have been made and the respective approvals received, including:

          o a decision by the European Commission not to initiate proceedings under Article 6(1)(c) of the Council Regulation (EEC) 4064/89 (as amended), which governs market concentration and competition in the European Union, or, if such proceedings are initiated, a finding that the concentration is compatible with the common market. On November 26, 2001, the European Commission authorized the Acquisition and found that the activities of the parties "do not overlap in any of the EEA [European Economic Area] countries where E.ON and Powergen are present, with the exception of electricity trading in the Nordic markets and the Netherlands. But even in those markets the increment in market shares is negligible."/16

          o an indication by the Director General of the Office of Gas and Electricity Markets ("OFGEM") in the U.K. that he will not seek modifications to any of the Powergen Group's licenses under the Electricity Act 1989 or the Gas Act 1986 as amended by the Gas Act 1995 and subsequent legislation, including the Utilities Act 2000; that he will not seek undertakings or assurances from any member of the E.ON Group or the Powergen Group except, in each case, on terms acceptable to E.ON acting reasonably; and that in connection with the acquisition by E.ON of Powergen, he will give such consents and/or directions (if any) and/or seek or agree to such modifications (if any) as are, in the reasonable opinion of E.ON, necessary in connection with such licenses. E.ON has given certain assurances to OFGEM, relating to OFGEM's ability to continue to effectively regulate the Powergen Group after the Acquisition, and the OFGEM review is now concluded.

          o the passing of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"). The waiting period expired on November 15, 2001.

          o the termination of the review and investigation of the offer under the Exon-Florio Amendment to the Defense Production Act of 1950. This process terminated on December 19, 2001.

          o the approval of the states of Kentucky, Virginia and Tennessee under applicable state utility law, the approval of the FERC under the Federal Power Act and the approval of this Commission under the 1935 Act. All three states and the FERC have approved the Acquisition. See Item 4, infra.

          In addition, the offer contains standard conditions restricting Powergen and its subsidiaries from issuing additional securities, paying dividends, bonuses or distributions, transferring assets not in the ordinary course of business, changing loan capital, making capital expenditures and other transactions of a long-term, onerous or unusual nature, changing director remuneration, repurchasing shares, changing constitutive documents, instituting bankruptcy and similar proceedings or entering into agreements to effect any of the above transactions, matters or events, subject to certain conditions.

----------------
     16 European Commission press release dated November 26, 2001.

          The conditions also contain standard provisions regarding developments material to the Powergen Group, taken as a whole, including adverse changes in the assets, business, financial or trading position or profits of the Powergen Group; legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against any member of the Powergen Group; contingent or other liabilities having arisen; and steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any license held by any member of the Powergen Group which is necessary for the proper carrying on of its business.

          The conditions to the offer are more fully set forth in Exhibit B-1 to the Application.

     C. Financing the Acquisition and the Resulting Financial and Corporate Structure

          E.ON has a conservative financial policy and has financed most of its acquisitions out of equity. E.ON proposes to finance the Acquisition with cash on hand, the proceeds of liquidating certain readily marketable assets, funds from E.ON's existing lines of credit or the issuance and sale of long-term, medium-term or short-term debt securities or bank lines of credit. Powergen, LG&E Energy and its subsidiaries, including LG&E and KU, will not borrow or issue any security, incur any debt or pledge any assets to finance any portion of the purchase price paid by E.ON for Powergen shares.

          The table below shows revenues, net income and total assets for E.ON and Powergen for the year ended December 31, 2001, according to U.S. GAAP.

------------------------- -------------------------- --------------------------
                                E.ON ($ mm)*             Powergen ($ mm)*
------------------------- -------------------------- --------------------------
Revenues                                     70,909                      8,230
------------------------- -------------------------- --------------------------
Net Income                                    1,823                        147
------------------------- -------------------------- --------------------------
Total Assets                                 88,161                     15,314
------------------------- -------------------------- --------------------------
* Amounts originally in Euros were converted at $0.8901 : Euro 1. Amounts in Pounds were converted at $1.4543: Pound 1.

The table that follows shows the capitalization of each company as of December 31, 2001 and the combined group on a pro forma basis, according to U.S. GAAP./17

----------------
     17 Unless specifically noted, the pro forma information included in the Application does not reflect the divestiture of the TBD Subsidiaries.

--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
                E.ON ($   E.ON (%)  Powergen     Powergen     Adjustments  Pro Forma    Pro Forma
                mm)                 Group        Group (%)                 Combined     Combined (%)
                                    ($ mm)                                 ($ mm)
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Common stock      27,437     65.39        3,442        31.25      (3,289)       27,590         48.44
equity*
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Preferred              0         0          135         1.23            0          135          0.24
stock
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Long-term          8,285     19.74        5,496        49.90      7,271**       21,052         36.96
debt
(including
current
portion)
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Short-term         6,240     14.87        1,941        17.62            0        8,181         14.36
debt
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Total             41,962    100.00       11,014       100.00        3,982       56,958        100.00
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------

* Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital and retained earnings, and minority interests of E.ON of $5.7 billion and of Powergen of $153 million.
** The adjustment for long-term debt is based on the assumption that the Acquisition is fully financed with debt, although the ultimate financial structure for the transaction has not been finalized.

          E.ON is financially sound and as shown above, its capital structure on a pro forma basis as of December 31, 2001 would be comprised of 48.44% equity, 0.24% preferred stock and 51.32% debt. E.ON's fundamental financial strength is also reflected in its very favorable credit ratings.

          E.ON's long-term debt rating of Aa2 and short-term rating of Prime-1 have been confirmed by Moody's Investors Service. The outlook for the rating has been changed from negative to stable after announcement of the Acquisition. Standard & Poor's gives E.ON a long-term senior debt rating of AA- and a short-term debt rating of A-1+./18

          Moody's has placed the Baa1/Prime-2 issuer ratings of Powergen on review for possible upgrade reflecting the anticipated support it will receive from becoming a core part of the E.ON Group. Standard & Poor's has given Powergen a senior debt rating of BBB+, a

----------------
     18 Investment grade long-term debt is denoted by the Standard & Poor's ratings of AAA, AA, A and BBB. The ratings may be modified by a plus (+) or minus (-) to show relative standing within the rating categories. Moody's ratings of Aaa, Aa, A and Baa denote investment grade long-term debt. Moody's applies numerical clarifiers (1, 2 and 3) to denote relative ranking within a generic rating category. Standard & Poor's short-term debt ratings range from A-1 for the highest quality obligations to D for the lowest. Categories A-1 to A-3 are investment grade. The A-1 rating may also be modified by a plus sign to distinguish the strongest credits in that category. Moody's short-term issuer ratings are Prime-1, Prime-2 and Prime-3, all of which are investment grade. Fitch IBCA's ratings of AAA - BBB are denoted investment grade categories. A plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories.

corporate credit rating of BBB and a short-term issuer rating of A-2 and has placed them on credit watch positive pending the Acquisition.

          Each of LG&E Energy and LG&E Capital Corp. has a corporate credit rating of BBB+ from Standard & Poor's. In addition, LG&E Energy has an issuer rating from Moody's of A3. Moody's has confirmed the ratings of LG&E and KU at their present levels of A2. All Moody's and S&P ratings for LG&E Energy and LG&E Capital Corp. and S&P ratings for LG&E and KU are on credit watch for upgrade as a result of the Acquisition announcement. Fitch IBCA has given LG&E Energy an implied senior unsecured debt rating of BBB+ and has given the senior unsecured debt of LG&E Capital Corp. a rating of BBB+ and the senior secured debt of LG&E and KU ratings of A+. Fitch IBCA has placed LG&E Energy and LG&E Capital Corp. on credit watch positive, and LG&E and KU on credit watch evolving, all following the Acquisition announcement.

          After the consummation of the Acquisition, E.ON expects to make LG&E Energy an indirect subsidiary of E.ON through two intermediate holding companies that are wholly owned directly or indirectly and fully controlled by E.ON; E.ON U.S. Verwaltungs GmbH ("E.ON U.S.") and Powergen US Investments Corp. ("PUSIC"). LG&E and KU will remain first-tier subsidiaries of LG&E Energy and will keep their names and headquarters locations. This corporate structure will take into account international tax considerations and clearly separate the U.S. utility operations of LG&E and KU from the other businesses of E.ON and Powergen. Powergen will become an indirect subsidiary of E.ON through two intermediate wholly-owned holding companies. Powergen's management team will be responsible for the development and operation of LG&E's and KU's business and will support the development of E.ON's Anglo-American energy and utility business within the context of E.ON's overall group strategy. Yet, as explained more fully in this Application, Powergen will cease to own any public utility companies. Due to its continuing responsibility for LG&E and KU, Powergen will remain a registered holding company after the Acquisition and the transfer of LG&E Energy to E.ON U.S. E.ON will register as a holding company under the Act.

          The financing arrangements and entities below Powergen that are used to finance LG&E Energy provide certain tax-related efficiencies and are expected to remain in place following the consummation of the Acquisition.

          Charts depicting the corporate structure of Powergen, LG&E Energy and E.ON after the transaction are included in Exhibits E-1 and E-1A to this Application.

     D.   E.ON's Shareholders

          Institutional and retail investors in Germany hold approximately 58% of E.ON's shares. Shareholders in the rest of Europe hold approximately 30% and those in the U.S. hold approximately 11% of E.ON's equity.

     E.   Management of the Combined System

          E.ON attaches great importance to the skills and experience of the existing management and employees of Powergen. Upon completion of the Acquisition, Powergen will operate as a separate subsidiary of E.ON. Powergen's management team will be responsible for the development and operation of LG&E's and KU's business and will support the development of E.ON's Anglo-American energy and utility business within the context of E.ON's overall group strategy. The board of Powergen will be chaired by Ulrich Hartmann, Chairman of the board of management and CEO of E.ON. Edmund
A. Wallis, Powergen's current chairman will be Deputy Chairman and CEO of Powergen. Mr. Wallis will also join the E.ON Energie Supervisory Board. Nick Baldwin, Powergen's current CEO has decided to leave the company once the Acquisition is completed. Peter Hickson, Powergen's current CFO has also decided to leave Powergen once the Acquisition is completed. Michael Soehlke, Executive Vice President at E.ON, responsible for Corporate Planning and Control, will become CFO of Powergen. Victor Staffieri, LG&E Energy's CEO, and Paul Golby, Powergen's Executive Director, UK Operations, will serve as directors on Powergen's board. They will be joined by Dr. Hans Michael Gaul, a member of E.ON's Management Board, by Dr. Hans-Dieter Harig, the CEO of E.ON Energie, and by an additional member of the E.ON Energie Management Board. Two independent directors based in the U.K. will complete the Powergen board of directors. The employment rights, including pension rights, of the Powergen Group employees will be fully safeguarded in accordance with applicable law.

     F.   Regulatory Environment

          1.   Generally

          The German and European utility regulations that affect the E.ON Group apply only to its German and European operating companies and not to the parent holding company which will register under the Act. Therefore, there is no conflict between the regulatory scheme under the 1935 Act and German or European regulation. Similarly, U.K. utility regulation affecting Powergen (and E.ON following its acquisition of Powergen) would apply only to the U.K. operating companies and not directly to the parent registered holding company. Therefore, there also will be no conflict between the regulatory scheme under the 1935 Act and U.K. regulation. In addition to the U.S. federal and state approvals described in Item 4 herein, the transaction has been reviewed by the European Commission and by OFGEM. The Acquisition was also subject to the prior approval of the U.K. Financial Services Authority ("FSA"), due to the status of Powergen Trading Ltd. under the U.K. Financial Services and Markets Act 2000. The FSA approved the transaction effective April 30, 2002 by letter dated April 25, 2002. See Item 4, infra.

          Applicants propose to effect the Acquisition by way of a Scheme of Arrangement discussed in Item 1.B.2. The Scheme would involve the acquisition of all the outstanding Powergen shares by virtue of an order of the English High Court under the U.K. Companies Act 1985, given following approval of the Scheme at two Powergen shareholders' meetings. The court will not issue its order approving the Scheme if there are significant conditions outstanding and it may not sanction the Scheme of Arrangement if there has been a substantial passage of time between the date of the shareholders' meeting and the date of the court hearing. Consequently, the timing of this Commission's issuance of its order authorizing the proposed transaction is important. E.ON expects, therefore, that some steps in the Acquisition process, would not occur until after an order by the SEC authorizing this Application has been issued.

          2.   Restructuring Activity in the U.S.

          As discussed in Powergen's application to acquire LG&E Energy, both LG&E and KU implemented an earnings sharing mechanism ("ESM") for electric rates in 2000. The ESM is intended to transition the utilities to a more competitive structure. The ESM authorizes a threshold return on equity of 11.5% with a "deadband" of 100 basis points above and below. If earnings fall within the deadband range, customers are not charged an additional rate and do not receive any rate credits. Over and under earnings outside the band are shared between shareholders and ratepayers of the affected company on a 60/40 basis. The ESM provides LG&E and KU with incentives to improve performance and, at the same time, maintains the KPSC's regulatory authority and a fair regulatory environment.

          Restructuring legislation has not been passed in Kentucky. The Kentucky legislature created a special task force on electricity restructuring in March 1998, whose mission is to assess the desirability of deregulating and restructuring electric service delivery. The task force submitted its final report in September, 2000 and recommended that no action be taken during the 2000 legislative session of the General Assembly to restructure Kentucky's electric utility industry. The task force also recommended that the General Assembly continue to study the issue of retail competition, monitor actions taken in other states to restructure and to address other issues such as reliability of service, transmission, and consumer education.

          The Virginia legislature enacted an electric restructuring implementation law in March 1999. The VSCC and a legislative task force have begun to implement the restructured framework and to resolve issues not addressed by the law. Electric retail access under the new law is to commence January 2002, but the law provides the VSCC with the option to accelerate or delay implementation so long as it is in place by 2005. The law caps retail electric rates from 2001 through 2007, but does not require rate reductions. The law allows utilities to recover just and reasonable stranded costs, if any, through the capped rates or, in the case of customers who choose alternative generation suppliers, through a usage-based surcharge. There will be no explicit determination of stranded costs by the VSCC. The law further provides for all incumbent utilities to join a regional transmission entity ("RTE") and to transfer operational control of their transmission assets to the RTE. The RTE may be an independent system operator (e.g., the Midwest Independent System Operator, of which LG&E and KU are members). The VSCC has established a proceeding to investigate issues relating to the establishment of an RTE. The restructuring law does not require divestiture of generation assets, but utilities must functionally separate generation from transmission and distribution by 2002. The effect of this restructuring law on KU should be minimal, as its operations in Virginia are relatively small in nature and KU anticipates seeking an exemption from the law.

          G.   Service Company

          LG&E Energy Services Inc. ("LG&E Services"), the service company under
Section 13 of the Act for the Powergen Group, will become the service company under Section 13 of the Act for the E.ON Group upon completion of the Acquisition. LG&E Services will remain a first-tier, wholly owned subsidiary of LG&E Energy. The services to be provided by LG&E Services and other affiliated transactions are described in Item 3 below.

Item 2.   Fees, Commissions and Expenses

          The total fees, commissions, and expenses expected to be incurred in connection with the Acquisition are estimated to be approximately $44 million. Fees for investment bankers, lawyers, brokers, accountants, and other service providers are included within the Acquisition-related fees, as detailed below.

           ----------------------------------------------- -------------------
                           Fee or Expense Type                 $ Millions
           ----------------------------------------------- -------------------
           Investment bankers' fees and expenses                         26.4
           ----------------------------------------------- -------------------
           Legal fees and expenses                                       7.04
           ----------------------------------------------- -------------------
           Execution of scheme of arrangement                            2.64
           ----------------------------------------------- -------------------
           Shareholder communication expenses,                           1.76
           and filing fees
           ----------------------------------------------- -------------------
           Accountants' fees                                             0.88
           ----------------------------------------------- -------------------
           Miscellaneous                                                 5.28
           ----------------------------------------------- -------------------
           Total                                                        $44.0
           ----------------------------------------------- -------------------

Item 3.   Applicable Statutory Provisions

          The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

           Sections of the Act   Transactions to which section or rule is
           -------------------   -----------------------------------------
                                 or may be applicable:
                                 --------------------
           2(a)(8)               Exemption of RAG

           4, 5 Registration of E.ON as a holding company, following the consummation of the Acquisition. Deregistration of the intermediate holding companies.

           9(a)(2), 10           Acquisition by E.ON of the common stock of
                                 LG&E Energy, LG&E, KU, OVEC and IKEC.

           13 Exemption of E.ON and its non-U.S. subsidiaries to allow the provision of goods and services to non-U.S. associate companies on an other than cost basis.

           14, 15                Reporting, books and records


           Rules
           -----
           80-91                 Affiliate transactions, generally.

           93, 94 Accounts, records and annual reports by subsidiary service company.


     A.   Legal Analysis of the Acquisition

          Pursuant to Section 9(a) (2) of the Act, it is unlawful, without approval of the Commission under Section 10 of the Act, "for any person . . . to acquire, directly or indirectly, any securities of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

          Because E.ON will indirectly acquire more than five percent of the voting securities of LG&E, KU, OVEC and IKEC by virtue of the acquisition of Powergen, E.ON must demonstrate that the Acquisition meets the criteria of
Section 10 of the Act and must obtain the Commission's authorization prior to completing the Acquisition.

          Section 10 of the Act incorporates the requirements and policies of Sections 8 and 11 of the Act into the authorization process. Applicants address the issues raised by the Acquisition under Sections 8, 9, 10 and 11 below and demonstrate that the Acquisition and the related transactions for which authority is sought herein satisfy the requirements, standards and policies of the Act. For purposes of clarity and in order to avoid unnecessary repetition, the discussion is organized by statutory issue, rather than tracking the statute directly.

          The Applicants note that this Application is based on substantially the same pertinent facts under the Act and seeks substantially the same authorizations under the Act previously granted by the Commission in The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) (the "National Grid Order") and, subsequent thereto, in the Powergen Order.

          Based on the precedent of the Powergen Order and the National Grid Order and as set forth more fully below, the Acquisition complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission because:

          - the Acquisition does not tend towards interlocking relations or the concentration of control of public utility companies to the detriment of the public interest or the interest of investors or consumers;

          - the consideration to be paid by E.ON in connection with the Acquisition is reasonable and fair in relation to the utility assets underlying the Powergen securities to be acquired;

          - the Acquisition will not result in an unduly complicated capital or corporate structure for the E.ON system;

          - the Acquisition will comply with all applicable state laws, including state laws applicable to combination electric and gas utilities;

          - the Acquisition tends towards the economical and efficient development of an integrated public utility system and the additional gas system may be retained; and

          - the Acquisition is consistent with Sections 8 and 11 of the Act.

     B.   Undue Concentration

          The Acquisition Does Not Tend Towards Interlocking Relations or the Concentration of Control of Public Utility Companies to the Detriment of the Public Interest or the Interest of Investors or Consumers.

          Pursuant to Section 10(b)(1) of the Act the Commission shall approve an acquisition unless it finds that "such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers."

          By its nature, any merger results in new links between theretofore unrelated companies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15,
1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). The links that will be established as a result of the Acquisition are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to improved operations. Indeed, the links to be established as a result of the Acquisition are intended to enhance the operations of Powergen and ultimately of the LG&E Energy Group. Upon consummation of the Acquisition, Powergen's management team will remain responsible for the development and operation of LG&E's and KU's business and will support the development of E.ON's Anglo-American energy and utility business within the context of E.ON's overall group strategy./19 Powergen's board will be composed of U.K., U.S. and German citizens reflecting the interests of Powergen, LG&E Energy and E.ON and one member of the current board of Powergen will become a member of E.ON Energie's Supervisory Board.

          More specifically, the board of Powergen will be chaired by Ulrich Hartmann, Chairman of the board of management and CEO of E.ON. Edmund A. Wallis, Powergen's current chairman will be Deputy Chairman and CEO of Powergen. Mr. Wallis will also join the E.ON Energie Supervisory Board. Michael Soehlke, Executive Vice President at E.ON, responsible for Corporate Planning and Control, will become CFO of Powergen. Victor Staffieri, LG&E Energy's CEO, and Paul Golby, Powergen's Executive Director, UK Operations, will serve as directors on Powergen's board. They will be joined by Dr. Hans Michael Gaul, a member of E.ON's Management Board, by Dr. Hans-Dieter Harig, the CEO of E.ON Energie, and by an additional member of the E.ON Energie Management Board. Two independent directors based in the U.K. will complete the Powergen board of directors.

          The interlocking board memberships are necessary to integrate Powergen and LG&E Energy fully into the E.ON system and the representation of LG&E Energy on Powergen's board will continue to assure a close relationship between E.ON and the Anglo-American businesses. Forging such relations promotes the sharing of best practices, investment opportunity identification, strategic and operational coordination and is generally beneficial to the protected interests under the Act. These types of interlocking relationships will therefore be in the public interest and the interests of investors and consumers and are not prohibited by the Act.

          The Commission has administered the Act to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 S.E.C. 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700
(1968). As discussed below, the Acquisition will not create a "huge, complex, and irrational system," but rather will replace one registered holding company with another without increasing or expanding the concentration of control over U.S. utility operations. The increased size of the combined enterprise will actually create opportunities for economies of scale and access to resources that would not be available without a combination with E.ON. See WPL Holdings, Inc., Holding Co. Act Release No. 24590 (Feb. 26, 1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed, Holding Co. Act Release No. 25377 (Sept. 18,
1991).

          The concern with concentration and bigness is in essence a concern that overly large entities will restrict competition in the marketplace to the detriment of consumers and the

----------------
     19 See, Exhibit E-2 for a chart depicting the management and equity relationship between Powergen, E.ON and LG&E Energy.

public interest. In Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), the Commission stated that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." The effect of the Acquisition on competition will be fully explored by several regulators. E.ON has filed Notification and Report Forms with the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act") and the waiting period expired on November 15, 2001.

          In addition, the competitive impact of the Acquisition has been considered by the FERC pursuant to Section 203 of the Federal Power Act in its review of the Acquisition. As explained more fully in the FERC application, a copy of which is attached hereto as Exhibit C-5, the Acquisition will not have an adverse effect on competition. Powergen and its subsidiary companies, on the one hand, and E.ON and its related companies, on the other, do not have utility facilities or sell electricity in any common geographic markets in the U.S. E.ON owns no generation or transmission facilities in the U.S.

          E.ON does, however, have a direct and an indirect ownership interest in STEAG AG ("STEAG"), which has started a business of financing and constructing independent power plants in the U.S. E.ON's interest in STEAG, however, is non-controlling./20 No STEAG-owned power plants are under construction or operating in the U.S. to date, and STEAG plans to sell its interests in the plants before they become operational.

          As the FERC application explains, the plants that STEAG has under development or consideration are either in geographic markets different from those in which LG&E Energy and its subsidiaries operate or the extent of any overlapping operation would be de minimis. Consequently, horizontal market concentration is not increased by the Acquisition.

          With respect to vertical market power issues (i.e., control over the inputs to production or the means to reach the market), E.ON has an ownership interest in RAG, which owns indirectly, through RAG Coal International AG, certain U.S. coal mines that supply various U.S. electric generating plants. E.ON, however, owns only 37.1% of RAG's stock (39.2% if indirect interests are included), and cannot control its management decisions. As the FERC application demonstrates, even assuming that E.ON controlled RAG's U.S. coal operations the Acquisition would have no adverse vertical competitive effects.

          The FERC order authorizing the Acquisition concludes that, consistent with the standards of Section 203(a) of the Federal Power Act, there would be no adverse effect on competition, rates or regulation. See Exhibit C-6, hereto.

          For these reasons, the Acquisition will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to

----------------
     20 E.ON holds indirect ownership interests in STEAG, a company headquartered in Essen, Germany that has been in the business of constructing, owning, and operating power plants since 1937. E.ON has a 13% indirect interest in STEAG through its 50.3% interest in Gesellschaft fur Energiebeteiligung mbH, which owns 25.89% of STEAG. E.ON also has a 28.3% indirect interest in STEAG through its 39.2% interest in RAG, which owns a 72.2% interest in STEAG.

the public interest or the interests of investors or customers within the meaning of Section 10(b)(1). In addition, FERC has concluded that the Acquisition does not raise competitive concerns. The Commission has found, and the courts have agreed, that it may appropriately rely upon the FERC with respect to such findings. See City of Holyoke v. SEC, supra at 363-364, quoting Wisconsin's Environmental Decade, Inc. v. SEC, supra at 527.

     C.   Reasonableness of Consideration

          The Consideration to be Paid by E.ON in Connection with the Acquisition is Reasonable and Fair in Relation to the Utility Assets Underlying the Powergen Securities to be Acquired.

          Section 10(b)(2) of the Act requires the Commission to determine whether the consideration to be given by E.ON to the holders of Powergen common stock in connection with the Acquisition is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired./21 Market prices at which securities are traded have always been strong indicators as to values.

          The price of (pound)7.65 per share which E.ON will offer to Powergen's shareholders is a fair price. The price was reached through arm's-length negotiations with Powergen and it includes a premium of 8.4 % relative to the closing price of Powergen's common shares on April 6, 2001 (the last day of trading before announcement of the Acquisition), a premium of 25.8 % relative to the share price on January 16, 2001 (the last day of trading before the talks with Powergen were confirmed), and a premium of 35.2 % relative to the average price of the last 6 months preceding January 16, 2001.

          The purchase price for 100% of Powergen's equity capital (assuming the exercise in full of all outstanding options under the Powergen Share Option Schemes) amounts to a total of Euro 8.2 billion ((pound)5.1 billion, $7.3 billion). The enterprise value amounts to Euro 15.3 billion ((pound)9.6 billion, $13.7 billion) including debt (on the basis of Powergen debt outstanding as at December 31, 2000, adjusted for divestitures announced prior to April 9, 2001). This valuation is generally in line with current trading multiples of European utilities.

          As shown in the table below, the quarterly price data, in pence per share, high and low, for Powergen common stock provide support for the consideration of (pound)7.65 for each share of Powergen common stock.

----------------
     21 Under Section 10(b)(2) of the Act the Commission shall approve an acquisition unless it finds that "in the case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired."

-------------------------------- --------------------- ------------------------ --------------------------
all amounts in pence                     High                    Low                    Dividends
-------------------------------- --------------------- ------------------------ --------------------------
1998
First Quarter                    893                   760                      10.00 (interim)
Second Quarter                   858.5                 755                      14.10 (final)
Third Quarter                    892                   731
Fourth Quarter                   887                   778.5
-------------------------------- --------------------- ------------------------ --------------------------
1999
First Quarter                    905                   669.5                    10.80 (interim)
Second Quarter                   769.5                 675                      24.00 (second interim)
Third Quarter                    699.5                 570
Fourth Quarter                   641.5                 440.75
-------------------------------- --------------------- ------------------------ --------------------------
2000
First Quarter                    496                   328.25                   10.80 (first interim)
Second Quarter                   565                   365                      25.40 (second interim)
Third Quarter                    615                   489.5
Fourth Quarter                   635                   493
-------------------------------- --------------------- ------------------------ --------------------------

Powergen paid an interim and a second interim or final dividend during each fiscal year and not necessarily at the end of a quarter. In 2001, dividend payments have become quarterly.

          As indicated above, the consideration is the product of extensive and vigorous arm's-length negotiations between E.ON and Powergen./22 These negotiations were preceded by appropriate due diligence, analysis and evaluation of the assets, liabilities and business prospects of the respective companies. Both parties received advice from internationally-recognized investment bankers. E.ON was advised in the negotiations by Goldman Sachs International and NM Rothschild & Sons Limited. Under the U.K. City Code on Takeovers and Mergers ("City Code"), the directors of Powergen are required to obtain competent independent advice on any offer and the substance of such advice must be made known to the shareholders of Powergen; the directors of Powergen were advised in the negotiations by Dresdner Kleinwort Wasserstein and have received advice from Dresdner Kleinwort Wasserstein that the terms of the offer are fair and reasonable. The assistance of independent consultants in setting consideration has been recognized by the Commission as evidence that the requirements of
Section 10(b)(2) have been met. Southern Co., supra; SV Ventures, Inc. Holding Co. Act Release No. 24579A (February 26, 1988).

          The Commission is charged generally with the protection of the national public interest, the interest of investors in the securities of holding companies and the interest of consumers./23 In particular, investor interests in connection with the acquisition of public utility companies are protected by
Section 10(b)(2) of the Act which requires the consideration paid in connection with an acquisition to be reasonable and fair. As demonstrated above, the consideration to be paid by E.ON for the Powergen shares includes a significant premium, will

----------------
     22 As recognized by the Commission in Ohio Power Co., Holding Co. Act Release No. 16753 (June 8, 1970), prices arrived through arm's length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied. See also Southern Company, Holding Co. Act Release No. 24579 (Feb. 12, 1998).

     23 Section 1(b) of the Act.

be paid in cash or in loan notes, has been found fair and reasonable by financial advisors and, accordingly, the offer has been recommended by the Powergen board. Powergen's shareholders also have approved the transaction./24

          An evaluation of the reasonableness of the consideration under the Act also involves an inquiry as to the reasonableness of the fees paid by the acquiror in connection with the acquisition. As set forth in Item 2 of the Application, Applicants together expect to incur a combined total of approximately $44 million in fees, commissions and expenses in connection with the Acquisition. This amount represents 0.6% (based on a purchase price of $7.3 billion) of the value of the consideration to be paid by E.ON to Powergen's shareholders.

          This percentage is consistent with percentages previously approved by the Commission. See, e.g., Powergen plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000) (fees and expenses of approximately $50.4 million represented approximately 1.6% of the equity value of LG&E Energy common stock on Feb. 25, 2000, the last day of trading before the announcement of the merger); NiSource, Inc., Holding Co. Act Release No. 27263 (Oct. 30, 2000) (fees and expenses of approximately $50 million represented approximately 0.83% of the value of the consideration to be paid for Columbia Energy Group); Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000) (fees and expenses of approximately $87.4 million represented approximately 0.49% of the value of Unicom and PECO common stock on Sep. 21, 1999); Xcel Energy, Holding Co. Act Release No. 27212 (Aug. 16, 2000) (fees and expenses of approximately $52 million represented approximately 1.4% of the value of the consideration to be paid for New Century Energies, Inc.); American Electric Power Co., Inc., Holding Co. Act Release No. 27186 (June 14, 2000) (fees and expenses of approximately $73 million represented approximately 1.1% of the value of the consideration to be paid for Central and South West Corporation); Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (fees and expenses of approximately 2% of the value of the assets to be acquired).

          Based on the above analysis, the overall fees, commissions and expenses incurred and to be incurred in connection with the Acquisition are reasonable, fair and consistent with SEC precedent. Furthermore, the aggregate of the fees, expenses and consideration for the Acquisition bears a fair relation to the sums invested in, and the earning capacity of, the utility and other assets of Powergen.

----------------
     24 Applicants provided prominent disclosure in the Scheme Circular distributed to Powergen shareholders that the Commission's authorization of the Acquisition would not be an endorsement of the Acquisition or a recommendation by the Commission that Powergen's shareholders should approve the Scheme of Arrangement. See 17 CFR 229.501(b)(7) (requiring the outside cover page of a prospectus to include a legend indicating that neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered by the prospectus or passed on the accuracy or adequacy of the disclosures in the prospectus and that any contrary representation is a criminal offense).

     D.   Capital Structure and Corporate Structure Complication

          The Acquisition Does Not Cause the E.ON System to Have an Unduly Complicated Capital Structure or Corporate Structure.

          Sections 10(b)(3), 11(a) and 11(b)(2) of the Act impose various requirements as to the corporate and capital structure of the E.ON system subsequent to the Acquisition./25

E.ON's Corporate Structure

          E.ON's corporate structure after the Acquisition will not be unduly complicated and will not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the resulting system. Exhibits E-1 and E-1A to the Application illustrate E.ON's post-Acquisition organizational structure. Cross border transactions require financial and corporate structures designed to preserve the economic benefits of a transaction under numerous, often changing tax laws. Because Powergen already has a tax efficient financing structure in place with respect to its investment in LG&E Energy, E.ON plans to structure its acquisition of Powergen in a manner that preserves the benefits of this structure.

          As a result of Powergen's acquisition of LG&E Energy, Powergen and the Powergen Intermediate Holding Companies registered as public utility holding companies under Section 5 of the Act. The Powergen Intermediate Holding Companies consist of Powergen US Holdings Limited and Powergen US Investments, corporations organized under the laws of England and Wales, Powergen Luxembourg sarl, Powergen Luxembourg Holdings sarl and Powergen Luxembourg Investments sarl, corporations organized under the laws of Luxembourg, and PUSIC, a Delaware corporation. PUSIC currently holds all of the outstanding voting securities of LG&E Energy.

          To effect the Acquisition, E.ON has established a wholly-owned subsidiary E.ON UK Verwaltungs GmbH ("E.ON UK"), a corporation organized under German law. E.ON UK owns all the outstanding shares of an acquisition vehicle, E.ON UK plc, a corporation organized under the laws of England and Wales, that will acquire all of the outstanding Powergen shares. E.ON UK plc will survive the Acquisition. Because Powergen will remain a registered holding company after the Acquisition, E.ON UK and E.ON UK plc will also register under the Act.

----------------
     25 Under Section 10(b)(3) of the Act the Commission shall approve an acquisition unless it finds that "such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system." Section 11(a) of the Act requires the Commission to examine the corporate structure of a registered holding company system "to determine the extent to which the corporate structure of such holding-company system and the companies therein may be simplified, unnecessary complexities therein eliminated, voting power fairly and equitably distributed among the holders of securities thereof, and the properties and business thereof confined to those necessary or appropriate to the operations of an integrated public-utility system." Section 11(b)(2) requires the Commission to guard against complicated corporate structures and the unfair distribution of voting power among holding company security holders and, in that connection, to take action as necessary to cause a holding company to "cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company." This is commonly referred to as the "great grandfather clause."

          As a result of the legal requirements relating to the Acquisition and certain tax considerations, it may be necessary or desirable following the consummation of E.ON's Acquisition of Powergen for E.ON to delay the transfer of PUSIC and the LG&E Energy Group to E.ON US for up to 12 months./26 This period will allow time for E.ON to accomplish a reorganization whereby the ownership of PUSIC, the immediate parent of LG&E Energy would be transferred to E.ON US, a wholly-owned direct E.ON subsidiary company. Mechanically, the transfer would be effected by way of a direct transfer of the PUSIC shares, or by transferring the shares of one of the other Powergen Intermediate Holding Companies to E.ON US followed by the merger or liquidation of that company into E.ON US. The form of the reorganization will be determined based on the legal requirements and tax considerations in the jurisdictions involved. The role of the Powergen Intermediate Holding Companies, the Intermediate Companies and the tax and other considerations involved in the reorganization are further discussed in Exhibit E-1B to the Application. Applicants request authorization to effect the reorganization as proposed herein.

          After the Acquisition and the reorganization, E.ON will hold all the outstanding voting stock of LG&E Energy through PUSIC and E.ON US. PUSIC will remain a registered holding company under the Act and E.ON and E.ON US will register as such. The Powergen Intermediate Holding Companies will cease to own voting securities directly or indirectly in PUSIC or LG&E Energy (or will be merged or liquidated with E.ON US, as described above), although certain arrangements to finance LG&E Energy will remain in place./27 Because the

----------------
     26 Applicants currently expect to transfer LG&E from Powergen to E.ON immediately after the Powergen acquisition. To ensure, however, that the transfer is tax neutral in the U.K., Germany, U.S. and Luxembourg it is important to retain flexibility regarding the steps necessary to implement the intended final structure discussed in this Application. It may, for example, become necessary to take into account a twelve month minimum holding period to qualify for a capital gains exemption.

     27 Powergen US Holdings Limited had aggregate debt outstanding on September 30, 2001, of approximately $4 billion. This debt was originally incurred to finance Powergen's acquisition of LG&E Energy (approximately $3.25 billion) and to fund amounts contributed at that time as capital to the LG&E Energy Group to fund its operations (approximately $0.76 billion).

     Powergen acquired LG&E Energy in December 2000. The acquisition cost (approximately $3.25 billion), together with the simultaneous capital injection to LG&E Energy (approximately $0.76 billion), required funds of approximately $4.0 billion to be raised. As described in the Powergen Order, Powergen US Holdings Limited raised $3.7 billion from a bank facility it negotiated for this purpose (the "First Bank Facility"), and also borrowed $0.3 billion from Powergen UK plc. The Powergen Order noted that Powergen intended to reduce the debt incurred under the First Bank Facility "by, among other things, application of available cash or the proceeds of asset sales by Powergen UK and its subsidiaries, or by the issuance of debt securities or other instruments by Powergen or its subsidiaries prior to, at or after the Merger." This original debt has been repaid or refinanced in the following ways.

     First, asset disposals by Powergen UK plc raised cash which was loaned to Powergen US Holdings Limited to repay $1.1 billion of the First Bank Facility. As a result, at September 30, 2001, the loan from Powergen UK plc had increased to $1.4 billion.

     Secondly, Powergen US Funding LLC, a wholly owned subsidiary of Powergen US Holdings Limited, issued $1.0 billion of US commercial paper ("CP"). The proceeds from the CP program were loaned to Powergen US Holdings Limited, which in turn repaid further debt under the First Bank Facility.

     As a result of these two actions, at September 30, 2001, the debt at Powergen US Holdings Limited was comprised of $1.6 billion of debt under the First Bank Facility, $1.4 billion of intra-system debt owed to Powergen

----------------
UK plc and $1.0 billion of CP issued by Powergen US Funding LLC.

     Thirdly, in October 2001, Powergen US Funding LLC issued $1.2 billion principal amount of notes due 2004 (the "Notes"). The proceeds from the Notes were loaned to Powergen US Holdings Limited, and used to repay further debt under the First Bank Facility. At this point the external bank debt was reduced to $0.4 billion.

     Finally, in December 2001, Powergen US Holdings Limited negotiated a new bank facility (the "Second Bank Facility") to replace the First Bank Facility. Following that, on December 13, 2001, there was approximately $0.25 billion drawn under the Second Bank Facility, and the CP outstanding had increased to $1.15 billion.

     The results of the actions described above have been to reduce the amount of external debt (i.e., the First and Second Bank Facilities, the CP and the Notes) at Powergen US Holdings Limited (including Powergen US Funding LLC) from $3.7 billion to $2.6 billion. In addition, the change in the composition of the debt has resulted in a reduction in cost.

     It is intended that the external debt at Powergen US Holdings Limited and Powergen US Funding LLC (namely the CP, the Notes and the Second Bank Facility) will remain in place following E.ON's acquisition of Powergen. As the debt cannot be transferred, it will also remain in place following the proposed reorganization by E.ON. If the Notes were to be prepaid, Powergen US Funding LLC would be required to pay a substantial premium, which would ensure that the prepayment was uneconomic. The Second Bank Facility requires the payment of funding losses in the event that the loans thereunder are prepaid during an interest period (this provides yield protection to the bank and protects it against the loss or cost that it could incur in liquidating or deploying deposits acquired to maintain the loan). In addition, it is not possible to prepay the CP ahead of the maturity date, and the secondary market for these instruments is illiquid.

     In the event of E.ON's proposed reorganization, the indenture pursuant to which the Notes were issued requires that E.ON, or E.ON US, guarantee the Notes. The Second Bank Facility has a similar provision. The loans from Powergen UK to Powergen US Holdings Limited may remain in place or may be repaid after the reorganization.

     The funds raised by Powergen US Holdings Limited have been passed down through the Powergen Intermediate Holding Companies through a combination of loans and equity holdings. Part of this arrangement was reorganized in October 2001 with the result that PUSIC became obligated to contribute capital with a net present value of $3.1 billion to Powergen US Securities Limited ("PUSSL") when future capital calls are made (discussed below). Under US GAAP this obligation is treated as a loan from PUSSL to PUSIC. The balance of the funds passed down represents equity.

     Under the subscription agreement, PUSIC subscribed for $10,000 of ordinary stock of PUSSL and a company that subsequently merged into PUSIC made an initial subscription of $5 million for 5 different classes of non-voting stock issued by PUSSL. The terms of the non-voting stock permit PUSSL to make calls for future subscriptions in respect of those shares of predefined amounts on future dates specified in the Subscription Agreement. See Exhibit FS-8, hereto for a schedule showing the amount and timing of the calls. PUSIC then sold the ordinary and non-voting PUSSL stock to Powergen Luxembourg Holdings sarl ("PLHS"), but under the terms of the Sale and Purchase Agreement retained the obligation to meet the future calls on the non-voting stock. The price paid by PLHS for the non-voting stock ($3.1bn) therefore amounted to the net present value ("NPV") of the future calls (i.e. effectively their market value on a discounted cash flow basis). The $3.1bn consideration was used to repay the outstanding liabilities owing by Powergen USA (the former ultimate U.S. parent of LG&E Energy and formerly a Powergen Intermediate Holding Company) to the intermediate Luxembourg holding companies under the loan notes put in place on the initial acquisition of LG&E Energy.

     PUSIC therefore has the ongoing commitment to make the calls. The timing and amounts of the calls (and related security arrangements) are very similar to those arising under a debt instrument. As a result, under US GAAP (and for the purposes of determining US taxable income) the payments under the calls (other than the final payment in respect of each class which is treated as a repayment of loan principal) are regarded as interest and the NPV of the obligation to make the future payments is recorded as debt.

     In the event of the E.ON reorganization, the stock of PUSIC will be transferred from the Powergen Intermediate Holding Companies to E.ON US for value payable in the form of cash or a loan note. PUSIC's obligation in respect of the capital call described above will remain a continuing obligation of PUSIC.

     Funds paid by PUSIC to PUSSL would be invested in non-voting shares of a UK unlimited company, Powergen UK Securities ("PUKS"), which is owned (voting control) by Powergen. PUKS then lends to Powergen US Holdings Limited.

Powergen Intermediate Holding Companies will either cease to hold direct or indirect voting interests in LG&E Energy or be merged or liquidated into E.ON US (which will register as a holding company under the Act as discussed herein), they will cease to be holding companies under the Act and, consequently, they request that the Commission unconditionally approve their deregistration under
Section 5(d) of the Act. Applicants request that the Commission reserve jurisdiction over the deregistration of the Powergen Intermediate Holding Companies until after the reorganization has been effected and the record with respect to this matter is complete. LG&E Energy and the Utility Subsidiaries survive the Acquisition and each retains its separate existence.

          Accordingly, the Acquisition and reorganization will result in a relatively simple chain of equity ownership between E.ON and LG&E Energy and preserve the efficient financing arrangements in the Powergen Intermediate Holding Company structure. The equity ownership structure is preferable from a tax law perspective because it avoids holding a U.S. asset through another foreign jurisdiction. Currently, German tax regulations with regard to controlled foreign corporations discourage German corporations from holding assets through multi-tier subsidiaries located in multiple jurisdictions. The Powergen Intermediate Holding Company structure is maintained in whole or in part because it provides efficient financing that is already in place. It would be inefficient to unwind this structure post-Acquisition and to replace it with other financing arrangements. Some of the financings currently in place prohibit, or would involve penalties for, early repayment.

          Maintaining an efficient post-Acquisition structure may require a rapid response to changes in matters such as tax and accounting rules, including by making appropriate revisions after consummation of the Acquisition to add or subtract an intermediate holding company between E.ON and LG&E Energy, in the E.ON US chain or the E.ON UK chain including the Powergen Intermediate Holding Companies and the Powergen Financing Entities (subsequent to the transfer of PUSIC to E.ON US). Such changes to the "upper structure" will not have any material impact on the financial condition or operations of LG&E Energy or its subsidiaries. Applicants request authorization to make corporate structure changes without having to seek specific authority from the Commission for each change, subject to the condition that no change (i) will result in the introduction of any third party interests in the upper structure, (ii) will introduce a non-European Union or non-U.S. entity into the upper structure or
(iii) will have any material impact on the financial condition or operations of E.ON or LG&E Energy and its subsidiaries. Applicants note that the Commission granted authority to make such changes subject to comparable conditions in the Powergen Order and in the National Grid Order.

          E.ON North America Inc., a Delaware corporation ("E.ON NA"), E.ON's wholly-owned U.S. subsidiary, has served in the past as the holding company for certain of E.ON's activities in North America, handling certain finance, legal, tax and other service functions. E.ON NA owns Fidelia Inc. ("Fidelia"), a finance company subsidiary organized under Delaware law. Fidelia lends money to E.ON Group companies, including the U.S. subsidiaries of Degussa AG, one of E.ON's to-be-divested subsidiaries.

          It is more efficient from an operations, tax and financing perspective to integrate E.ON NA and Fidelia under the E.ON U.S. corporate structure post-Acquisition. This structure would reduce costs by avoiding duplication of corporate services and would simplify the overall corporate structure of the E.ON Group. In addition, Fidelia holds the cash proceeds of certain divestitures of E.ON's nonutility businesses in the U.S. It may be advantageous to continue to hold such funds in Fidelia for use in future U.S. acquisitions as permitted or authorized by the Commission. In addition, Fidelia may lend funds to other companies in the E.ON Group, except as prohibited under the Act./28 This would avoid repatriating the funds to Germany and exposure to the risks of currency value fluctuations.

          To effect the restructuring, E.ON would transfer the E.ON NA shares to E.ON US. E.ON US would then transfer the E.ON NA shares to PUSIC./29 E.ON may contribute cash, notes or similar financial assets to the capital of E.ON NA, in connection with the restructuring transactions./30

          The restructuring of E.ON NA after the Acquisition is part of E.ON's overall efforts to restructure its businesses that is described more fully in
Item 3.G., infra. Applicants note, however, that after the restructuring E.ON NA would not assume any of the functions performed by LG&E Energy, LG&E or KU and no functions currently performed in Kentucky will be transferred to New York. Moreover, neither the Acquisition nor the restructuring of PUSIC or E.ON NA will change the capital structure of the Utility Subsidiaries.

          Powergen will remain the immediate parent company of Powergen Group Holdings Ltd., the current "umbrella" FUCO in the Powergen Group. Powergen will remain responsible for the development and operation of LG&E's and KU's business and will support the development of E.ON's Anglo-American energy and utility business in the context of E.ON's overall group strategy. Although Powergen will cease to continue to own any public utility companies, due to Powergen's continuing responsibility for LG&E and KU, Powergen will remain a registered holding company under the Act.

          For German law reasons, it is impractical for E.ON to isolate its non-utility businesses under a single "umbrella" FUCO, as was done in the structuring of Powergen's acquisition of LG&E Energy and other cross-border transactions. Rather, certification of FUCO status will be provided by filing Form U-57 for certain existing E.ON first tier subsidiaries,

----------------
     28 Applicants' application in SEC File No. 70-9985 describes the financing plan for the E.ON Group, including Fidelia's role, in more detail.

     29 Authorization to restructure nonutility holdings from time to time is requested in Applicants' application in SEC File No. 70-9985. See Item 1.D.8 of that application.

     30 E.ON NA has approximately $87 million of debt outstanding to E.ON AG (with various maturities through November 2003) which will likely remain outstanding subsequent to the transfer of E.ON NA to PUSIC.

including E.ON Energie. E.ON Energie's activities have already been described above. See Item 1.A.2.a.

          Gelsenberg will also certify as a FUCO at such time as E.ON acquires 51% or more of Gelsenberg as the first step in the VEBA Oel divestiture transaction described more fully in Item 1.A.2.d., above./31 Gelsenberg directly and indirectly holds 25.5% of Ruhrgas.

          E.ON presently owns a small (below 1%) direct interest in Ruhrgas. That interest should be considered in the context of E.ON's broader strategy of acquiring a controlling share of Ruhrgas. After E.ON acquires Gelsenberg E.ON may, depending on tax considerations among other things, contribute its current Ruhrgas stake to Gelsenberg, thereby combining all its Ruhrgas holdings under one FUCO holding company.

          E.ON also indirectly holds an additional 18% interest in Ruhrgas through E.ON's interest in RAG./32 E.ON's indirect interests in Ruhrgas participate in a voting pool that includes 59% of the voting power of Ruhrgas.

          Ruhrgas is Germany's largest natural gas transmission, storage, and import company, with total sales of approximately 600 billion kWh (approximately 50 billion cubic meters) of gas. These operations account for 88% of its total revenues of Euro 7.3 billion ($6.4bn). Most of its remaining revenues of 12% are generated in activities that support the import and transport of gas.

          Ruhrgas owns a high-pressure grid that covers nearly all of western Germany. In addition, it owns stakes in regional gas transmission companies, in local gas distributors and in "Stadtwerke" (municipal utilities) in Germany and elsewhere in Europe. As explained below, Stadtwerke frequently also sell electricity, water and other services. Ruhrgas owns minor stakes of 5% to 9% in four gas fields and a 5% stake in its main gas supplier, the Russian gas company Gazprom. These stakes are usually held to secure supply. Ruhrgas supplies gas to E.ON, among others. Ruhrgas also manufactures equipment for the gas industry, such as meters, to assist its customers in their use of Ruhrgas gas and to strengthen its relationship with those customers.33

          Other E.ON direct subsidiaries, including Degussa and Viterra, will continue as such and, in this Application, E.ON is seeking appropriate Commission authorizations to own and operate such subsidiaries under the Act pending their divestiture within 5 years of the completion of the Acquisition and the registration of E.ON as a holding company.

----------------
     31 E.ON cannot cause Gelsenberg to qualify as a FUCO until E.ON has acquired a majority interest.

     32 E.ON directly and indirectly owns 39.2% of the shares of RAG which is engaged predominantly in the production of coal for power generation. As described below and in Item 3.G.1.c. RAG is a unique entity under German law. E.ON seeks a commission order under Section 2(a)(8) to the effect that RAG is not a subsidiary of E.ON.

     33 Ruhrgas owns a U.S. manufacturer of metering equipment, American Meter Company of Horsham, Pennsylvania. American Meter Company sells meters to, among others, LG&E. That metering equipment is used in connection with gas operations, and American Meter Company is thus retainable consistent with Commission precedent. Ruhrgas also is engaged in gas-related engineering activities in the U.S., of the type authorized under Rule 58(b)(1)(vii).

          Because E.ON will: (1) maintain the relationship among LG&E Energy and its Utility Subsidiaries unchanged, (2) cause the Powergen Intermediate Holding Companies to cease to be holding companies, (3) have large segments of its business organized under FUCO subsidiaries, and (4) divest many nonutility subsidiaries, it will not have an unduly complicated corporate structure. Its corporate structure is consistent with that adopted by other foreign registered holding companies and approved by the Commission. Moreover, the voting securities of LG&E Energy will be wholly owned directly or indirectly by E.ON and the Intermediate Companies, after the Acquisition and E.ON reorganization. Consequently, as required under Section 11(b)(2) of the Act, there will be no unequal distribution of voting power or the creation of minority interests as a consequence of the Acquisition.

          The post-Acquisition corporate structure also is not an unduly complicated corporate structure under the "great grandfather" clause of Section 11(b)(2) of the Act that requires Commission simplification. After the Acquisition, E.ON, and each of the Intermediate Companies will be a holding company over LG&E Energy which itself would be an exempt holding company over LG&E and KU.

          The Commission reviewed and permitted a structure including holding companies similar to this in the Powergen Order and the National Grid Order. In the past, the Commission has recognized the necessity of permitting the continued existence of intermediate holding companies to achieve economic and tax efficiencies that would not otherwise be achievable in the absence of such arrangements. The Intermediate Companies will not be a means by which E.ON seeks to diffuse control of LG&E Energy and LG&E Energy's subsidiaries. Rather, the Intermediate Companies will be created as special-purpose entities for the sole purpose of helping the parties capture economic efficiencies that might otherwise be lost in a cross-border transaction. The Intermediate Companies will not issue securities to third parties and consequently can appropriately be considered as mere conduits. Each of the Intermediate Companies will be wholly owned, directly or indirectly and fully controlled by E.ON and the creation and existence of the Intermediate Companies will not adversely affect the operation of the LG&E Energy Group. Accordingly, this is not the type of situation that concerned the drafters of the Act, and, in the Applicants' view, the Commission should exercise its discretion to find that any apparent complexity of the proposed transaction structure is neither undue nor unnecessary./34

----------------
     34 Congress adopted section 11(b)(2) to address "the leverage and pyramiding device that enabled holding companies to amass control over vast sums contributed by others and realize for itself large earnings and profits without proportionate investment -- the prime evil at which ss. 11(b)(2) is directed." American Power Co. v. SEC, 329 U.S. 90, 110 (1946) (upholding constitutionality of section 11(b)(2) of the Act). The extensive studies that preceded the passage of the Act found that the most distinctive characteristic of the holding company groups examined was the pyramided structure. As the United States Supreme Court has explained: "In its most common form, the pyramiding device consisted of interposing one or more subholding companies between the holding company and the operating companies and issuing, at each level of the structure, different classes of stock with unequal voting rights. Most of the financing of the various companies in the structure occurred through the sale to the public of bonds and preferred stock having low fixed returns and generally carrying no voice in the management. Under such circumstances, a relatively small but strategic investment in common stock (with voting privileges) in the higher levels of a pyramided structure often resulted in absolute control of underlying operating companies with assets of hundreds of millions of dollars. A tremendous
"leverage" in relation to that stock was thus produced . . . . In many instances this created financially irresponsible managements and unsound capital structures." Id at 100-01. See also, Entergy Corporation, Holding Co. Act Release No. 27039 (June 22, 1999) (finding, with respect to the formation of nonutility subsidiaries and holding companies and the issue of undue complexity under Section 11(b)(2) of the Act, that "the organizational structure contemplated by Entergy's Application has no relation to these historical abuses. Rather than a "leverage and pyramiding device," the proposed use of distinct special purpose subsidiaries offers various benefits. It facilitates selective diversification, affords separation between the utility and nonutility businesses, and provides additional flexibility for financing and for maintaining appropriate capital ratios.").

          E.ON UK, E.ON UK plc and Powergen will also be registered holding companies after the Acquisition. All will be wholly-owned directly or indirectly by E.ON. E.ON UK will not issue securities to third parties and, as with the Intermediate Companies, should be considered merely a conduit for purposes of
Section 11(b)(2) of the Act.

          E.ON UK plc, however, may issue and sell loan notes to Powergen's shareholders to finance the Acquisition, in part. This limited issuance of securities supported by Powergen, a valuable revenue generating asset, should be authorized under the Act and deemed consistent with Section 11(b)(2). The loan notes are designed to benefit Powergen's shareholders by minimizing their tax exposure. Under U.K. tax law, such shareholders can defer recognition of any capital gains from the sale of their Powergen shares until they redeem the loan notes. Thus, this is not a case of a transaction that promotes an over leveraged capital structure unsupported by sufficient assets to the potential detriment of investors.

          The loan notes would be guaranteed by E.ON and, consequently, can be viewed as securities issued by E.ON. The loan notes would be unsecured and would not exceed, in aggregate principal amount issued, $7.3 billion. Accepting shareholders would receive (pound)1 nominal of loan notes for every (pound)1 of cash consideration. The loan notes do not contribute to an overly leveraged capital structure because the pro forma capital structure of the E.ON Group post-Acquisition shows a very substantial equity level (48.44%) even assuming the unlikely case that the entire Powergen purchase consideration is financed with loan notes. The debt would be reflected in E.ON's consolidated financial statements and, as provided in the Financing Application, E.ON will commit to a minimum 30% equity to total capitalization level./35

          The loan notes would not be outstanding beyond five years and may not even be issued. If valid elections for the loan note alternative do not require the issue of loan notes exceeding (pound)25 million in nominal value of loan notes, no loan notes will be issued unless E.ON determines otherwise, and holders of Powergen shares who have elected the loan note alternative will receive cash in accordance with the basic terms of the offer. E.ON UK plc would not issue other securities to third parties.

          In addition, given the E.ON guarantee, E.ON UK plc could be viewed as a financing subsidiary for E.ON./36 For these reasons, the E.ON UK plc debt should be treated as E.ON debt for purposes of determining compliance with the great grandfather clause of Section 11(b)(2) of the Act.

----------------
     35 Compliance with the minimum 30% equity to total capitalization standard will be measured based on U.S. GAAP financial statements when the books are closed at the end of each month.

     36 See e.g., The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000) (authorizing Southern to use special purpose subsidiaries to issue certain preferred and debt securities to provide the flexibility necessary to achieve the lowest cost of capital).

          Powergen also will not issue securities to third parties. It is a holding company because of the management responsibility that it will retain with respect to LG&E and KU. This continued role post-Acquisition simply capitalizes on the existing management expertise at Powergen with respect to the Anglo-American energy and utility business. Allowing E.ON to continue to use Powergen's management team in this manner fosters stable, responsive and effective management, it does not increase the E.ON Group's leverage or result in diffused voting power. Powergen's role as a holding company in this structure is comparable to that of a corporate division that is responsible for a specific segment of the corporation's business.

          The Intermediate Companies, the Powergen Intermediate Holding Companies, and the Powergen Financing Entities will not engage in any other business other than acting as financing conduits and the management role described for Powergen above.

          A comparison of E.ON's proposed structure to the structure authorized by the Commission in the Powergen Order demonstrates that the proposed structure is not unprecedented. In the Powergen Order, the Commission authorized a structure of holding companies that featured Powergen as the ultimate parent, Powergen US Holdings Ltd. as a first tier subsidiary holding company, several intermediate holding companies and LG&E Energy as an exempt holding company directly over LG&E and KU. Powergen, Powergen US Holdings Ltd. and LG&E Energy were all authorized to issue securities to third parties. In the case of Powergen US Holdings Ltd. and LG&E Energy, they would not issue equity to third parties so as to avoid the creation of a minority interest. The other intermediate holding companies were mere conduits and did not have authorization to issue securities externally. Consequently, there were three levels of holding companies with more substance than the mere conduits.

          The Powergen Order notes that the intermediate companies "will exist primarily to create an economically efficient structure for the Merger and the ongoing operations of Powergen and the LG&E Energy Subsidiaries. Applicants request that the Commission disregard the Intermediate Companies [including Powergen US Holdings Ltd.], LG&E Energy and KU for purposes of section 11(b)(2) of the Act."/37 Although the Powergen Order does not say more, it is reasonable to infer that because Powergen US Holdings Ltd. functioned as a financing subsidiary of Powergen it was also considered a conduit and disregarded. LG&E Energy's status as an exempt holding company also made it appropriate to disregard for purposes of Section 11(b)(2) where the concerns of the Act are not presented./38

          E.ON's proposed structure is similar. There are three levels of holding companies with substance in the sense that they would have authorization to issue securities to third parties, E.ON, E.ON UK plc and LG&E Energy. Powergen also has some substance since it will remain

----------------
     37 At the time of the Powergen Order, KU's subsidiary Electric Energy Inc. was identified as a utility subsidiary and KU was an exempt holding company under Section 3(a)(2) of the Act. EEI is now an exempt wholesale generator and, consequently, KU is no longer a holding company.

     38 Except as specifically provided by the Commission, an exempt holding company is generally excused from all sections of the Act other than Section 9(a)(2). But cf., Public Service Corporation Of New Jersey, et al., Holding Co. Act Release No. 8002 (February 26, 1948) (holding that an exemption under
Section 3 of the Act may be conditioned on a structural and financial overhaul under Section 11(b)(2) of the Act if the Commission deems that such a condition is required in the public interest or for the protection of investors).

involved in the management of LG&E and KU. E.ON UK plc is appropriately disregarded since it will function for a limited purpose as a financing subsidiary of E.ON. LG&E Energy will continue to be an exempt holding company and as such should be disregarded for purposes of Section 11(b)(2). Powergen's continuing management role is beneficial to the LG&E Energy Group and does not raise the concerns of excessive leverage or the unfair distribution of voting power and, consequently, it also is appropriately disregarded for purposes of
Section 11(b)(2) of the Act.

          Nevertheless, even if Powergen is not disregarded, the E.ON holding company structure would have only two holding companies (E.ON and Powergen) and would comply with Section 11(b)(2), provided that E.ON UK, E.ON UK plc, LG&E Energy and the Intermediate Companies are disregarded for purposes of Section 11(b)(2) based on the Powergen Order precedent.

          Section 11(b)(2) of the Act requires the Commission to guard against complicated corporate structures and the unfair distribution of voting power among holding company security holders and, in that connection, to take action as necessary to cause a holding company to "cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company." The great grandfather clause does not prohibit E.ON's proposed corporate structure. E.ON's corporate structure and its need to hold the acquired Powergen and LG&E Energy group companies efficiently across borders are very similar to the corporate structure and facts presented to, and approved by, the Commission in the Powergen Order and the National Grid Order.

          The Powergen Order is discussed above. In the National Grid Order, the Commission decided "to 'look through' the Intermediate Companies (or treat the Intermediate Companies as a single company) for purposes of the analysis under
Section 11(b)(2) of the Act," and found that the corporate structure did "not unduly or unnecessarily complicate the structure" of National Grid. Applicants respectfully submit that the same result should follow in the present case.

          The Commission has in the past, consistent with its role as the administrative agency with the expertise, authority and discretion to administer the Act in a responsive manner, giving due regard to relevant policy considerations, recognized the necessity of permitting the continued existence of intermediate holding companies in registered holding company systems in order to achieve economic and tax efficiencies that would not otherwise be achievable in the absence of such arrangements. Thus, in specific cases where the issue was considered, the Commission exercised reasonable discretion and, on the basis of other relevant provisions of the Act, expressly permitted the continued existence of intermediate holding companies in a registered holding company system, apparently on a finding of "no harm, no foul" and giving due regard to the economic desirability of the corporate structure and other arrangements. See, e.g., West Penn Railways Co., Holding Company Act Release No. 953 (Jan. 3,
1938) (expressly authorizing the continued existence of an intermediate holding company); and West Texas Utilities Co., Holding Co. Act Release No. 4068 (Jan. 25, 1943) (reserving jurisdiction under Section 11(b)(2) in connection with acquisition that resulted in the creation of a "great grandfather" company). In each of these matters, the Commission apparently concluded that the economic benefits associated with the additional corporate layers in the holding company system outweighed the potential for harm and the possibility that there could be a recurrence of the financial abuses that the 1935 Act was intended to eliminate. See West Penn Railways ("The substantial traction interests of the West Penn Railways Company make it impractical, from a financial standpoint, to eliminate it as a separate corporation."); and West Texas Utilities Co. (noting likely bankruptcy of acquired company in the event transaction not approved).

          It is again worth emphasizing that none of the economic planning reflected in the proposed transaction structure will result in any change in the capital structure or corporate organization of the LG&E Energy Group or in the financing transactions undertaken by LG&E Energy and its subsidiaries. Neither LG&E Energy nor any of LG&E Energy's subsidiaries will borrow or issue any security or pledge any assets to finance any part of the Acquisition. Thus, there is no possibility that implementation and continuance of the proposed corporate structure could result in an undue or unnecessarily complex capital structure to the detriment of the public interest or the interest of consumers.

          To summarize, the proposed corporate structure is not inconsistent with Section 11(b)(2) because it does not promote excessive leverage or the unfair or inequitable distribution of voting power among E.ON's security holders.

o There are legitimate business reasons for the existence of each company in the structure, particularly as in this case where the transaction involves not one, but three countries: Germany, the U.K. and the U.S.;

o Voting power is not unfairly distributed and there are no minority interests created because all the companies in the corporate structure will be wholly-owned and controlled by E.ON;

o There is no danger of excessive leverage because the securities to be issued are issued in return for fairly valued assets that will support the securities; and in addition, the 30% consolidated equity commitments made by E.ON, LG&E Energy and the Utility Subsidiaries assure that the capital structure of the E.ON Group remains sound./39

E.ON's Capital Structure

          The capital structure of E.ON will not be unduly complicated nor will it be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the combined system. E.ON currently has a simple capital structure and is proposing to acquire the outstanding Powergen shares using its available cash resources, existing lines of credit, and possibly the proceeds of debt issuances, in addition to the loan notes described in Item 1.B.3. In addition, none of Powergen, LG&E Energy or any of their subsidiaries, including the Utility Subsidiaries, will borrow or issue any security, incur any debt or pledge any assets to finance any portion of the purchase price paid by E.ON for the Powergen shares.

          E.ON's capital structure is sound as well as simple. E.ON's capital structure as of December 31, 2000 and December 31, 2001 is summarized below:

----------------
     39 See Exhibit E-1B to this Application for additional details regarding the role of each of the companies discussed above in the corporate structure.

------------------------ ------------------------------------- ---------------------------------------
                               As of December 31, 2000                As of December 31, 2001
------------------------ ------------------------------------- ---------------------------------------
                               $mm                 %                  $mm                  %
------------------------ ----------------- ------------------- ------------------ --------------------
Common stock equity*               31,126               69.94             27,437                65.39
------------------------ ----------------- ------------------- ------------------ --------------------
Long-term debt                      6,879               15.46              8,285                19.74
------------------------ ----------------- ------------------- ------------------ --------------------
Short-term debt                     6,496               14.60              6,240                14.87
------------------------ ----------------- ------------------- ------------------ --------------------
Total                              44,501              100.00             41,962               100.00
------------------------ ----------------- ------------------- ------------------ --------------------

*Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings and minority interests of $4.8 billion and $5.7 billion for December 31, 2000 and December 31, 2001, respectively.

          As of April 18, 2002, Moody's and Standard and Poor's rate E.ON's long-term bonds Aa2 and AA-, respectively. E.ON's short-term debt received ratings of P-1 and A-1+, respectively, from Moody's and Standard & Poor's. E.ON's excellent ratings underscore the E.ON Group's sound financial condition.

          After the Acquisition, the E.ON Group will continue to have a sound capital structure. The table below shows the capitalization of each company as of December 31, 2001 and the combined group on a pro forma basis, according to U.S. GAAP.

--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
                E.ON ($   E.ON (%)  Powergen     Powergen     Adjust-ments Pro Forma    Pro Forma
                mm)                 Group        Group (%)                 Combined     Combined (%)
                                    ($ mm)                                 ($ mm)
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Common stock      27,437     65.39        3,442        31.25      (3,289)       27,590         48.44
equity*
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Preferred              0         0          135         1.23            0          135          0.24
stock
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Long-term          8,285     19.74        5,496        49.90      7,271**       21,052         36.96
debt
(including
current
portion)
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Short-term         6,240     14.87        1,941        17.62            0        8,181         14.36
debt
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Total             41,962    100.00       11,014       100.00        3,982       56,958        100.00
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------

* Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital and retained earnings, and minority interests of E.ON of $5.7 billion and of Powergen of $153 million.

** The adjustment for long-term debt is based on the assumption that the Acquisition is fully financed with debt, although the ultimate financial structure for the transaction has not been finalized.

          E.ON's shares are listed on all German stock exchanges, the Swiss Stock Exchange, and as ADRs on the NYSE (ticker symbol "EON"). E.ON's ADRs are registered under the 1933 Act, and, as a foreign private issuer, the company files Form 20-F and other periodic disclosure reports with the Commission./40 E.ON's financial statements are maintained in accordance with U.S. GAAP.

          After the Acquisition, E.ON will have outstanding long-term debt at the parent-company and subsidiary level. The presence of debt at more than one level of the E.ON system does not "unduly complicate" the capital structure of that company for purposes of Section 10(b)(3). To the contrary, E.ON's financing system more appropriately reflects the optimal capitalization of its various businesses to the greater benefit of the entire system by properly allocating the cost of capital to each business segment based on its risk profile. Moreover, in the first instance, to the extent that the debt is associated with facilities that have been entered into before E.ON becomes a registered holding company, such debt should be grandfathered for purposes of the Act. Second, and more important, Section 7(c)(2)(D) expressly provides for the issuance of nontraditional securities if "such security is to be issued or sold solely for necessary or urgent corporate purposes of the declarant where the requirements of the provisions of paragraph (1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers." Registered gas systems have relied on this provision for years in connection with their routine financing transactions. See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996) (authorizing Columbia to issue external, long-term debt which, in the aggregate with equity financing issued by Columbia, would not exceed $5 billion at any one time outstanding through December 31, 2001). Based on the same rationale, the Commission has permitted a registered electric system to have long-term debt at the parent company level. Southern Co., Holding Co. Act Release No. 27134 (Feb. 9, 2000). Following the Southern Co. decision, the Commission similarly allowed investment grade long-term debt at the parent company level in the National Grid Order and the Powergen Order. Third, as described in this Application, E.ON is in the process of transforming itself into a pure-play energy and utility company. Rationalization of E.ON's capital structure will be a natural result of that process.

          As a predicate to receiving such flexibility, registered holding companies have generally committed to maintain an investment grade credit rating and a minimum level of equity capitalization. See, e.g., Southern Co., Holding Co. Act Release No. 27134 (February 9, 2000), the National Grid Order, the Powergen Order, KeySpan Corp., Holding Co. Act Release No. 27272 (November 8,
2000), and Cinergy Corp., Holding Co. Act Release No. 27190 (June 23, 2000). E.ON's capital structure and post-registration financing plans, including its commitments regarding maintaining an investment grade credit rating and a minimum capitalization ratio, are

----------------
     40 As of December 31, 2001, E.ON had 692.0 million common shares issued and approximately 687.3 million outstanding shares. E.ON recently completed the repurchase of 76.3 million shares, approximately 10% of the company's capital stock. E.ON has cancelled 71.3 million of the repurchased shares. The remaining repurchased shares were partly used for the 2001 employee share purchase program. In addition, E.ON intends to use them to hedge E.ON's stock appreciation rights and/or as shares to be issued in the future in connection with the employee share purchase program.

discussed in more detail in its separate application filed with the Commission in SEC File No. 70-9985 (the "Financing Application").

          For the reasons stated above the capital and corporate structure of the E.ON system will not be unduly complicated by the proposed Acquisition. In addition, for the reasons set forth above, and the assurances provided below in the section "Compliance with State Law," Applicants believe that the proposed Acquisition will, in fact, benefit the protected interests and enhance the functioning of the resulting holding company system.

     E.   Compliance with State Law

          All State Laws Applicable to the Acquisition Will be Complied With, Including State Laws Applicable to Combination Electric and Gas Utilities.

          Consistent with the Act's purpose of supplementing effective state utility regulation, Section 8 of the Act prevents holding companies, by use of separate subsidiaries, from circumventing state restrictions on common ownership of gas and electric operations./41

          The Acquisition will not result in any new situations of common ownership of "combination" systems within any state. LG&E is presently a combination gas and electric public utility serving substantially the same territory in Kentucky. After the Acquisition, LG&E will continue to serve both gas and electric customers in Kentucky. No state law prohibits LG&E's combined gas and electric operations, and no state law prohibits E.ON from indirectly acquiring LG&E.

          With respect to Section 10(f) of the Act, Applicants have made full filings with the KPSC and the VSCC for approval of the Acquisition in accordance with all applicable state laws. Applicants also provided the TRA with a copy of the KPSC application and requested by letter that the TRA disclaim jurisdiction over the Acquisition. The TRA instead asserted its jurisdiction and accepted the letter and supporting materials as sufficient to meet the applicable filing requirements. The authorizations of the KPSC, the VSCC and the TRA have been granted./42 To provide a further measure of assurance that the Acquisition, in particular E.ON's proposal to invest up to $67 billion in EWGs and FUCOs, will not be detrimental to consumers, the Utility Subsidiaries or the ability of the state commissions to protect the Utility Subsidiaries and their customers, the Commission solicited the views of the KPSC, VSCC and TRA. Each of

----------------
     41 Under Section 10(c)(1) of the Act, the Commission may not approve "an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11." Section 8 of the Act makes it unlawful for a registered holding company or subsidiary to have or acquire an interest in an electric and gas utility serving substantially the same territory if state law would prohibit such combination ownership. Lastly, Section 10(f) of the Act prohibits the Commission from approving an application regarding an acquisition unless it appears that the applicants have complied with all applicable state laws (except where such compliance would conflict with Section 11 of the Act).

     42 See Item 4 infra and Exhibits C-2, C-4 and C-9; the orders of the KPSC, VSCC and TRA, respectively.

the state commissions responded that the proposed investments would not have an adverse effect./43

          In addition, the response of the VSCC requested that the SEC clarify that in any order issued in this matter that E.ON's public utility subsidiaries, in furtherance of their public service obligations, have a priority claim on capital from E.ON, over FUCO and EWG investments. Accordingly, E.ON commits to maintain adequate capitalization of the Utility Subsidiaries so that they can continue to meet their public service obligations. E.ON will provide capital to the Utility Subsidiaries, as necessary to that end, on a priority basis before it funds its EWG and FUCO investments. In addition, E.ON commits that it will not seek recovery in higher rates to LG&E or KU ratepayers for any losses or inadequate returns that may be associated with E.ON's nonutility investments. The state commission authorizations and E.ON's supporting commitments demonstrate that the interests of retail customers are adequately protected. Accordingly, the Acquisition will be lawful under state law and the Act's requirements regarding proper state authorization will be satisfied.

          Based on similar facts and assurances, the Commission held in the National Grid Order and the Powergen Order that the proposed acquisition would not be detrimental to the public interest or the interest of investors or consumers. Applicants therefore respectfully submit that the Commission make the same finding with respect to the Acquisition.

     F.   Integrated Public Utility System

          The Acquisition Tends Towards the Economical and Efficient Development of an Integrated Public Utility System and the Additional Gas System May Be Retained./44

          To establish that the Acquisition has a tendency toward the economical and efficient development of an integrated public utility system Applicants demonstrate, first, that the transaction produces benefits to the operations of the Utility Subsidiaries and, second, that the technical requirements of integration continue to be satisfied post-Acquisition.

----------------
     43 See letter from K. David Waddell, Executive Secretary, Tennessee Regulatory Authority to Catherine Fisher, Assistant Director, Office of Public Utility Regulation, Securities and Exchange Commission dated February 4, 2002; letter from Martin J. Huelsmann, Chairman, Commonwealth of Kentucky Public Service Commission to Catherine Fisher dated February 4, 2002 and; letter from Philip R. De Haas, Counsel to the Commonwealth of Virginia State Corporation Commission to Catherine Fisher dated February 8, 2002.

     44 Under Section 10(c)(2) of the Act, the Commission may not approve "the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system." Section 11(b)(1) of the Act, requires the Commission to limit the operations of the holding-company system to a single integrated public-utility system and one or more additional integrated public utility systems if the Commission finds that "(A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such systems; (B) All of such additional systems are located in one State, or in adjoining States, or in a contiguous foreign country; and
(C) The continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

Operational and Other Benefits

          E.ON will supplement the existing management of LG&E Energy with its own high quality management team with proven generation, transmission and distribution expertise. In addition to its management expertise, due to its financial strength and size, E.ON has expansive access to the international capital markets. Its strong credit ratings and liquid assets allow it to attract capital at reasonable rates. For example, Moody's and Standard & Poors's have placed the credit ratings of LG&E Energy, LG&E Capital Corp., LG&E and KU on review for possible upgrade reflecting the anticipated support these companies will receive from becoming a core part of the E.ON System. E.ON's current long-term debt rating of Aa2 and short-term rating of Prime-1 have been confirmed by Moody's. The ratings of senior secured debt of LG&E and KU were also confirmed by Moody's at their present levels of A-1.

          E.ON has significant expertise in providing the infrastructure, dispatch and power exchange necessary for providing reliable and efficient power supply, transmission and distribution. E.ON is the fourth largest electricity producer in the world ranked by electricity sales volume. E.ON supplies electricity and gas to approximately 25 million customers. Through E.ON Energie it owns interests in and operates electric power generation facilities with a total installed generation capacity of more than 33,000 MW and an attributable capacity of 25,000 MW. E.ON's power transmission grid extends from Scandinavia to the Alps. The grid covers more than one-third of the surface area of Germany. E.ON's power trading operations are sophisticated and incorporate a full risk management system. The wealth and depth of E.ON's experience and expertise open up a wide range of possibilities for improving operations, lowering costs and environmental impacts and increasing efficiency and reliability.

          The process of evaluating integration possibilities, aimed at eliminating duplication and implementing best practices has just begun. E.ON's significantly larger scale, both in financial and operational terms, will enhance the ability of the LG&E Energy Group to utilize new developments in transmission and distribution technology, information systems, and capital markets, where these can be seen to bring economic benefit.

          For the employees of LG&E Energy the transaction represents an opportunity for growth as the company becomes the U. S. base of operations for a large international group. E.ON's expressed intentions to expand and consolidate its operations in this country will bring expanded opportunities for LG&E Energy employees. Those opportunities will help to retain and attract the best employees to the benefit of LG&E, KU and the Commonwealth of Kentucky. Powergen shareholders will also benefit from the premium received for their shares upon the closing of the transaction.

          These opportunities represent a tangible net benefit to customers of LG&E and KU, because not only does E.ON bring financial strength and managerial experience to the Midwestern market, but future acquisitions may result in cost savings to be shared with customers of LG&E and KU. The benefits to be provided by the Acquisition are comparable to those presented in the Powergen Order. In addition, as part of its decision regarding the Acquisition, the KPSC required the applicants to file, within 60 days of closing any future utility merger or acquisition in the United States over which KPSC approval would not be required, a petition setting forth a formal analysis of any potential synergies and benefits from the merger or acquisition and a proposed methodology for allotting an appropriate share of the potential synergies and benefits to LG&E's and KU's ratepayers.

          Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) of the Act have been met. See American Electric Power Co., 46 S.E.C. 1299, 1320-1321 (1978). Further, the Commission has recognized that while some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential, but presently unquantifiable, savings).

          Moreover, E.ON's strategic vision is to become a pure-play global utility, hence its commitment to divest numerous nonutility businesses. In keeping with its global ambition, E.ON intends to expand into the U.S., the key world energy market. E.ON views LG&E Energy's operations centered in Louisville, Kentucky as ideally positioned to serve as the nucleus of its U.S. operations. The Midwestern U.S. accounts for approximately 30% of the U.S. electricity market.

Integrated Utility System

          The Utility Subsidiaries form an integrated utility system in compliance with the standards of the Act.45 In the Powergen Order the Commission very recently found that the Utility Subsidiaries constituted an integrated public utility system and that LG&E's gas operations constituted an additional permissible gas system. No material changes in the composition or operations of the Utility Subsidiaries has occurred since the date of the Powergen Order to require a different conclusion today. As discussed above, the structure of the Acquisition also would not change the integrated nature of the Utility Subsidiaries since all such companies will remain intact in the LG&E Energy Group after the Acquisition.

          Because Section 2(a)(29) specifies separate definitions for gas and electric systems, the Commission has historically taken the position that gas and electric properties together cannot constitute a single integrated public-utility system./46

          However, it is equally clear that under the Act the Commission's authority is not limited to approval of acquisitions resulting in only one integrated system. "[W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single

----------------
     45 The FUCO holdings of E.ON, Powergen and LG&E Energy need not be included in this analysis as Section 33(c)(3) of the Act explicitly provides that FUCOs shall be considered to be consistent with the operation of a single integrated public utility system.

     46 See New Century Energies, Inc., Holding Co. Act Release No. 26748, citing SEC v. New England Electric System, 384 U.S. 176,178 n.7; In the Matter of Columbia Gas & Electric Corporation, Holding Co. Act Release No. 2477, 8 S.E.C. 443, 462-463 (Jan. 10, 1941) (rejecting an earlier interpretation to the contrary in American Water Works and Electric Company, Inc., 2 S.E.C. 972, 983 (Dec. 30, 1937)).

integrated system. Section 10(c)(2) requires only that the acquisition tend "towards the economical and the efficient development of an integrated public-utility system."/47

          In this case, the Acquisition will tend toward the economical and efficient development of two integrated systems: the combined electric utility system of LG&E and KU and the stand-alone gas utility system of LG&E.

Electric System

          As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

          a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

          On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated electric system will result from a proposed acquisition of securities:

          o the utility assets of the system are physically interconnected or capable of physical interconnection;

          o the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

          o the system must be confined in its operations to a single area or region; and

          o the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

          LG&E and KU were integrated before the Acquisition and, after the Acquisition, will continue to satisfy all four of these requirements.

----------------
     47 Gaz Metropolitan, Inc., quoting In the Matter of Union Electric Company, Holding Co. Act Release No. 18368, 45 S.E.C. 489, 505 (April 10, 1974), aff'd without op. sub nom. City of Cape Girardeau, Missouri v. S.E.C., 521 F.2d 324 (D.C. Cir. 1975). See also, New Century Energies, File No. 70-8787. Environmental Action, Inc. v. S.E.C., 895 F.2d 1255, 1263 (9th Cir. 1990) (citing In re Electric Energy, Inc., Holding Co. Act Release No. 35-13781, 38 S.E.C. 658, 668 (Nov. 28, 1958)).

          First, LG&E and KU are already physically interconnected. LG&E and KU are directly connected through transmission lines that they own, including two 138 Kv transmission lines and two 69 Kv transmission lines. See Exhibit D-1.

          Second, LG&E and KU will continue to be economically operated as a single interconnected and coordinated system. The two companies are interconnected by a transmission system which allows the transfer of power between LG&E and KU. LG&E and KU will continue operating as a single system, economically dispatched.

          Third, this single integrated system will operate in a single area or region, the area delineated on Exhibit D-1, covering portions of Kentucky, Virginia, and Tennessee. In considering size, the Commission has consistently found that utility systems spanning multiple states can satisfy the single area or region requirement of the 1935 Act. For example, the Entergy system covers portions of four states (Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993)); the Southern system provides electric service to customers in portions of four states (Southern Co., Holding Co. Act Release No. 24579 (Feb. 12, 1998)); and New Century Energies served customers in six states (New Century Energies, Holding Co. Act Release No. 26748 (Aug. 1, 1997)).

          Fourth, the system is not so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. The Commission's past decisions on "localized management" show that the Acquisition fully preserves the advantages of localized management. In these cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., Holding Co. Act Release No. 20633, 46 S.E.C. 1299, 1312 (July 21, 1978) (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"), General Public Utilities Corp., Holding Co. Act Release No. 13116, 37 S.E.C. 28, 36 (Mar. 2, 1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see Centerior Energy Corp., Holding Co. Act Release No. 24073, 35 S.E.C. Docket 769, 775 (Apr. 29, 1986) (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); Northeast Utilities, Holding Co. Act Release No. 25221, 47 S.E.C. Docket 1270, 1285 (Dec. 21, 1990) (advantages of localized management would be preserved in part because the board of a New Hampshire Utility, which was to be acquired by an out-of-state holding company, included "four New Hampshire residents"); (iii) the preservation of corporate identities, see Id. (utilities "will be maintained as separate New Hampshire corporations. . ..[t]herefore the advantages of localized management will be preserved"); Columbia Gas & Electric Corporation, Holding Co. Act Release No. 2477, 8 S.E.C. 443 (Jan. 10, 1941)(benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see American Electric Power Co., supra, at 1312 (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation.")

          The Acquisition satisfies all of the factors regarding "localized management" noted above. LG&E and KU will continue to operate through regional offices with local service personnel and line crews available to respond to customers' needs. E.ON has no current plans to change the existing management of LG&E or KU. After the Acquisition, LG&E and KU will maintain their current offices as subsidiary headquarters and as local operating headquarters for the areas they presently serve, while LG&E Energy will maintain the LG&E Energy Group headquarters. KU will maintain its Lexington headquarters and a substantial presence throughout its service territory in order to conduct the state-wide operations of KU. Furthermore the headquarters for E.ON's energy activities in the U.S. will be in Louisville. Therefore the fact that the location of the corporate headquarters of E.ON (Germany) and Powergen (U.K.) are distant from customers served by LG&E and KU, is, as noted by the Commission in American Electric Power, supra, a relatively unimportant factor given the present ease of transportation and communications and the retention of the LG&E and KU headquarters at their present locations. In addition, the Commission in the National Grid Order and in the Powergen Order approved a substantially similar management arrangement. Thus, the Acquisition will preserve all the benefits of localized management of LG&E and KU.

          Finally, the Acquisition will not impair the effectiveness of state regulation. LG&E and KU will continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the KPSC, the VSCC, the TRA, and the FERC.

Gas Utility System

          Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:

          a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

          The LG&E gas utility system will meet the standard set forth in
Section 2(a)(29)(B) and, therefore, will satisfy the integration requirements of the Act and should be approved by the Commission.

          LG&E's gas utility system will operate as a coordinated system confined in its operation to a single area or region covering portions of Kentucky. See Exhibit D-1. As shown by the maps in Exhibit D-1, there is substantial overlap between the gas service territory of LG&E and the electric service territories of LG&E and KU. The system also will not be so large as to impair the advantages of localized management or the effectiveness of regulation.

          As discussed above, localized management will be preserved. The centralized functions of LG&E's gas utility business will continue to be managed from Louisville, Kentucky, and the local functions will continue to be handled from several regional offices. Management will, accordingly, remain close to the gas operations, thereby preserving the advantages of local management.

          As also discussed above, the Acquisition will not impair regulatory effectiveness. The same regulators currently overseeing the LG&E gas operations (i.e., the KPSC) will continue to have jurisdiction after the Acquisition. For all of these reasons, the post-Acquisition gas operations satisfy the integration requirements of the Act.

Retention of Additional Gas System

          In the Powergen Order, the Commission found that the additional gas integrated public utility system of LG&E was retainable by Powergen. In finding the additional gas system to be retainable, the Commission reviewed a study of the gas utility operations that analyzed the lost economies that these operations would suffer upon divestiture as compared to retention by the applicants. Powergen also demonstrated that certain non-quantifiable economies would be lost if divestiture were required and that the divestiture of LG&E's gas operations would cause a significant amount of damage to LG&E's ability to compete in the marketplace. The study filed in that proceeding as Exhibit O-1, File No. 70-9671, is incorporated herein by reference. No material changes to the assets or operations of LG&E's gas operations have occurred since that study was prepared and Applicants submit that it continues to demonstrate that LG&E's gas utility operations should be permitted to be retained as an additional system under the ABC Clauses of Section 11. Moreover, the KPSC in its order approving the Acquisition specifically found that it was in the public interest for LG&E to remain a combination gas and electric utility.

     G.   Retention of Nonutility Subsidiaries

          Except for the To-Be-Divested Subsidiaries, E.ON's Nonutility Subsidiaries are Reasonably Incidental, or Economically Necessary or Appropriate to the Operations of the E.ON System and Should be Retained./48

          Finally, Section 11(b)(1) of the Act poses the question whether the "nonutility subsidiaries" of E.ON and Powergen are retainable under the standards of Section 11 and the statutory amendment thereto.

          1.   E.ON's Nonutility Subsidiaries

          As noted previously the term "TBD Subsidiaries" includes major E.ON subsidiaries such as Degussa, Viterra, VEBA Oel, and Stinnes and their respective subsidiaries,

----------------
     48 Section 11(b)(1) directs the Commission: "To require . . . that each registered holding company, and each subsidiary company thereof, shall take such take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system. . . . The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public-utility systems the retention of an interest in any business (other than the business of a public-utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems."

and an additional twelve small direct or indirect E.ON subsidiaries. The additional twelve companies are engaged in businesses such as packaging, the production of metals for the steel industry, holding securities in a bank, and holding real estate in a passive capacity that is managed by Viterra. E.ON commits to divest its interest in these companies within three years of the date of the completion of the Acquisition and the registration of E.ON as a holding company under the Act, except that with respect to the real estate companies with holdings managed by Viterra the divestiture period would be five years. All the TBD Subsidiaries are listed and described in more detail in Part II of E.ON's list of subsidiaries included in Exhibit G-1 to this Application.

          Except for the TBD Subsidiaries, E.ON's nonutility subsidiaries are of a nature and character that has already been authorized by the Commission in other filings. Their basis for retention is described in Part I of Exhibit G-1 to this Application. Generally these subsidiaries are businesses that are related or incidental to E.ON's energy and utility business. For example, they are holding companies for energy-related nonutility businesses, vehicles used to finance E.ON Group businesses and companies that hold real estate acquired and held in connection with E.ON's energy and utility businesses. None of the retained nonutility subsidiaries, other than E.ON Energie and its subsidiaries, is material to E.ON in terms of assets or revenues. Exhibit G-3 hereto lists the to-be-retained subsidiaries.

          In connection with becoming a registered holding company, E.ON will be divesting its interest in the TBD Subsidiaries. These are E.ON's nonutility subsidiaries that are not consistent with E.ON's strategy of becoming a pure-play global energy and utility company. Consequently, after the Acquisition, E.ON's registration under the Act and divestiture of the TBD Subsidiaries as provided herein, it will have a corporate structure comprised of energy-related businesses that is focused on growth in the energy and utilities industry and that is not unduly complicated.

          The retention/divestiture of E.ON subsidiaries and their businesses is discussed in greater detail in Exhibit G-1; but the timing of divestiture of Degussa and Viterra warrant some special mention below. In addition, in the discussion that follows the Applicants note the need for E.ON to retain its interest in RAG as well as E.ON's request that RAG be declared not to be a subsidiary of E.ON under Section 2(a)(8).

                    a.   Degussa

          E.ON is committed to divest its chemicals business in order to realize its overall global strategy of becoming a leading energy and utility company. However, for a number of reasons, E.ON requires a five-year divestiture period for the chemicals business./49 A five-year divestiture period is appropriate because Degussa presents a unique situation as regards divestiture commitments under the 1935 Act. With sales in 2001 of about Euro 17.3 billion

----------------
     49 A five year divestiture period for compliance with conditions imposed by the Commission under the Act is not unprecedented. In General Public Utilities Corporation, Holding Company Act Release No. 15184, (February 9, 1965), the Commission authorized GPU to acquire 50% of Laing-Vortex, Inc., a non-utility business. GPU stated that it believed it needed to invest only through the development and demonstration stages of Laing's products, and GPU agreed to divest its interest after 3 years, unless the SEC granted a 2 year extension. The Commission subsequently granted the extension, thereby allowing GPU five years to divest this business.

($15.8 bn), it is an extremely large company, several times the size of any business that has been the subject of a divestiture commitment before the Commission./50 It was formed by a large merger that occurred in February 2001, and time is needed to focus and rationalize the business if fair value is to be obtained in the marketplace. In addition to its large absolute size, Degussa operates in a specialized business area, such that the number of potential buyers is limited and antitrust issues will require careful analysis. In these unprecedented circumstances, allowing five years for the completion of divestiture is appropriate.

          Both of the companies that merged to create E.ON in mid-2000 had major chemicals businesses. VEBA owned 64.7% of Degussa-Huls, and VIAG owned 63.97% of SKW Trostberg. The two chemical companies were themselves the products of very recent mergers between substantial chemical companies -- Degussa AG and Huls AG in 1999 and SKW Trostberg AG and Goldschmidt AG, also in 1999. On February 9, 2001, Degussa-Huls and SKW Trostberg merged to create Degussa AG, which in 2001 had some 53,000 employees. Following the completion of an extensive restructuring program, putting approximately Euro 6.5 billion ($5.7 bn) (plus Euro 3.3 billion ($2.9 bn) precious metals trading) of revenues up for sale, the reorganized, purely specialty chemicals company will generate revenues of approximately Euro 11 billion ($9.7 bn).

          The process of integrating what two years ago were four separate chemicals companies into a single chemicals company has just begun and will take time to achieve before the entire group can be sold to a willing purchaser. The full integration of the former chemical subsidiaries will require substantial time. The three mergers described above, which took place within a two year period, have entailed significant corporate reorganizations. Those mergers will yield substantial efficiency gains, which should eventually be reflected in the value (and sales price) of the chemicals business. However, full realization of those efficiency gains will require a great deal of effort and substantial additional time. Moreover, it may take still more time before those gains will be reflected in the price a buyer is willing to pay for the chemicals business. Given the magnitude of the tasks involved, E.ON believes that a three-year divestiture period would force it to sell the chemicals business at a price that would not reflect the true value of the business.

----------------
     50 Degussa's sales, internal operating profit and total assets for the year ended December 31, 2001 were $15.8 billion, $494 million and $16.6 billion, respectively. In contrast, in connection with its merger with CP&L Energy, Inc., the Commission recently required Florida Progress Corp. to divest within three years its rail services and inland marine transportation subsidiaries. Progress Energy, Inc., Holding Co. Act Release No. 27422 (June 27, 2001). Progress Energy's rail services business had revenues, a segment net loss and total assets for the year ended December 31, 2000 of $1,047 million, ($53 million), and $802 million, respectively. Progress Energy's inland marine transportation business had revenues, segment net income and total assets for the same period of $170 million, $9 million, and $105 million, respectively. See Florida Progress Corp. Form 10-K405, SEC File No. 001-08349, filed March 29, 2001. The Commission also required Dominion Resources Inc. to divest its diversified financial services company subsidiary, Dominion Capital, Inc., within three years of the date of the Commission's order. Dominion Resources Inc., Holding Co. Act Release No. 27112 (December 15, 1999). For the year ended December 31, 1999, Dominion Capital had revenue of $473 million, operating income of $265 million, net income of $78 million and assets under management of $4.8 billion. See Dominion Resources Inc. Form 10-K405, SEC File No. 001-08489, filed March 7, 2000. The Degussa divestiture would be a transaction significantly larger and more complex than these recent large divestitures ordered by the Commission.

          That concern is compounded by E.ON's belief that the market currently undervalues Degussa because of the mix of its businesses and the structure of its operations. To address this, Degussa is in the process of implementing measures that will combine, streamline and refocus its operations, including a number of divestitures. The focus of the new Degussa is the specialty chemicals business, which involves chemicals with a particularly high customer value (relative to their cost) and low substitutability. Such specialty chemicals usually offer higher margins with lower production quantities. E.ON expects Degussa's market valuation to improve as Degussa implements its new strategic focus./51

          To illustrate, Degussa introduced a cost cutting program in the fall of 2001 and has expanded its Best-At-Chem project, which covers restructuring, synergy savings and process optimization./52 Best-At-Chem comprises more than 300 individual programs and is projected to contribute savings of Euro 500 million ($440 million) per year starting in 2004. Furthermore, in 2001 Degussa embarked on a wide ranging disposal program of its non-specialty chemicals operations. By the end of March 2002 more than 80% of the targeted divestitures had been completed. Businesses still up for sale include Degussa Bank, SKW Metallurgie, a producer of metallurgical and chemical products, and Oxxynova, a producer of dimethyl therephthalate ("DMT"), a key feedstock in the production of polyesters.

          The cyclicality of the specialty chemicals business also makes a three year divestiture period unlikely to result in a sale of E.ON's chemicals business for full value. Market conditions must be such that they will be conducive to a sale of the business at a fair price. A sale of E.ON's Degussa shares to the market in a secondary placement is difficult to achieve under current market conditions due to the mere size of the transaction. Chemical industry cycles normally last between three to five years, and this cycle is unstable and hard to predict. It therefore would be prejudicial to E.ON and the other Degussa shareholders (who continue to own about 36 percent of the recently merged company) to require that divestiture be completed within three years of E.ON becoming a registered holding company.

          Cyclicality in the chemicals business is driven by several factors. Some chemical manufacturing processes are efficient only on a large scale and the profitability associated with production of such chemicals follows a boom and bust cycle as undercapacity leads to higher prices which attracts additional capacity investment leading to increased or over-production and lower prices. General economic cycles also influence demand for chemicals used in the production of manufactured goods. The industry is currently in a downturn. German chemical industry output fell 2.2% in 2001 and fourth quarter output fell 4.7% compared with the corresponding quarter in 2000./53 Cyclicality in the stock markets also affects E.ON's ability to market its Degussa shares. In a down market there are fewer buyers available because they have a decreased ability or willingness to use their devalued stock as consideration in a transaction rather than cash. In addition, due to the 1935 Act's diversification restrictions, E.ON's inability

----------------
     51 To further strengthen its specialty chemicals business, Degussa recently acquired LaPorte plc, a U.K. fine chemicals specialist.

     52 Chemweek, April 4, 2001, p. 23.

     53 Chemweek.com, German, French Chemical Production Decline, March 27,
2002.

to acquire the stock of a chemical company acquiror in exchange for the sale of Degussa limits the pool of bidders to cash purchasers. Providing sufficient flexibility to time and structure the transaction around industry cycles and market conditions is, therefore, necessary.

          A five-year divestiture period is also necessary because E.ON could well face substantial delays before it can close a transaction to sell its chemicals business. Relatively few companies compete in the global chemicals markets, and as to many potential buyers there may be questions regarding the resulting levels of concentration with respect to certain chemicals or processes in certain geographic areas. The inherent complexity of much of the chemicals business, the production processes involved and related intellectual property concerns could mean that a substantial period of time would be required to work through any such concerns with antitrust authorities and craft solutions that will permit the sale to be completed.

          E.ON cannot, of course, at this stage predict whether or to what extent such issues will arise, nor how difficult and time-consuming it will prove to resolve them. However, it is clear that E.ON must anticipate the possibility of such delays occurring even after it is possible to reach agreement to sell the business on terms that will permit E.ON to recover the value of its investment "in an orderly fashion, consistent with market conditions and the financial interests" of its shareholders./54

          In this regard, E.ON notes that the merger of Dow Chemical and Union Carbide -- which was announced on August 4, 1999 -- did not receive clearance from the Federal Trade Commission under the Hart-Scott-Rodino process until February 2001. In other words, antitrust review of that major chemicals transaction took approximately eighteen months. While E.ON certainly hopes and expects that any HSR review of the sale of its chemicals business can be completed within a shorter time, the Dow/Carbide experience clearly underscores the appropriateness of allowing a longer period for the divestiture of a large chemicals business.

                    b.   Viterra

          For the reasons set forth below, E.ON also requires five years to dispose of Viterra. In addition, during the divestiture period, Viterra requires the ability to refocus its business consistent with current business plans, which necessarily involve an increase in its commercial properties and an upgrading of its residential holdings. These actions are appropriate and necessary for E.ON to preserve the value of its investment in Viterra and to place the business in a more saleable form so that E.ON and its shareholders can receive a fair price for it. If the five-year refocusing process and the possibility of further investment in Viterra were not permitted, it would be extremely difficult for E.ON to market Viterra to potential purchasers as an independently viable real estate business with reasonable growth prospects. Thus, in the absence of the requested relief, the realizable value of Viterra to E.ON would be significantly depressed.

          The special considerations relevant to Viterra stem from (i) its unique history, (ii) its unique tax characteristics and (iii) the lack of ready buyers for a company of Viterra's current size, nature and tax characteristics. Viterra's historical role as a provider of low-income

----------------
     54 See HSBC Holdings, SEC No-Action Letter (Mar. 15, 2000).

housing has shaped the company. Viterra's business consists primarily of housing. It owns about 164,500 housing units, including approximately 36,000 housing units of Deutschbau, in which Viterra owns a 50% shareholding; on the other hand, it owns only about 100 commercial units.

          E.ON's real estate activities originated in the 1930s in order to provide subsidized housing primarily in the Ruhr area for workers in the coal and steel industries. As a result of its historical origins, approximately 100,000 of Viterra's housing units (including those held by Deutschbau) were more than 40 years old at the end of 2001. The majority of the housing units are located in North Rhine-Westphalia. As of October 1, 2001, Viterra acquired another 44.99 percent of Wohnbau Rhein-Main AG, which owns approximately 13,500 housing units. As of January 1, 2002, Viterra purchased a 86.3% shareholding in Frankfurter Siedlungsgesellschaft GmbH, which has approximately 10,000 housing units. The remaining shares are held by the city of Frankfurt. The activities of both companies are concentrated around the Rhine-Main and Bonn regions, thus diversifying further Viterra's portfolio.

          Viterra's business was highly regulated until 1990 because it provided publicly subsidized housing. In the past, the majority of Viterra's housing was built with low interest rate public financing and with low interest rate financing from third parties in exchange for perpetual tenancy rights (Belegungsrechte). As a result, approximately 45% of Viterra's housing units are subject to a wide variety of rent controls, some governmental and some contractually imposed by third parties with perpetual tenancy rights. Although some of these rent controls expire over time, their existence and the geographical concentration of the housing units impose practical restrictions on the ability of Viterra to dispose of substantial quantities of housing units on reasonable terms.

          E.ON doubts that the business as presently constituted can be sold at a fair price to E.ON or its shareholders. For this reason, E.ON is already engaged in a process to restructure Viterra to put it in a more saleable form. It intends to accomplish this by refocusing Viterra's activities away from the low-income housing market. This process has three main objectives. First, Viterra is selling low-income housing units and reinvesting a portion of those proceeds in upgraded residential units, particularly in more affluent areas of Germany. Viterra increased the number of housing units sold from approximately 4,500 units in 2000 to approximately 6,700 units in 2001. The five-year divestiture period provides the opportunity to continue the portfolio transformation to include fewer rent controlled units and more geographically dispersed holdings.

          Second, Viterra is expanding the commercial side of its business. E.ON currently believes that, notwithstanding the quality of Viterra's housing portfolio, Viterra does not appear readily saleable absent an expansion of its commercial real estate holdings. Third, Viterra's management is in the process of developing the skills required to compete in a free market economy, while shedding the regulatory mindset that prevailed in the company during the time it operated in the highly regulated low-income housing environment. This process requires the management to move from administration to active management of Viterra's portfolio and from a focus on regulatory compliance to an emphasis on value optimization and investor returns.

          E.ON believes that these three changes will gradually transform the business into a far more attractive asset, allowing Viterra to be sold at a much higher -- and, given E.ON's investment in the business, a far fairer -- price than Viterra could command in the near future. E.ON anticipates that Viterra will be in substantially better shape to sell in five years than it will be in three years, since it has much to accomplish with respect to restructuring the business and transforming its management. To support the restructuring E.ON needs authorization to continue to invest in Viterra as necessary pending the divestiture, although any expansion of Viterra would first be financed with Viterra's available funds.

          The relative size of Viterra also makes it exceedingly difficult -- if not impossible -- to sell the business at a fair price within a three-year time frame, although E.ON will continue to seek the earliest opportunity to divest Viterra, consistent with the preservation of shareholder value. Viterra's revenues in 2001 were Euro 1.3 billion ($1.1 bn). It is the largest privately owned real estate company in Germany. The sheer size of the business significantly reduces the number of potential buyers. Indeed, E.ON believes that the number of potential buyers may be limited to only a few international insurance groups or financial investors.

          The universe of potential buyers also is affected by tax/dividend situation confronting Viterra. Due to differences in valuation under applicable German GAAP and tax law as a result of Viterra's history as a non-taxable corporation until January 1, 1990, Viterra currently records losses for tax purposes and is projected to begin to show only a very low taxable income within the next couple of years. However, if it were to pay dividends during the next 15 years to the owner of its common stock, whether that be E.ON or a new third party, they would be taxed at a tax rate of about 43% of the dividend, despite Viterra's negative or very low taxable income. If, on the other hand, Viterra does not pay dividends, its untaxed reserves would stay in its balance sheet. Then, at the end of 15 years, it could pay those reserves out as dividends without incurring any tax on the dividend payments. E.ON believes that this unusual tax situation will further reduce the number of potential buyers.

          In seeking a five-year divestiture period for Viterra and the ability, for itself and for Viterra, to invest funds in Viterra and to continue the refocusing of that business, E.ON seeks merely the ability to conclude a business process that has already begun -- a process designed to make Viterra more attractive to a larger universe of ready buyers.

                    c.   RAG

          E.ON seeks to retain its ownership interest in RAG after becoming a registered holding company and seeks an order of the Commission under Section 2(a)(8) of the Act declaring RAG not to be a subsidiary company of E.ON under the Act. The unique nature of E.ON's ownership interest in RAG and the unique nature of RAG itself justify its retention as a non-subsidiary interest.

          RAG is unique and distinguishable from other entities in Germany and under German law. RAG, which was created as a single coal mining company in the Ruhr region of Germany, was created as a direct and immediate result of the coal mining disaster in Germany in the mid 1950s. At that time, the decrease in demand for coal as fuel (caused mainly by the steady rise in oil consumption) led to a heavy growth of coal stockpiles. The private and publicly owned coal mining companies at the time attempted to economize by reducing workweeks and otherwise slowing down production with the result that the entire region suffered an economic depression; coal mining work forces and overall salaries were reduced which produced macro-economic effects for the entire region.

          In response to this situation, the public domain and especially the miners union, IG Bergbau und Energie, demanded the creation of a single coal mining company for the region in 1958 subject to the strong influence of state regulation. The creation of RAG was, in some ways, inevitable in the face of mounting labor unrest and serious economic problems in the region. After lengthy negotiations, an agreement in principle (the Grundvertrag) was signed in 1969. This agreement formed and still forms today the basis of the existence and business activities for RAG. The parent companies of RAG at the time, including VEBA which was the predecessor to E.ON, undertook to provide RAG with share capital, made by contribution agreements (Einbringungsvertrage), according to which they transferred their own mining activities into RAG and in consideration for which they received shareholdings in RAG. The members of the workforce had to be kept on and could not be dismissed. A provision of the Grundvertrag states that "profit is not the principal aim of RAG".

          Unfortunately, the value of these initial contributions was negative. For RAG to continue in operation, heavy subsidies from the state had to be granted which continue to be granted today. In 2001, the annual amount of state subsidies to RAG was approximately DM 8 billion ($3.6 billion). The overall amount of all state subsidies prior to that time was above DM 100 billion ($45.5 billion).

          As part of the initial agreements and arrangements forming RAG and in consideration for the many subsidies that were to be paid to RAG, the state was to play a continuing role in managing the business direction of RAG. To that end, the state implemented various instruments to control the business of RAG. In the so-called coal compromise of 1997, it was agreed between RAG and the state authorities that state subsidies would decrease to an annual amount of DM
5.3 billion ($2.4 billion) in 2005. At this time all state subsidies would cease unless a new arrangement is agreed. Such a new compromise would have to be negotiated and approved not only by the German federal authorities but also by the European Commission and the European Council of Ministers, i.e. by all governments of the European Union. Furthermore, the parties in interest agreed that no more than a fixed amount of mining volume (32 million tons) would be mined until 2005. The consequence of this arrangement is that after 2005 all remaining coal mining capacity will be shut down unless a new compromise arrangement is reached and approved by the requisite authorities. A third important part of the coal compromise was that deficits from the coal mining activities of RAG would be partly compensated through its non-coal mining business (the so-called white area). RAG's interest in certain businesses such as Rutgers AG (chemicals), RAG Coal International (coal mining in foreign countries, mining technology), STEAG AG (independent power production) and RAG Immobilien (real estate in the Ruhr area) are all in the white area.

          The coal compromise of 1997 states, that the white area is obligated to contribute Euro 100 million ($89 million) annually to the repayment or diminution of subsidies commencing in 2001 and lasting until 2005. According to the statutes of RAG the business activities are clearly defined to be coal mining and the described activities of the white area. Any other activity of the management board of RAG would be either illegal or need prior approval by the state and the Supervisory Board of RAG. Furthermore the coal compromise does not allow for RAG to pay any dividends as long as RAG receives state subsidies.

          In order to ensure that these agreements and arrangements are adhered to, the German Government through its Ministry of Economic Affairs and the Government of North Rhine-Westphalia has the power to review and approve all related business transactions of RAG which could in any way influence the coal compromise of 1997 by means of a special approval committee called Interministerieller Ausschu(beta) (Committee of Ministerial Inter-Relationship). This committee has the power to approve all transactions above a threshold of 10 million Euros or which generally affect the relationship between RAG and its participation in the white area and is further tasked with securing the flow of agreed compensations from the white area to the black area as mentioned above. The Government also has the ability to control the timing and amount of any dividends to shareholders, although through today no dividend ever has been declared by RAG. For example any sale of RAG subsidiaries, such as a sale of RAG's interest in Ruhrgas must be approved by the committee. Additionally, the state is represented strongly on the Supervisory Board of RAG: amongst the Supervisory Board representatives of the shareholders (as opposed to Supervisory Board representatives of the employees) there are 4 state representatives, whereas E.ON only has 3, its competitor RWE has 2 and ThyssenKrupp also has 2 representatives./55

          As the above discussion demonstrates, E.ON is not in a position to control or exert a controlling influence over RAG or the business activities in which RAG engages nor may E.ON simply walk away from or divest its interest in RAG. At the same time, RAG is looking for means to increase the contributions made to RAG by the white area and to become more like a "normal" commercial enterprise by the year 2005 when the state subsidies will cease. By looking and behaving more like a "normal" commercial enterprise it is hoped that RAG would be in a position to attract private capital and eventually to develop a public market for its shares. This in turn would enable RAG's existing shareholders to liquidate their interests in RAG.

          While the companies that contributed assets into RAG received shares in the company, those shares do not have the economic benefits normally associated with equity ownership. RAG has been effectively forbidden to pay dividends to its shareholders largely as a result of the government subsidies that RAG has received over the years. Thus, although E.ON holds a 39.2% direct and indirect interest in RAG, E.ON does not receive cash distributions from RAG./56

          While RAG's shares give their owners no economic benefits, they also impose no ongoing burdens or risks. Indeed, the ability to cut off the liabilities associated with money-losing coal operations in-part motivated RAG's shareowners to contribute mining and mining-related assets into RAG in the first place. RAG's shareholders - including E.ON - have no obligations to make any further capital contributions, or otherwise contribute any funds into RAG. Except as discussed below in connection with the guarantee in support of the Degussa-

----------------
     55 See infra, note 58.

     56 RAG is accounted for on E.ON's books under the equity method and was valued at Euro 184 million ($162 million) as of December 31, 2001. The investment was initially made by Hibernia in 1968, the year RAG was formed, for Euro 454,129 ($399,634).

RAG transaction, E.ON commits that it will not make additional investments in RAG unless authorized by the Commission.

          While E.ON owns some 39.2% of the shares, under RAG's corporate governance arrangements that does not and cannot give it power to control the company. E.ON is represented only on the Supervisory Board and not on the Management Board of RAG. The powers and duties of Supervisory Board members are narrowly limited by German corporate law. Importantly, Supervisory Board members have no say in the day-to-day management and operations of the company and cannot compel the Management Board members, who direct and manage the company, to follow their instructions.

          E.ON has only three out of 21 seats on the RAG Supervisory Board, and thus has no approval or veto power with respect to the limited issues on which the Supervisory Board votes./57 Further, E.ON's 39.2% ownership interest is offset by a comparable 30.2% interest held by RWE AG, a large German utility and a direct competitor of E.ON. Indeed, only six entities, including E.ON, own all of RAG's outstanding voting stock./58

          Most importantly, however, the substantial participation of the German government in the formation and ongoing operation of RAG through four seats on the Supervisory Board held by politicians and its ability to block transactions through the power of the Committee of Ministerial Inter-Relationship show that RAG is principally an instrument of the state that has been and continues to be used to implement a state policy of gradually transitioning Germany's coal miners to other employment.

          As the foregoing demonstrates, there is little economic benefit associated with E.ON's RAG interest and E.ON's role is passive, limited to participation on the RAG Supervisory Board. It is appropriate to characterize the RAG interest as a social obligation rather than an investment. As such, E.ON's continued ownership of RAG is necessary and publicly expected. Given the central role RAG has played in the social compact for handling employment and other issues in the post-war German coal mining industry, a sale would be incompatible with E.ON's social obligations. In addition, RAG shares cannot be sold without the approval of the owners of 75% of its shares./59 Lastly, RAG's owners are economically precluded from divesting

----------------
     57 Eight of the seats on the Supervisory Board are held by employee representatives, nine are held by shareholders, including 3 held by E.ON, and four seats are held by politicians.

     58 RAG's shareholder structure is as follows:

     E.ON AG - 37.10% plus 2.1% indirect participation through
     Montan-Verwaltungsgesellschaft mbH,

     BGE Beteiligungsgesellschaft fur Energieunternehmen mbH - 21.95% (a 100% subsidiary of RWE AG),

     Societe Nouvelle Sidechar, Paris - 8.25% (a 100% subsidiary of RWE AG),

     ThyssenKrupp Stahl AG - 12.69%,

     Montan-Verwaltungsgesellschaft mbH - 10% (79% held by ThyssenKrupp Stahl AG and 21% held by E.ON)

     Verwaltungsgesellschaft Ruhrkole Beteiligung mbH - 10% (35% held by the RAG group, 65% held by ARBED S.A.).

     59 RAG Articles of Association, Section 5.

their shares by the absence of any market for the shares, due to RAG's inability to distribute profits to its owners.

          RAG's businesses are consistent with its heritage and social purpose. They are also largely energy-related. Consequently, allowing retention of the RAG investment would not frustrate the policies of the Act. At the time E.ON acquired its interest in RAG, RAG's activities consisted exclusively of coal operations and related activities, and RAG continues to engage largely in such activities. While RAG has acquired other businesses since its formation by the German government those businesses grew out of RAG's coal and related activities.60 Accordingly, RAG is akin to energy-related companies that the Commission has allowed registered holding companies to retain under Rule 58 (in particular, subsections (b)(1)(ix) and (b)(1)(x) of that rule).

          As of December 31, 2001, RAG was engaged in the following businesses in the proportion indicated, based on total revenues of Euro 15.3 billion ($13.5 billion).

----------------
     60 STEAG AG, which was founded as
Steinkohle-Elektrizitat-Aktiengesellschaft, is principally involved in constructing, owning and operating power plants. Rutgers began as a coal-tar and coal-tar derivatives business and is now a chemical and plastics company. RAG Saarberg AG, which originally held Saarland coal mines, operates power plants, provides heating and water service, distributes mineral oil, manufactures rubber products and provides coal mining technical services and environmental services. RAG Immobilien handles RAG's real estate holdings, which are principally used for operations and (both historically and today) employee housing. In addition, RAG has "service companies" that provide training, data processing services and insurance. RAG also owns 18% of Ruhrgas, a German gas utility company. STEAG and Ruttgers have U.S. operations in the manufacturing and plastics industries, but neither holds any U.S. utility interests. In addition, RAG's coal operations have expanded geographically. While RAG produces coal principally in Germany, it now also has substantial working mines in the U.S. and Australia.

                       Business Type                     Percentage of Revenues
               Coal/61                                                   63.3%
               Chemicals / plastics / rubber                             20.1%
               Power generation                                           8.5%
               Real estate                                                4.7%
               Environmental services                                     2.6%
               Other                                                      0.8%
               Total                                                      100%


          At the time RAG was formed and E.ON effectively became locked in as a shareholder, RAG's operations were focused solely on coal mining and other coal-related activities. Then and now, as a passive minority shareholder, E.ON could not control the activities of RAG. It is clear, however, that sensible diversification was part of RAG's social role as a quasi-public organization. The changing economics of fuel supply had adversely affected the economics of domestic coal production in Germany, with the result of serious social dislocation.

          To mitigate these dislocations, the German government subsidizes RAG to support the process of structural change in the coal mining regions. For example, RAG Bildung is a RAG entity that provides pre-vocational training, apprenticeship opportunities, occupational retraining, job training and career counseling. It employs 950 trainers at 40 training centers and administers approximately 2,000 on-the-job training positions that are financed by grants from state and federal governments. From 1958 to the end of 1990, during which time the number of employees in the German coal mining industry dropped from 607,000 to 130,000, not one miner was discharged via the unemployment office. Any profits made by RAG businesses other than German mining will, for the foreseeable future, be used to reduce government subsidization.

          E.ON also should be permitted to retain its interest in RAG because that interest is analogous to so-called "good citizen" investments, which the Commission has approved under Section 9(c)(3) and Rule 40(a)(5). See, e.g., WPL Holdings, Holding Co. Act Release No. 26856 (Apt. 14, 1998) (permitting retention of 54.55% interest in a company organized to

----------------
     61 RAG owns, indirectly through a subsidiary, RAG Coal International AG, certain coal mines in the Appalachian, midwestern and mountain west regions of the U.S. that supply certain U.S. electric generating units. Additional detail about RAG's U.S. coal operations is included in the Applicants' FERC application included as Exhibit C-5 hereto. In particular, Exhibit B and the testimony of Dr. William Hieronymous included in the FERC application demonstrate the lack of any significant effect on competition of these coal operations in the relevant U.S. markets.

promote local economic development); Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000) (allowing retention of interest in local development company); Georgia Power Co., Holding Co. Act Release No. 25949 (Dec. 15, 1993) (allowing investment in limited partnership formed to provide venture capital to high-technology companies); Hope Gas, Inc., Holding Co. Act Release No. 25739 (Jan. 26, 1993) (allowing investment in venture capital partnership designed to provide venture capital to local businesses); The Potomac Edison Co., Holding Co. Act Release No. 25312 (May 14, 1991) (permitting investment in for-profit, economic development corporation created to stimulate and promote growth and retain jobs); Consol. Natural Gas Co., Holding Company Act Release No. 23799 (Aug. 20, 1985) (authorizing registered holding company to acquire a partnership interest in a nonprofit partnership to encourage and finance local high risk entrepreneurial ventures); The Connecticut Light & Power Co., Holding Company Act Release No. 17136 (May 20, 1971) (authorizing acquisition of long-term notes of nonprofit development corporation.); 17 C.F.R.ss. 250.40(a)(5) (allowing investments in securities of certain "local enterprises" which promote industry and development in the service territory of the registered holding company system).

          Because RAG is not controlled by E.ON and it is not necessary or appropriate in the public interest or for the protection of investors or consumers that RAG be subject to the obligations, duties and liabilities imposed under the Act upon subsidiary companies of holding companies, the Commission should find under Section 2(a)(8) of the Act that RAG is not a subsidiary of E.ON. Under Section 2(a)(8)(B), the Commission, upon application, shall by order declare that a company is not a subsidiary company of a specified holding company under clause (A) if the Commission finds that:

          (i) the applicant is not controlled, directly or indirectly, by such holding company (either alone or pursuant to an arrangement or understanding with one or more other persons) either through one or more intermediary persons or by any means or devise whatsoever,

          (ii) the applicant is not an intermediary company through which such control of another company is exercised, and

          (iii) the management or policies of the applicant are not subject to a controlling influence, directly or indirectly, by such holding company (either alone or pursuant to an arrangement or understanding with one or more other persons) so as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that the applicant be subject to the obligations, duties and liabilities imposed in this title upon subsidiary companies of holding companies.

          In response to the first criterion, as demonstrated above, RAG is not controlled directly or indirectly by E.ON. E.ON's Supervisory Board seats do not give it control because the powers of the Supervisory Board are narrowly limited under German law and also because other RAG shareholders and the German government have a significant presence on the Supervisory Board. In prior orders, the Commission has found companies not to be subsidiaries of holding companies despite the holding company's ownership of more than ten percent of the other company's voting securities. In these cases, a significant factor in the Commission's decision was the existence of another holder of voting securities to prevent the holding company from exercising a controlling influence./62

          Similarly, E.ON is prevented from exercising a controlling influence over RAG because all RAG's other shareholders are all substantial German corporations that can be expected to guard their interests on RAG's Supervisory Board. As described in footnote 58 above, E.ON holds an aggregate RAG interest of 39.2%. RWE AG, an E.ON competitor, holds an aggregate interest of approximately 30%, ThyssenKrup Stahl AG holds an aggregate interest of approximately 20.6%, and ARBED S.A. controls a 10% RAG interest through its 65% interest in Verwaltungsgesellschaft Ruhrkole Beteiligung mbH. Therefore, E.ON's interest does not provide a controlling influence because the other shareholders have significant blocks. In contrast, it would be reasonable to infer a controlling influence if E.ON's RAG interest was the only significant concentration of shares and the other RAG shares were widely distributed. The influence of the German government through four seats on the Supervisory Board and the power of the Committee of Ministerial Inter-Relationship only add to the force of this argument.

          The Commission has recognized the role of other significant shareholders as one factor in favor of a determination that a holding company does not exercise a controlling influence in relation to a subsidiary./63 In prior orders, the Commission also identified the ability to prevent the convening of a quorum and the appointment to the subsidiary's board of persons with concurrent or prior relationships to the holding company as factors that may contribute to a finding that a holding company does exercise a controlling influence./64 E.ON does not own sufficient shares to prevent the formation of a quorum. In addition, although E.ON has appointees on RAG's Supervisory Board no current or former E.ON employees or board members are on RAG's Management Board. These factors support the conclusion that E.ON does not exercise a controlling influence. E.ON also does not control RAG pursuant to an arrangement or understanding with one or more other persons. Accordingly, for all these reasons, it is appropriate to find that E.ON meets the first requirement of
Section 2(a)(8)(B) and does not exert a controlling influence over RAG.

          In response to the second and third criteria, RAG is not an intermediary company through which E.ON exercises control of other companies./65 Lastly, because RAG is not a

----------------
     62 See e.g., BeeBee Island Corporation, Holding Co. Act Release No. 2239 (Aug. 14, 1940) (finding that a company in which the holding company held 22.19% of the voting securities was not a subsidiary); Canton Electric Light and Power Co., Holding Co. Act Release No. 3799 (Sept. 15, 2942) (finding that a company in which the holding company held 34.64% of the voting securities was not a subsidiary). The Commission has reaffirmed in a more recent case the BeeBee Island Corporation methodology in an application under Section 2(a)(7). See Filtration Sciences Corporation, Holding Co. Act Release No. 24933 (Aug. 3,
1989).

     63 See Panhandle Eastern Pipe Line Co., Holding Co. Act Release No. 2778 (May 27, 1941).

     64 See Koppers United Co., Holding Co. Act Release No. 3812 (Sept. 29,
1942); Pacific Gas and Electric Co., Holding Co. Act Release No. 2988 (Sept. 11,
1941).

     65 E.ON does hold 18% of Ruhrgas through its interest in RAG. If E.ON's pending acquisition of Ruhrgas is approved, E.ON would acquire a controlling interest in Ruhrgas through the acquisition of Gelsenberg from BP. E.ON would certify Gelesenberg as a FUCO when it acquired control. The regulation of controlling interests in public utility companies, not FUCOs, is the principal regulatory purpose of defining a company as a subsidiary under Section 2(a)(8) of the Act. Consequently, any indirect control of Ruhrgas through RAG should be irrelevant for purposes of the analysis under Section 2(a)(8).

public utility company or a company that controls public utility companies in the U.S.,/66 even if the Commission found that E.ON's insignificant representation on the Supervisory Board gave it a minor role in the management or direction of RAG, this role does not rise to the level that it would be necessary or appropriate in the public interest or for the protection of investors or consumers for the Commission to subject RAG to the obligations, duties and liabilities imposed under the Act upon subsidiary companies of holding companies.

          It is consistent with the purposes of the Act to find that RAG is not a subsidiary of E.ON. For example, the exemption that E.ON seeks with respect to RAG is very similar to the exemptions granted to many companies under Rule 16. Rule 16 exempts from subsidiary status certain companies engaged in the exploration, transportation or delivery of natural or synthetic gas, provided that a registered holding company does not own more than a 50% voting interest in such companies. In the release announcing the final rule, the Commission explained that the impetus behind the rule was to remove impediments to registered holding companies and unregulated companies jointly developing meritorious projects such as those promoting the development of a synthetic fuels industry in the U.S. as envisaged by the Energy Security Act of 1980./67 Although RAG is not a creation of US energy policy, its role in German energy and economic policy is similar. RAG is a quasi-governmental organization created by the German government and the participants in the coal industry in response to disruptive market changes. Their objective was to find a socially acceptable manner of protecting or reducing the number of workers employed in the coal industry. While a goal of the German rather than the U.S. government, RAG is nevertheless a government-endorsed project requiring the participation of industry, including E.ON. Accordingly, in the absence of countervailing reasons why such a continued interest would be detrimental to the interests of investors, consumers and the public, it is consistent with the Act to find that RAG is not a subsidiary of E.ON.

          As noted above, E.ON has proposed to divest its interest in Degussa within five years of the date of the completion of the Acquisition and the registration of E.ON as a holding company under the Act. On May 20, 2002, E.ON and RAG entered into an agreement to exchange part of E.ON's Degussa interest for RAG's interest in Ruhrgas (the "Transaction"). The objective of the Transaction would be for RAG to acquire a majority, 50.1%, of Degussa's outstanding shares and for E.ON to acquire an additional 18.5% stake in Ruhrgas, shares which are presently owned by RAG. Such a Transaction would enable E.ON to reduce its holdings in Degussa almost immediately while at the same time providing RAG with a significant interest in a white area business with substantial revenues. E.ON and RAG have structured the Transaction as follows:

1. RAG would commence a tender offer for all of the outstanding shares of Degussa (E.ON holds 64.55% of Degussa's shares; the balance is publicly traded) subject to a minimum condition that at least 30% of Degussa's shares are tendered in response to such offer.

2. E.ON and RAG would simultaneously enter in an agreement whereby both parties agree to hold equal stakes in Degussa as a result of the public tender offer and thereby E.ON would

----------------
     66 RAG's subsidiary STEAG owns and operates power plants in Germany's Ruhr area and Saarland, in addition to one power plant in Columbia.

     67 Holding Co. Act Release No. 21797 (Nov. 19, 1980).

     guarantee that RAG would have at least as many shares in Degussa as are retained by E.ON. (For example, if RAG acquires public traded shares of Degussa constituting 20% of the shares of Degussa as a result of the tender offer then E.ON would deliver shares of Degussa equal to 22.25% to RAG such that each of E.ON and RAG would hold 42.25% of the outstanding shares of Degussa. Or, if RAG acquires publicly traded shares of Degussa constituting 30% of the shares of Degussa as a result of the tender offer, then E.ON would deliver shares of Degussa equal to 17.25% to RAG such that each of E.ON and RAG would hold 47.25% of the outstanding shares of Degussa).

3. In a second step E.ON would transfer as many Degussa shares to RAG as are necessary for RAG to acquire a majority, 50.1 %, of Degussa's outstanding shares.

4. In consideration for the shares of Degussa that RAG receives from E.ON, RAG would deliver to E.ON the 18.5% of the shares of Ruhrgas that RAG presently owns. These Ruhrgas shares are part of the historic investment portfolio of RAG and were acquired when Ruhrgas was a company active purely in the exploitation of coking coal (gasification of coal). As one of the major suppliers of coking coal for this business RAG held shares in Ruhrgas.

          RAG will finance the acquisition of Degussa shares under the tender offer through a loan of up to Euro 2 billion granted by a consortium of several banks headed by Deutsche Bank and Morgan Stanley. The loan will enable RAG to finance the purchase of those parts of the Degussa shares which can not be paid by the transfer of RAG's 18.5% stake in Ruhrgas. The loan would mature on December 31, 2004 and bear interest at EURIBOR +60 basis points (up to 85 basis points depending on E.ON's credit rating). The current EURIBOR rate is 3.395%.

          The loan would be secured in the following manner:

          A. All Degussa shares RAG acquires by means of the loan would be transferred as security to the banks. E.ON will execute a put option in favor of the banks to purchase as much of the secured shares from the banks on maturity as necessary to cover outstanding loan repayments by RAG. The put option would not be triggered until the banks first were unsuccessful in selling the secured shares to third parties.

          B. RAG would establish a depositary cash account with the creditor banks to bridge any gap in value for the Degussa shares arising from a possible fall in the market value of Degussa shares in the future. The account would be established with an initial up-front payment of Euro 150 million to be made by RAG. Further payments would be calculated on a monthly basis taking into account the actual price of Degussa shares and may be made RAG either in cash or with a pledge of additional Degussa shares.

          C. In case the above mentioned security measures are insufficient to cover any outstanding repayment obligation of RAG at maturity E.ON will provide a subordinated guarantee to the banks for payment of any then outstanding amounts. Given the collateral to be provided and the strong value of Degussa shares it is economically highly unlikely that the E.ON guarantee will ever be called upon.

          The final maturity of the bank loan, December 31, 2004, would be approximately two and one-half years prior to the date by which E.ON has committed to divest its interest in

Degussa. The loan and E.ON's guarantee are intended to provide RAG with the financial ability to acquire the Degussa shares in the tender offer and also to equalize the values of the Degussa and Ruhrgas shares (the Degussa shares are more valuable than the Ruhrgas shares). It is expected that RAG will be in a position to repay the bank loan from the from funds RAG gains from the divestiture of certain non-core assets, such as RAG's participation in STEAG.

          The Transaction furthers E.ON's commitment to divest Degussa and enables RAG to expand its activities in the white area. This expansion facilitates RAG's transition to a "normal" commercial enterprise that can attract private capital in a public market for its shares. This would, in turn, set the stage for a time when RAG's existing shareholders, including E.ON, could liquidate their interests in RAG. Accordingly, E.ON requests that the Commission authorize E.ON to issue the guarantee in connection with the Transaction.

          In an effort to further mitigate any concern that the Commission may have over E.ON's ownership interest in RAG, E.ON will undertake to advise the Commission annually in its report on Form U5S of any changes in the current attributes of its ownership interest in RAG (e.g., inability to receive dividends). In addition, other than as described above, E.ON commits to not increase, directly or indirectly, its investment in RAG without the prior approval of the SEC.

          2.   Powergen's Nonutility Businesses

          The nonutility businesses of Powergen and the LG&E Energy Group are retainable under the Powergen Order.68 The business of each of these subsidiaries and the basis for their retention was set forth in detail in Exhibit F-1.2 and Exhibit F-2.2 to File No 70-9671. Attached as Exhibit G-2 is a list of the non-utility subsidiaries of Powergen and the basis of their retention as approved in the Powergen Order, and a list of the non-utility subsidiaries of Powergen that commenced operations after the Powergen Order and the basis of their retention.

          In the event that the Applicants seek to reactivate any inactive company after completion of the Acquisition, the Applicants will file a post-effective amendment seeking authority to engage in the proposed activities if such authorization is required under the Act.

     H.   EWG/FUCO-Related Financings/69

                  In the Financing Application Applicants seek authorization (i) to retain existing investments in foreign utility and energy-related businesses;
(ii) to invest the proceeds from divestitures (including any completed divestitures as well as future divestitures), which may total approximately $35 billion, in EWG and FUCO activities without including those investments in

----------------
     68 In the Powergen Order the Commission reserved jurisdiction over the retention pursuant to Section 11(b)(1) of the Act of the following companies:
CRC-Evans International, Inc.; CRC-Evans Pipeline International, Inc.; CRC-Key, Inc.; CRC-Evans B.V.; CRC-Evans Canada Ltd.; PIH Holdings Ltd.; and Pipeline Induction Head Ltd. The Applicants will take appropriate steps to divest these companies within three years after the date of the order in that proceeding.

     69 For purposes of this analysis, FUCOs is deemed to include all foreign businesses which qualify for FUCO-status, but for the fact that the appropriate notice has not yet been provided to the Commission. E.ON intends to provide all such notices to the Commission at the time of the consummation of the Acquisition.


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


E.ON's Aggregate EWG/FUCO Financing Limitation (as defined below);/70 and (iii) to enter into transactions to finance additional investments in EWGs and FUCOs in an amount up to $25 billion, which is approximately equal to 200% of E.ON's consolidated retained earnings as of December 31, 2001, on a pro forma basis reflecting the Acquisition, determined in accordance with U.S. GAAP./71 The authorization requested in (ii), above, would also include the flexibility for E.ON to issue and sell securities to finance EWG and FUCO investments pending the receipt of divestiture proceeds ("Bridge Loans"), provided that upon the receipt of such proceeds the Bridge Loans or securities with an equivalent principal amount are retired, redeemed or otherwise paid down such that the aggregate EWG and FUCO investment under the authorization requested in (ii) does not exceed the cash proceeds from divestitures.72 The $35 billion Bridge Loan authorization plus the $25 billion additional investment amount referred to in
(iii) above, are in the aggregate referred to as the "Aggregate EWG/FUCO Financing Limitation".

          The Financing Application contains a complete discussion of E.ON's compliance with Rule 53 under the Act with respect to E.ON's proposed EWG and FUCO investments, an analysis of the effect of such investments on E.ON's key financial ratios, and a description of E.ON's review process for new investments. The Financing Application also explains that the proposed investments would not have an adverse effect on the Utility Subsidiaries. In addition, an analysis of E.ON's compliance under Rule 54 is also provided. E.ON incorporates the EWG and FUCO investment discussion in the Financing Application herein by reference.

----------------
     70 Although the proceeds of divestitures may be invested in EWGs and FUCOs they would not be limited to such uses and could be used to finance the activities of the E.ON Group generally, as authorized or permitted under the Act.

     71 E.ON's pro forma consolidated retained earnings amounted to $13.8 billion (excluding accumulated other comprehensive income ("OCI")) as of December 31, 2000. As of September 30, 2001 E.ON's pro forma consolidated retained earnings, including OCI, would be $12.5 billion. OCI as of December 31, 2000 was $813 million. Until 2002, E.ON did not calculate OCI on a quarterly basis and, consequently, a consolidated retained earnings figure as of September 30, 2001 is unavailable. Dividends of approximately $888 million paid in May 2001 and a loss on the disposition of MEMC of approximately $755 million contributed to the reduction in retained earnings through September 30, 2001. E.ON's pro forma consolidated retained earnings as of December 31, 2001 amounted to $10.5 billion.

     72 The amount of Bridge Loan authorization requested would be automatically reduced by the fair market value of any TBD Subsidiary that E.ON exchanges for non-cash consideration. Bridge Loans could be any combination of securities that E.ON is authorized to issue under the Act. The issuance of such securities would be subject to all the restrictions and commitments applicable to securities issuances by E.ON including E.ON's commitment to maintain a minimum equity capitalization ratio and E.ON's commitment to maintain an investment grade credit rating. In addition, E.ON has committed that prior to issuing debt, preferred securities or equity, E.ON will evaluate the relevant financial implications of the issuance, including without limit, the cost of capital, and select the security that provides the most efficient capital structure consistent with sound financial practices and the capital markets. Likewise, when E.ON is considering what securities to retire, redeem or otherwise pay down with divestiture proceeds it will employ a similar analysis with the objective of securing the most efficient capital structure consistent with sound financial practices and the capital markets.


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     I.   Investments in TBD Subsidiaries

          E.ON has committed to divest the TBD Subsidiaries, which are not consistent with its global pure-play energy and utility strategy, over a 3-5 year period. However, pending such divestitures, it is essential that E.ON be permitted to continue to manage its investment in those businesses as it has done in the past to preserve and protect the value of that investment. Any immediate cessation of credit support for or investment in those companies would deprive the companies of the capital they need to maintain their current business lines and manage their ongoing affairs and would result in a definite and immediate diminution of their value, both real and as perceived by the market and potential purchasers.

          This situation is directly analogous to the situation involving the divestiture of Dominion Capital, Inc. by Dominion Resources, Inc., and E.ON seeks similar relief./73 In this connection, E.ON is willing to agree to restraints on its future investment in the TBD Subsidiaries. E.ON will commit to an aggregate limitation on such investments of $4.0 billion prior to divestiture, which represents less than 10% of the $70 billion annual revenues of these businesses in 2000. The $4.0 billion amount is based both on historical investments in the TBD Subsidiaries and on assumptions E.ON has made regarding the need for future investments. E.ON's approximate level of investment in the TBD Subsidiaries over the last three years was $2.9 billion. E.ON expects that its future investments in these businesses may well exceed historical investments to properly prepare them for disposition. E.ON will be guided by normal considerations of prudence and business management in making future investments, up to the $4.0 billion limit.

          The authority requested is necessary to protect and preserve the value of E.ON's investment in these businesses and to prevent any diminution in the value or the prospects of the business pending divestiture. Under Section 11 of the Act, the Commission may permit the retention of businesses that are "reasonably incidental, economically necessary or appropriate to the operations [of an integrated public utility system that the Commission finds] necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems." The Act seeks to protect holding company system investors and utility consumers from the risks of nonutility ventures by limiting the extent to which registered holding companies and their subsidiaries could engage in these businesses./74 In this case, E.ON has already agreed that divestiture of the TBD Subsidiaries is consistent with its utility and energy focus and growth strategy. Consequently, an order of the Commission requiring divestiture is not necessary. The Act's deference to the interests of investors and the financial soundness of the holding company system favors an orderly sale and this implicitly includes the right to manage the TBD Subsidiaries as ongoing concerns pending their divestiture. Managing a business as an ongoing concern also may include

----------------
     73 See Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999) (approving future investments of up to $1.6 billion in businesses which Dominion Resources had committed to divest within three years). See also, New England Electric System, Holding Co. Act Release No. 26057 (May 25, 1994) (stating that a subsidiary of NEES would divest its interest in a company developing an uninterruptible power system on or before January 1, 2005, but requesting authorization to invest an additional amount in such company in the interim).

     74 The Regulation of Public Utility Holding Companies, SEC Division of Investment Management study, June 1995, at 77.


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


the acquisition of additional businesses or assets that improve or better position a TBD Subsidiary for sale./75 Any business acquired by a TBD Subsidiary would be similar in character to the business of the acquiring TBD Subsidiary and be acquired to complement the TBD Subsidiary's core business as discussed herein. Funding needed investments that enhance business value is part of maintaining an ongoing business. Therefore, permitting investments pending sale, is consistent with the voluntary posture of the divestitures in this proceeding and furthers the interest of investors and the financial soundness of the holding company system. The requested relief is also consistent with Rule 45(b)(4), permitting capital contributions or open account advances without interest by a company to its subsidiary company.

     J.   E.ON's Investments in Portfolio Securities

          E.ON Group companies, particularly E.ON Energie, hold significant investments as reserves against long-term liabilities, specifically, pension and -- for E.ON Energie only -- nuclear decommissioning obligations. These investments, which currently total roughly Euro 9 billion ($7.9 bn), include publicly traded common stocks of other companies. While such stocks currently comprise about 50% of the total investment, E.ON is willing to commit that they will comprise no more than 25% of future aggregate net investments. The remaining 50% of the investments is made up of fixed income bonds, including a small portion of non-Euro currency fixed income bonds. Large parts of the investments are held through investment funds. Applicants request that the Commission authorize E.ON and its FUCO and nonutility subsidiaries located in Germany to retain these investments "in the ordinary course of business" of a German company under Section 9(c)(3) of the Act. The relief requested in this section would not apply to the Powergen Group or the LG&E Energy Group.

          Section 9(c)(3) permits registered holding companies and their subsidiaries to acquire "other securities, within such limitations, as the Commission may by rules and regulations or order prescribe as appropriate in the ordinary course of business of a registered holding company or subsidiary company thereof and as not detrimental to the public interest or the interest of investors or consumers." As explained in detail below, investments held by E.ON are appropriate in the ordinary course of business for a German company and will not have a detrimental effect on the protected interests under the Act. E.ON's request is limited to investments by it and its German subsidiaries in connection with reserving against certain identified business liabilities. This practice is in the ordinary course of business for E.ON and its German subsidiaries and is common business practice for all similarly situated German companies. Reserves are also held by E.ON Energie to cover nuclear decommissioning obligations and those held by E.ON and its subsidiaries to support pension obligations.

          E.ON Energie operates a number of nuclear power stations in Germany and Sweden. E.ON Energie and its subsidiaries are required under their respective European accounting principles, especially under German GAAP, to make provision (i.e., set up reserves) for the decommissioning of these facilities. German law does not require that the financial provision made for the decommissioning of nuclear facilities be set aside in a separate segregated

----------------
     75 See the discussion of the divestiture of Degussa and Viterra generally in Item 3.G. supra and footnote 51 regarding Degussa's acquisition of the specialty chemicals business of LaPorte as part of Degussa's transformation into a company focused on specialty chemicals.


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


fund. In this respect German law is similar to the law of a number of countries outside of the U.S., including England, Canada, Denmark, France and Portugal./76 However, under German law and accounting standards, E.ON is required to establish and show these provisions in its financial statements.

          In a number of jurisdictions, including the U.S., investment in equity securities is recognized as being a prudent investment policy for nuclear decommissioning funds, given that the time periods over which the decommissioning costs may be incurred may be as long as 80 to 150 years and equity returns are not particularly volatile when viewed over such long time periods. Indeed, the U.S. Nuclear Regulatory Commission ("NRC") does not prohibit external decommissioning trusts from being invested in common stocks; instead, NRC guidance indicates that speculative issues (e.g., stocks of companies with limited operating history or that have low "safety" rankings from rating agencies) should be avoided and that a licensee's own stock, as well as those of other power reactor licensees, are inappropriate./77 Accordingly, a number of U.S. utilities have invested a portion of such trust funds in common stocks./78

          It is reasonable to conclude, therefore, that investment in common stocks of amounts set aside by E.ON Energie to meet part or all of the costs of decommissioning of its nuclear facilities is entirely appropriate and in the ordinary course of its business. Such investments are clearly for the purpose of meeting nuclear power station decommissioning obligations and are functionally related to the utility business. The investments are not for speculative purposes or for the independent purpose of engaging in the investment management business. E.ON Energie's investments are made in accordance with applicable law in the jurisdiction which regulates its nuclear activities. The investments represent a prudent business practice which contribute to the overall financial soundness of the E.ON Group because they assist in protecting E.ON's other assets from being burdened by the costs of decommissioning. The investments are appropriate because investment in common stocks is a practice that is accepted by the NRC and that is employed by U.S. utility companies.

          E.ON and its affiliates also have invested in equity securities to fund employee benefit obligations. As with nuclear decommissioning obligations, it has not been customary in Germany for corporations to establish segregated funds to meet liabilities to pay pensions and other employee benefits. U.S. law, on the other hand, provides for the establishment of segregated funds to meet pension obligations of U.S. corporations. However, U.S. public utility holding companies that do business in parts of the world which do not recognize such segregated

----------------
     76 See the European Commission's publication "Nuclear Safety and the
Environment: Schemes for Financing Radioactive Waste Storage and Disposal"(EUR 18185 EN, 1999) for a survey of the regimes for funding decommissioning of nuclear facilities in a variety of jurisdictions.

     77 See the Nuclear Regulatory Commission's "Standard Review Plan on Power Reactor Licensee Financial Qualifications and Decommissioning Funding Assurance" (NUREG-SR1577r1) and Regulatory Guide 1.159.

     78 See, e.g., Form 10-K of Duke Energy Corp. filed on April 2, 2001, under "Management's Discussion and Analysis of Results of Operations and Financial Condition - Liquidity and Capital Resources - Equity Price Risk" ("Duke Energy maintains trust funds, as required by the Nuclear Regulatory Commission, to fund certain costs of nuclear decommissioning. (See Note 11 to the Consolidated Financial Statements.) As of December 31, 2000 and 1999, these funds were invested primarily in domestic and international equity securities, fixed-rate, fixed-income securities and cash and cash equivalents.").


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


          funds would find themselves faced with the same requirement as E.ON to make financial provision to meet pension and other employee benefit liabilities. To make such investments to fund future liabilities is prudent business practice and in the ordinary course of business. Where a substantial proportion of the employees to which the liabilities relate are not yet near retirement, it also would be normal prudent business practice to invest a significant portion of the overall investment in equity securities./79 German law does not require and German companies including E.ON do not in practice segregate the investments/funds they hold with respect to these kinds of liabilities (i.e., nuclear decommissioning and pension liabilities). To ensure that the relief requested is appropriately matched to a continuing need in the ordinary course of business, E.ON proposes to make equity investments for the purposes of funding future employee benefit and nuclear decommissioning expenditures only if, at the time of investment, the actuarial value of the prospective obligations exceeds the aggregate of the investments that will be held by E.ON immediately after the investment has been made. Further, E.ON will not accumulate an affiliate interest in the equity of any company purchased to fund the reserves. During the year 2002, E.ON will divest shares held in companies in which E.ON holds an affiliate interest to reduce that interest below 5%./80 Furthermore, on a going forward basis, E.ON's additional net investments in its reserves will be limited to 25% common stocks./81 E.ON's annual report on Form U5S will include a statement reconciling the reserve investments with the related long-term liabilities that indicates the asset class breakdown of the reserves. The proposed relief is therefore narrowly designed to allow E.ON to continue its historical practice of maintaining reserves to support its long-term liabilities to fund employee benefits and its nuclear decommissioning obligations.

     K.   Intrasystem Provision of Services

          1.   LG&E Services and the LG&E Energy Group

          After the Acquisition, LG&E Energy Services Inc. ("LG&E Services"), which was previously approved by the Commission as meeting the requirements of
Section 13(b) of the Act in the Powergen Order, will continue to provide services to the members of the LG&E Energy Group. It is also contemplated that LG&E Services may provide services to companies in the E.ON Group. Any such services would be provided at cost in accordance with the service agreement. Except as otherwise described in this Application or reflected in the form of service agreement attached hereto as Exhibit J-1, the operation of LG&E Services will be in conformity with the authorization granted in the Powergen Order.

----------------
     79 To underscore the prudent nature of such investments, we note that the average yield of E.ON's long-term investments during 1998-2000 was about 9.5%, whereas the average yield of money market investments during the same period was roughly 4%. Thus, if E.ON were restricted to money market investments, it would lose the 5.5% spread between these figures, which we estimate would amount to a loss of roughly Euro 500 million ($440 mm) annually on its current investments.

     80 E.ON holds an interest above 5% in a company that it plans to divest in 2002 by either selling the stock or issuing a bond that would be exchangeable for the stock of such company or cash. The terms of the exchange offer, including when the exchange would be triggered, have not been determined at this time. E.ON seeks authorization to issue securities, including exchangeable bonds, in its application for financing authorization in SEC File No. 70-9985.

     81 This limit will be applied over the course of E.ON's fiscal year and will be based on the value of the investments at the time they were made.


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


          2.   Services provided by Powergen Group and E.ON Group

          It is intended that after the Acquisition Powergen and members of the Powergen UK Group will continue to provide services to the LG&E Energy Group. For example, members of the Powergen UK Group will provide management services in the areas of internal audit, tax and treasury and consultation regarding engineering, research and development projects and transmission best practices. It is also expected that E.ON and other members of the E.ON Group, especially E.ON Energie, will provide services to LG&E Services and other members of the LG&E Energy Group after the Acquisition./82 Those services would generally be limited to high-level management, administrative and technical services.

          Because they will be registered holding companies after the Acquisition, E.ON and Powergen do not intend to render services to their subsidiaries at a charge and will not allocate to or charge the LG&E Energy Group for any general overhead costs incurred at the E.ON or Powergen level. If in the future E.ON would seek to charge the costs for general administrative services relating to corporate-wide objectives, policies and activities incurred by E.ON or Powergen, including costs of senior management, shareholder services, investor relations, corporate affairs, strategic planning and business development, E.ON would file an application setting forth allocation methods and describing such transactions in further detail.

          To the extent that costs for services provided by members of the Powergen UK Group or the E.ON Group (other than E.ON and Powergen) can be attributed to a specific member of the LG&E Energy Group, such member will be directly charged such cost. Billing and coordination of services would be performed by LG&E Services as described below. The costs for such service will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. The service provider will use appropriate policies and procedures to assure that all costs are identified and attributed to particular projects, programs or work orders for purposes of direct cost allocation. As required by Rule 91 under the 1935 Act, the costs allocated across the businesses served by any such service provider will represent the total true cost of providing the corporate service. The costs considered in the allocation will include: (1) total payroll and associated costs; (2) materials and consumable costs; (3) building and facilities costs; (4) information systems infrastructure costs; and (5) other departmental costs. Records related to services provided by any service provider to the LG&E Energy Group companies will be made available to the Commission staff for review.

          To the extent that any services cannot be directly attributed to a specific LG&E Energy Group company, members of the LG&E Energy Group will pay a share of the costs of services that benefit them. The portion of the costs attributable to the LG&E Energy Group companies will be determined using measures that reflect the relevant contribution and size of the individual businesses. With respect to costs incurred at the Powergen Group level, the allocation of group costs will use four measures (revenues, operating profit, employee numbers and net assets) and allocate the group costs equally across the four. Revenues will be adjusted to exclude the income resulting from sales of purchased power within the LG&E Energy Group. Powergen will use figures from the latest published accounts to calculate the percentage of

----------------
     82 It is not expected that significant services or goods would be provided by other members of the E.ON Group to LG&E Services or other companies in the LG&E Energy Group.


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


revenues, operating profit, employee numbers and net assets on an annualized basis, and these four percentages will be averaged to calculate the group allocation.

          LG&E Services will generally act as the gatekeeper or coordinator for services flowing to and from the LG&E Energy Group. Applicants expect that the majority of costs billed by members of the Powergen UK Group to the LG&E Energy Group will be paid initially by LG&E Services which will then charge the appropriate service recipient. LG&E Services will allocate the costs of service among the LG&E Energy Group using one of several methods. The method of cost allocation varies based on the department rendering the service. The cost allocation methods used by LG&E Energy Services are described in Exhibit J-1 hereto.

          Except as otherwise authorized by the Commission, all services provided by members of the E.ON Group and/or the Powergen UK Group to LG&E Services and the other members of the LG&E Energy Group will be billed at cost and pursuant to fair allocation methods, in accordance with Section 13 of the Act and the rules thereunder./83 If a service provider provides services for the benefit of a specific LG&E Energy company, the charge applicable to that company will be specifically identified in the invoice. Otherwise, the service provider's charges will be allocated to individual LG&E Energy companies through LG&E Services' allocation procedures.

          3.   Exemptions for Transactions with Non-utility Companies

          Each member of the E.ON Group, the Powergen Group and the LG&E Energy Group (including LG&E Services) requests authorization under Section 13(b) of the Act to provide services and sell goods to non-utility companies in the LG&E Energy Group, the Powergen Group and the E.ON Group, at fair market prices determined without regard to cost, and requests an exemption under Section 13(b) of the Act from the cost standards of Rules 90 and 91 as applicable to these transactions, in any case in which the non-utility subsidiary purchasing these goods or services is:

          (1) a FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States.

          (2) an EWG which sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not a public utility company in the LG&E Energy Group;

          (3) a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms' length to one or more industrial or commercial customers purchasing the electricity for their own use and not directly

----------------
     83 As stated above, any services provided by E.ON or Powergen to the LG&E Energy Group would be provided at no charge. Accordingly, those transactions would not be considered "services" within the meaning of Section 13 and would be exempt from regulation under the Act. See Rule 80(a), adopted under Section 13 of the Act ("Service means any managerial, financial, legal, engineering, purchasing, marketing, . . . or any other service . . . which is sold or furnished for a charge.").


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


          for resale, and/or (b) to an electric utility company other than a public utility in the LG&E Energy Group at the purchaser's "avoided cost" as determined in accordance with PURPA regulations;

          (4) a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser is not a public utility company in the LG&E Energy Group;

          (5) a subsidiary engaged in Rule 58 activities or any other non-utility subsidiary that (a) is partially owned by a member of the LG&E Energy Group, the Powergen UK Group or the E.ON Group, (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to the non-utility subsidiaries described in clauses (1) through (4) immediately above, or (c) does not derive any part of its income from a public-utility company within the LG&E Energy Group.

See Energy East Corporation Holding Company Act Release No. 27228 (Sep. 12,
2000), and Powergen plc Holding Company Act Release No. 27291 (Dec. 6, 2000).

          4.   Interaction with Other Regulatory Agencies

          E.ON is aware that questions concerning the FERC's policy in this area are likely to arise with respect to affiliate transactions involving the LG&E Energy subsidiaries that are public utilities under the Federal Power Act. In connection with the requested FERC authorization, the applicants in that matter have committed "to be subject to the [FERC's] policy on intra-corporate transactions with respect to any transaction involving the sale of non-power goods and services between or among any of the LG&E Companies and E.ON or any of its subsidiary or affiliated companies." See FERC Application, included as Exhibit C-5. The FERC intra-corporate transactions policy, with respect to non-power goods and services, generally requires that affiliates or associates of a public utility not sell non-power goods and services to the public utility at a price above market; and sales of non-power goods and services by a public utility to its affiliates or associates be at the public utility's cost for such goods and services or market value for such goods and services, whichever is higher.

          The Applicants recognize that, unless exempt, transactions among E.ON's associate companies and other companies in the holding company system will be subject to the jurisdiction of the Commission under Section 13(b) of the Act and the rules and regulations thereunder. Section 13(b) generally requires that affiliate transactions involving system utilities be "at cost, fairly or equitably allocated among such companies." See also Rule 90. Nonetheless, E.ON believes that, as a practical matter, there should not be any irreconcilable inconsistency between the application of the Commission's "at cost" standard and the FERC's policies with respect to intra-system transactions as applied to E.ON.

          On this basis, the applicants believe that E.ON will be able to comply with the requirements of both the FERC and the "at cost" and fair and equitable allocation of cost requirements of Section 13, including Rules 87, 90 and 91 thereunder, for all services, sale and


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


construction contracts between associate companies and with the holding company parent unless otherwise permitted by the Commission by rule or order./84

          Section 6 of the Service Agreement contains language that clarifies the scope of the jurisdiction of the Kentucky Commission and the Virginia Commission, as follows:

           Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company will not seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the Kentucky Public Service Commission, or the Virginia State Corporation Commission which pertains to recovery, disallowance, allowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by LG&E or KU in or as a result of a contract, agreement, arrangement, or transaction with any affiliate, associate, holding, mutual service or subsidiary company on the basis that such expense, charge, cost or allocation: (1) has itself been filed with or approved by the SEC or (2) was incurred pursuant to a contract, agreement, or allocation method which was filed with or approved by the SEC.

          As noted above, Applicants recognize that affiliate transactions among the member companies of the E.ON Group will be subject to the jurisdiction of the Commission under Section 13(b) of the Act and the rules and regulations thereunder. Applicants do not believe that the above-quoted language in Section 6 of the Service Agreement is in conflict with the Commission's jurisdiction under the Act. However, in the event that a state commission were to take action that would preclude LG&E, KU or an affiliate from providing a service in compliance with Section 13(b) of the Act or the Commission rules thereunder, Applicants will cause the utility or affiliate to cease rendering the service until the dispute can be resolved.

          5.   Restriction on Amendments

          No change in the organization of LG&E Services, the type and character of the companies to be serviced, the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until LG&E Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify LG&E Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until LG&E Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

----------------
     84 Under circumstances of divergent cost and market prices such that both the FERC and SEC pricing standards could not be reconciled if the transaction was performed, E.ON will comply by refraining from performing the affected service, sales or construction contract. See Powergen Order.


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


     L.   E.ON's Water Operations

          E.ON's Water Operations are Related to and Integrated With its Foreign Electric and Gas Utility Businesses and Should Be Retainable Under
          Section 33 of the Act.

          As part of E.ON's strategy to become a global pure-play utility and to focus on its core energy/utility business, E.ON is committed to retain and expand its multi-utility business, which under prevailing European industry practice, includes not only electric and gas service but also water, waste management and other services. In Germany and in many other parts of Europe - and from the perspective of local utility regulators - it is typical for a utility to offer such a complement of services. For example, privatized utility functions that E.ON has acquired from municipalities have often included electric, gas, heat and water as part of a bundled service. Acquiring water operations can also provide an entree into the electric and gas businesses.

          E.ON Energie's principal water-related activities are centered in the German stock exchange-listed company Gelsenwasser AG ("Gelsenwasser"). Gelsenwasser provides water and natural gas to 4.1 million inhabitants and industrial users within the Ruhr, Munster, Lower Rhine, eastern Westphalia, Lower Saxony, Saxony-Anhalt, Brandenburg, Mecklenburg and Western Pomerania regions of Germany and the Czech Republic. Gelsenwasser is also involved in sewage disposal and treatment. The supply of water accounted for 54% of Gelsenwasser's revenues in 2001; natural gas, 41%, and other, 5%. After purchasing RWE's 28.1% equity interest in Gelsenwasser in January 2001, E.ON Energie holds an 80.5% equity interest through its wholly owned subsidiary E.ON Aqua GmbH. Though water deliveries by the E.ON Energie group as a whole, including Gelsenwasser, decreased 9.1% to 235.5 million cubic meters in 2001, Gelsenwasser is still the largest privately held water utility in Germany (based on volume of water deliveries).

          E.ON Energie also holds stakes in various regional electricity and gas distributors and in municipal utilities ("Stadtwerke"). Therefore, its ability to select which utility services to provide is often limited. E.ON Energie's water, heating, engineering and waste management services are closely tied to its local utility operations. They not only provide synergies but in most cases share facilities and customers. The context in which E.ON acquired these operations underscores how integral they are to the utility service expected by E.ON's European customers. For historical and political reasons E.ON Energie rarely owns 100% of the regional utilities or Stadtwerke. E.ON's expansion of its electric and gas business through the acquisition of regional utilities and Stadtwerke brought with it other services that these companies traditionally provided, including water, heating, waste management and other services./85 Continued provision of those services was typically a condition of acquiring the electric and gas operations. Indeed, the continuing shareholdings of counties, municipalities and other local shareholders in their former Stadtwerke or regional utilities serve to ensure that municipal and regional customers will continue to have those services available and enjoy the efficiencies of integrated service.

          E.ON is not unique in providing multi-utility service. For example, 64% of gas distribution in Germany is provided by companies that also provide water services. This allows

----------------
     85 In this regard, the situation is similar to that presented in Middle South Utilities, Inc., Holding Co. Act Release No. 11782 (March 20, 1953) in which the Commission did not preclude Middle South from continuing to provide bus service within New Orleans.


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


a high degree of cost savings in operations, maintenance, customer care, billing and sales. Operations and maintenance are performed by skilled craftsmen who have to study both gas and water installations. For this reason, the integration of electricity, gas and water services has been increasing in Germany and many other European countries, such as Austria and Italy. The three businesses require many of the same skills to deliver an essential commodity to residential and industrial customers in an economical and efficient manner. All three businesses require operating and maintaining infrastructure assets that deliver the commodity directly to the customer, measure and meter the amount delivered and bill and collect revenues. There is also consumer demand for such integration, as many European customers are used to receiving multiple utility services from one source.

          Given the historical development of this linkage through traditional municipal and regional services and labor training practices, and the economic advantages of continuing to provide such services in an integrated manner, E.ON could not readily split its water services from the gas and electricity business. The interests of other shareholders in Stadtwerke and regional utilities, including the municipalities and other local authorities themselves, also prevent such a separation, particularly where such shareholders are capable of blocking corporate actions.

          In 2001, E.ON Energie had total revenues of approximately Euro 18.4 billion ($16.4 bn), including Euro 694 million ($618 million) in electricity taxes, attributable to the following activities:


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




                      Activity                     Percent of Year 2001 Revenues
           Electricity                                           77.5%
           Gas                                                   14.6%
           Water                                                  1.3%
           Other:
                Access fees                                       1.6%
                Heat                                              2.0%
                Disposal services                                 0.5%
                Supplemental charges                              0.5%
                Miscellaneous                                     2.0%
           Other total                                            6.6%
           Total                                                  100%


          Retention of the water interests also is consistent with the Commission's decision in WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998), in that there is an overlap in service territories between the water and other utility operations and, further, the water and gas or electric operations have long been under common ownership.

          It should be noted that Section 33(a)(3) of the Act, which defines the term "foreign utility company," does not by its terms or in any way, limit the type or extent of the types of businesses in which a FUCO or its subsidiaries may engage. By contrast, Section 32(a)(1) of the Act, which defines the term "exempt wholesale generator" ("EWG") and was also enacted with FUCOs as part of the Energy Policy Act of 1992 ("EPACT"), expressly requires an EWG to be engaged exclusively in the business of owning and/or operating certain types of utility facilities and selling electricity at wholesale. It seems apparent to Applicants from the legislative history of EPACT that Congress did not intend to place any limitations on the activities of a FUCO. Applicants are not seeking in this Application for the Commission to define all of the parameters of investments by FUCOs in non-utility businesses. This is demonstrated by E.ON's commitment to sell the TBD Subsidiaries. E.ON believes however, that its water utility business conforms to the "other businesses" standards of the Act as held by the Commission. E.ON's water utility activities will not be detrimental to the public interest or the interests of investors. Rather, as shown above, such business is beneficial to investors,


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


consumers and the public at large at least to the same extent as was present in WPL Holdings, supra.

          Finally, the original framers of the Act appear to have contemplated the possibility that a water company could be a nonutility subsidiary in a registered holding company system. Rule 49 of the Act provides an exemption from
Section 9(a) of the Act, under specific circumstances, for the acquisition of the securities of a water company, without prior Commission approval. Rule 49 provides in pertinent part that:

     (a) Companies Exempted. - The exemptions provided by this section shall apply to any subsidiary of a registered holding company which subsidiary is not-

          (1)  A holding company,

          (2)  A public utility company,

          (3) A company engaged in the business of performing services or construction for or selling goods to associate holding or public utility companies, or

          (4)  A company controlling, directly or indirectly, any company specified in paragraphs (a) (1) to (3) of this section. . . .

     (d) Exemption from section 9(a).

          (2) Any such subsidiary company which is subject to regulation as a water, telephone, common carrier or other public service company, under the laws of the State in which it operates, shall be exempt from section 9(a) of the Act with respect to any acquisition expressly authorized by the State Commission of such State provided that such acquisition does not include utility assets, securities of a public utility or holding company, or any other interest in any class of business other than that in which such public service company is engaged.

          Rule 49 has been amended as recently as 1994 and neither the SEC staff nor the commenters to the proposed amendment to the rule voiced any concerns regarding the Rule 49(d)(2) self-executing exemption regarding the acquisition of the securities of a water company without prior SEC approval. In addition, Rule 82 of the 1935 Act even allows for an exemption to the at cost provisions of Section 13 for the performance of services or the sale of goods relating to the sale of water by such company. The enactment in 1935 of Rule 49 demonstrates that the retention of water properties was not one of the evils that the Act was intended to prohibit. To the contrary, under the right set of circumstances, the Act intended that the acquisition of U.S. water properties by registered holding companies would not require SEC authorization. Therefore, it seems reasonable to conclude that the acquisition of or the retention of water properties by a FUCO, which by definition is not a holding company, public utility company or a service company in a registered holding company system, and which derives no part of its income from U.S. utility companies, is that much more removed from regulation under the Act.


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


          For all these reasons, E.ON requests authorization to continue to own and acquire water businesses in the context of its FUCO operations.

     M.   Reporting Requirements

          The Applicants will file Form U5S annually within 180 days of the close of E.ON's fiscal year./86 In addition, as required by the 1934 Act and the 1933 Act, respectively, E.ON will file Form 20-F and reports on Form 6-K containing material announcements as made.

          The Applicants also will report annually, as a supplement to the Form U-13-60 filed by LG&E Services, service transactions among E.ON Group companies (excepting the LG&E Energy Group) and the LG&E Energy Group. The report will contain the following information:

     a. a narrative description of the services rendered by members of the E.ON Group or the Powergen Group for the LG&E Energy Group, by the members of the LG&E Group for the E.ON Group or the Powergen Group, and by the members of the LG&E Energy Group for each other (other than as reported on Form U-13-60);

     b. disclosure of the dollar amount of services rendered in (a) above according to category or department;

     c. identification of companies rendering services described in (a) above and recipient companies, including disclosure of the allocation of services costs among the companies of the LG&E Energy Group; and

     d. disclosure of the number of LG&E Energy Group employees engaged in rendering services to other E.ON Group companies on an annual basis, stated as an absolute and as a percentage of total employees.

Item 4.   Regulatory Approvals

          Any German or European utility regulation affecting E.ON would apply only to its respective German or European operating companies and not to the parent registered holding company; therefore, there is no conflict between the regulatory scheme under the 1935 Act and German regulation. Similarly, U.K. utility regulation affecting Powergen (and E.ON following its acquisition of Powergen) would apply only to its U.K. operating companies and not directly to the parent registered holding company; therefore, there is no conflict between the regulatory scheme under the 1935 Act and U.K. regulation. In addition to the U.S. federal and state approvals described below, the transaction has been reviewed by the European Commission and OFGEM. The transaction was also subject to the review of the FSA.

          OFGEM has reviewed the Acquisition to determine whether it has any adverse effect on the Powergen Group's licenses under the Electricity Act 1989 or the Gas Act 1986 as

----------------
     86 Assuming that the Commission issues its order authorizing the Acquisition in June 2002, E.ON will file its registration statement on Form U5B in the Fall of 2002. Consequently, E.ON's first filing on Form U5S, covering the year 2002, would not be made until on or before May 1, 2003.


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


amended by the Gas Act 1995 and subsequent legislation, including the Utilities Act 2000. E.ON has given certain assurances to OFGEM, relating to OFGEM's ability to continue to effectively regulate the Powergen Group after the Acquisition, and the OFGEM review is now concluded.

          The European Commission has reviewed the Acquisition to determine whether it would result in undue market concentration within the scope of European Council Regulation (EEC) 4064/89 (as amended). The European Commission has authorized the Acquisition./87

          On December 1, 2001, Powergen Trading Limited (a direct subsidiary of Powergen UK plc and thus a member of the Powergen Group), became authorized (an "authorised person") under the UK's Financial Services and Markets Act 2000 ("FSMA"), the UK's principal piece of legislation dealing with the regulation of the provision of financial services. Powergen Trading Limited obtained authorization because certain of its business activities (in the area of energy market trading) required it to be so authorized.

          Under the FSMA, any acquisition of more than 10% of share capital in either (i) an authorized person itself or (ii) any parent company of an authorized person, requires the prior approval of the UK's financial services regulator, the FSA. Thus, due to the acquisition of the shares of Powergen (Powergen Trading Limited's ultimate parent company) the E.ON/Powergen acquisition requires the FSA's approval.

          Such approval is sought by filing the requisite forms (Controllers Forms A and B) with the FSA. These forms contain information about the proposed acquirer companies (in this case, E.ON UK plc and its parent companies), including details regarding certain directors of each company. These forms were filed with the FSA on March 5, 2002. The FSA approved the change in control effective April 30, 2002 by letter dated April 25, 2002.

          Set forth below is a summary of the U.S. federal and state regulatory approvals that E.ON and Powergen expect to obtain in connection with the Acquisition.

Antitrust

          The Acquisition is subject to the requirements of the HSR Act and the rules and regulations thereunder, which provide that certain acquisition transactions may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and until certain waiting periods have been terminated or have expired. Applicants have filed their premerger notifications and the applicable waiting periods expired on November 15, 2001.

----------------
     87 See note 16, supra.


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


Federal Power Act

          Section 203 of the Federal Power Act (the "FPA") provides that no public utility may sell or otherwise dispose of its facilities subject to the jurisdiction of the FERC or, directly or indirectly, merge or consolidate such facilities with those of any other person or acquire any security of any other public utility without first having obtained authorization from the FERC. Because this transaction involves a change in ownership and control of Powergen's Utility Subsidiaries, the prior approval of the FERC under FPA
Section 203 is required in order to consummate the Acquisition.

          Under Section 203 of the FPA, the FERC is directed to approve acquisition if it finds that it is "consistent with the public interest." In its review, the FERC generally evaluates: (1) whether the transaction will adversely affect competition; (2) whether the transaction will adversely affect rates; and
(3) whether the transaction will impair the effectiveness of regulation. In its order dated October 15, 2001, the FERC authorized the Acquisition under Section
203. See Exhibit C-6.

Exon-Florio

          The Committee on Foreign Investment in the United States ("CFIUS") may review and investigate the Acquisition under the Exon-Florio Amendment to the Defense Production Act of 1950, and the President of the United States or his designee is empowered to take certain actions in relation to mergers, acquisitions and takeovers by foreign persons that could result in foreign control of persons engaged in U.S. interstate commerce. In particular, the Exon-Florio Amendment enables the President to block or reverse acquisitions by foreign persons that threaten to impair U.S. national security. Before the Acquisition may be consummated, any CFIUS review and investigation of the Acquisition must have terminated, and the President must not have taken any of his authorized actions. An Exon-Florio Amendment notice to CFIUS regarding the Acquisition was filed on November 16, 2001. On December 19, 2001, the Department of Treasury determined that there are no issues of national security sufficient to warrant an investigation under section 721, and that action under that section had concluded with respect to this transaction. See Exhibit C-7.

          In a letter by Fred W. Baumann Jr. of Lexington, Kentucky to Catherine Fisher, Assistant Director of the SEC's Division of Investment Management, Office of Public Utility Regulation from dated July 26, 2001, Mr. Baumann expresses his concern with the proposed acquisition of Powergen and LG&E Energy by E.ON, "a large foreign corporation who plans not only to own Powergen/LG&E but many American Power Companies all across the heartland of the United States." Mr. Baumann requests that the Commission deny E.ON authorization to complete the Acquisition.

          The Commission addressed the issue of whether the Act prohibits the acquisition of a U.S. public utility by a foreign holding company in The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000). The Commission found that the 1935 Act contains no such prohibition. In that matter, several commenters also expressed discomfort at the prospect of foreign ownership of a domestic utility. The Commission's order notes that CFIUS reviews and, if necessary, investigates, foreign acquisitions of U.S. businesses to determine their national security implications and that the President may suspend or prohibit a transaction that threatens national security. The Commission concluded in National Grid that "In view of the role of CFIUS, we do not believe that it is necessary for us to consider, in this matter, whether national security concerns implicate the Act's public interest standard." As noted above, CFIUS has reviewed the proposed E.ON - Powergen transaction and determined that there are no issues of national security sufficient to warrant an investigation. Accordingly, as in National Grid, the Commission should find that the requirements of the 1935 Act are satisfied.

          Because Mr. Baumann's letter does not request a hearing and he has not raised any issue of law or fact that cannot be addressed on the basis of the record in this matter, there is no reason for a hearing in this matter. Further, Applicants note that a letter that does not request a hearing does not prevent the staff of the Commission from authorizing the Acquisition by delegated authority./88

State Regulatory Approval

          The Acquisition requires the approval of the KPSC, VSCC and TRA.

          The KPSC has jurisdiction over the Acquisition due to LG&E's and KU's status as public utility companies in Kentucky. E.ON, Powergen, LG&E Energy, LG&E and KU filed a joint application with the KPSC on May 14, 2001. The KPSC approved the Acquisition on August 6, 2001, subject to the acceptance of various business and operational conditions regarding E.ON, Powergen, LG&E Energy, LG&E and KU. The parties notified the KPSC of their acceptance of the conditions through letters dated August 14, 2001 and filings on August 29, 2001 and September 7, 2001, and on September 17, 2001, following a review of the record, the Commission issued an order approving the Acquisition.

          The VSCC has jurisdiction over the Acquisition because of KU's utility operations in Virginia under the name Old Dominion Power Company. E.ON, Powergen, LG&E Energy and KU filed a joint application with the VSCC on May 24, 2001, which was accepted June 12, 2001. The VSCC approved the Acquisition on October 5, 2001 subject to the same or similar conditions and commitments imposed by the VSCC on Powergen's acquisition of LG&E Energy.

          Consistent with previous acquisitions of holding companies that had owned and controlled KU, KU, E.ON and Powergen requested by letter that the TRA disclaim jurisdiction with respect to the Acquisition and provided the TRA with a copy of their application before the KPSC for informational purposes. The TRA, however, declined to not take jurisdiction over the proposed Acquisition and on October 23, 2001 voted in an open session to approve the transaction. The TRA issued an order on December 14, 2001 confirming its decision; its decision to approve the Acquisition is effective as of October 23, 2001.

----------------
     88 Rule 30-5(f) of the Commission's Rules of Practice, 17 CFR 200.30-5(f), delegates to the Director of the Division of Investment Management or his or her designees the authority "to authorize the issuance of orders where a notice has been issued and no request for a hearing has been received from any interested person within the period specified in the notice and the matter involved presents no issue that the director believes has not previously been settled by the Commission and it does not appear to the director to be necessary in the public interest or the interest of investors or consumers that a hearing be held."

          In addition, under Section 33(a)(2) of the Act, the Commission has sought letters from each of the affected State Commissions certifying that each State Commission has the authority and resources to protect ratepayers. Each affected state commission has responded favorably to the Commission's request./89

          The Applicants represent that the Acquisition proposed in this filing shall be carried out in accordance with the terms and conditions of, and for the purposes stated in, the declaration-application no later than 260 days after the issuance of an order granting and permitting the Application to become effective.

Item 5.   Procedure

          Applicants respectfully request the Commission to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application as soon as possible, such notice to specify the minimum period allowed under the Commission's rules during which comments may be entered. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Acquisition. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

Exhibit List
------------

A-1  Articles of Association and Bylaws of E.ON AG.

A-2  Memorandum and Articles of Association of Powergen plc.

B-1  Letter Agreement dated April 8, 2001.

C-1  Application to the Kentucky Public Service Commission.

C-2  Orders of the Kentucky Public Service Commission.

C-3  Application to the Virginia State Corporation Commission.

C-4  Order of the Virginia State Corporation Commission.

C-5  Application to the Federal Energy Regulatory Commission.

----------------
     89 See letter from K. David Waddell, Executive Secretary, Tennessee Regulatory Authority to Catherine Fisher, Assistant Director, Office of Public Utility Regulation, Securities and Exchange Commission dated February 4, 2002; letter from Martin J. Huelsmann, Chairman, Commonwealth of Kentucky Public Service Commission to Catherine Fisher dated February 4, 2002 and; letter from Philip R. De Haas, Counsel to the Commonwealth of Virginia State Corporation Commission to Catherine Fisher dated February 8, 2002.

C-6  Order of the Federal Energy Regulatory Commission.

C-7  Letter from the Committee on Foreign Investment in the United States.

C-8  Letter to the Tennessee Regulatory Authority.

C-9  Order of the Tennessee Regulatory Authority.

D-1 Map of the Utility Service Territory of the LG&E Energy Group, filed in paper format under cover of Form SE.

E-1 Corporate Chart of the Combined E.ON and Powergen Group, filed in paper format under cover of Form SE.

E-1A Revised Corporate Chart E.ON, Post Acquisition and Reorganization, filed in paper format under cover of Form SE.

E-1B Description of Companies in the E.ON Corporate Structure Post-Acquisition and Reorganization (confidential treatment requested).

E-2  Management of LG&E Energy Corp., filed in paper format under cover of Form
     SE.

F-1 Annual Report of E.ON AG on Form 20-F, filed in paper format under cover of Form SE.

F-2 Annual Report of Powergen plc on Form 20-F, filed in paper format under cover of Form SE.

G-1 Description of E.ON's Subsidiary Companies, Including To-Be-Divested Subsidiaries (revised).*

G-2.2 Description of Powergen's Subsidiary Companies (revised).*

G-2.3 Description of LG&E Energy's Nonutility Subsidiary Companies (revised).*

G-3  Description of E.ON's To-Be-Retained Subsidiary Companies.*

H-1  Proposed Form of Notice.

I-1  Appointment of Agent for Service of Process.

J-1 Services Agreements, incorporated by reference to Exhibit B-1, SEC File No. 074-00049, Form U-9C-3, filed May 30, 2001.

K-1  Opinion of Counsel - E.ON.

K-2  Opinion of Counsel - Powergen.


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


K-3  Past Tense Opinion of Counsel.**

K-4 Subscription Letters from Powergen US Securities Ltd. to Powergen Holdings LLC (confidential treatment requested).


Financial Statements
--------------------

FS-1 E.ON AG Consolidated Financial Statements for the Year Ended and As of
     December 31, 2000.

FS-2 E.ON AG Consolidated Financial Statements As of September 30, 2001.

FS-3 Powergen plc Consolidated Financial Statements for the Year Ended and As of
     December 31, 2000, incorporated by reference to Exhibit D of SEC File No. 1-13620, Form U5B, filed March 9, 2001.

FS-4 Powergen plc Consolidated Financial Statements As of September 30, 2001.

FS-5 Pro Forma Consolidated Balance Sheet and Income Statement for the Year
     Ended and As of December 31, 2000, including Notes.

FS-6 LG&E Energy Consolidated Financial Statements for the Year Ended and As of
     December 31, 2000.

FS-7 LG&E Energy Consolidated Financial Statements As of December 31, 2001
     (confidential treatment requested).

FS-8 Subscription Agreement Call Details (confidential treatment requested).

FS-9 E.ON AG Consolidated Financial Statements As of December 31, 2001.*

FS-11 Powergen US Investments Corp. Financial Statements (confidential treatment requested).


* Filed herewith.
** To be filed by Amendment.


Item 7.   Information as to Environmental Effects

          The Acquisition neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the Merger will not result in changes in the operations of Powergen and its subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized. The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

Date:  June 10, 2002               E.ON AG

                                   By: Hans Gisbert Ulmke

                                   Name: Hans Gisbert Ulmke
                                   Title: Financial Director, Executive Vice
                                             President

                                   By: Guntram Wuerzberg

                                   Name:  Dr. Guntram Wuerzberg
                                   Title: Vice President General Legal Affairs

Date: June 10, 2002                Powergen plc
                                   Powergen US Holdings Limited
                                   Powergen US Investments
                                   Powergen Luxembourg sarl
                                   Powergen Luxembourg Holdings sarl
                                   Powergen Luxembourg Investments sarl
                                   Powergen US Investments Corp.

                                   By: David Jackson

                                   Name:  David Jackson
                                   Title: Company Secretary and General Counsel

                                  EXHIBIT INDEX

G-1 Description of E.ON's Subsidiary Companies, Including To-Be-Divested Subsidiaries (revised).

G-2.2 Description of Powergen's Subsidiary Companies (revised).

G-2.3 Description of LG&E Energy's Nonutility Subsidiary Companies (revised).

G-3  Description of E.ON's To-Be-Retained Subsidiary Companies.

FS-9 E.ON AG Consolidated Financial Statements As of December 31, 2001.